UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2021

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2021 to September 30, 2021)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2021 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	176,872	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	45,584
SK Broadband Co., Ltd.	Sept. 26, 1997	Fixed-line telecommunication services, multimedia and Internet protocol TV (“IPTV”) services	5,765,808	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	470,521	Material
Service Ace Co., Ltd.	June 10, 2010	Customer center management services	96,258	Material
Service Top Co., Ltd.	June 11, 2010	Customer center management services	69,496
SK O&S Co., Ltd.	June 14, 2010	Network maintenance services	88,633	Material
SK Telecom China Holdings Co., Ltd.	July 12, 2007	Investment (holding company)	48,684
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	2,675
YTK Investment Ltd.	July 1, 2010	Investment	3,218
Atlas Investment	June 24, 2011	Investment	128,039	Material
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	24,985
One Store Co., Ltd.	Mar. 1, 2016	Contents distribution	243,442	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	536,981	Material
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	999,225	Material
Dreamus Company	Jan. 20, 1999	Online music services	171,931	Material
ADT CAPS Co., Ltd. (formerly known as SK Infosec Co., Ltd.)	June 26, 2000	Information security services	3,792,573	Material
Quantum Innovation Fund I	Dec. 3, 2018	Investment	25,354
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	8,720
id Quantique SA	Oct. 29, 2001	QRNG technology development	41,287
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	154,729	Material
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	35,259
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	177,694	Material
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	671

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
SK stoa Co., Ltd.	Dec. 1, 2017	Commercial retail data broadcasting channel services	107,982	Material
Broadband Nowon Broadcasting Co., Ltd.	June 15, 2001	Cable broadcasting services	23,227
T map Mobility Co., Ltd.	Dec. 29, 2020	Database and online information services	170,381	Material
ROKMEDIA Co., Ltd.	March 19, 2003	Publishing and online retail	6,769
SK M&Service Co., Ltd.	Feb. 10, 2000	Database and online information services	129,738	Material
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	361
SKP America, LLC	Jan. 27, 2012	Digital contents sourcing services	43,826
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	377,863	Material
iriver Enterprise Ltd.	Jan. 14, 2004	Management of Chinese subsidiary	171
iriver China Co., Ltd.	June 24, 2004	Electronic device manufacturing	525
Dongguan iriver Electronics Co., Ltd.	July 6, 2006	Electronic device manufacturing	3
LIFE DESIGN COMPANY Inc.	June 25, 2008	Merchandise business in Japan	5,097
Studiodolphin Co., Ltd.	Aug. 28, 2020	Publishing of music and other audio contents	114
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	8,285
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	36,845
CAPS America, Inc.	June 11, 2021	System software development and supply services	—
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	124,197	Material
Media S Co., Ltd.	Jan. 5, 2021	Movie, video and broadcasting program production	—
Panasia Semiconductor Materials LLC	May 12, 2020	Trust services and joint investment	39,015
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	414
id Quantique LLC	Sept. 1, 2018	Quantum information and communications services	6,096
FSK L&S (Shanghai) Co., Ltd.	July 29, 2010	International cargo transportation	34,922
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation	8,605
FSK L&S VIETNAM COMPANY LIMITED	May 5, 2020	International cargo transportation	1,540
FSK L&S (Jiangsu) Co., Ltd.	May 18, 2021	International cargo transportation	—
Infra Communications Co., Ltd.	Aug. 1, 2017	Service operations	2,156
Mindknock Co., Ltd.	Jan. 23, 2018	Information services	317
YLP Inc.	Feb. 4, 2016	Cargo transportation agent	12,948

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
Goodservice Corp.	Oct. 16, 2009	Designated driving services and related services	2,900
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	71,846
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	14,193

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

Changes in subsidiaries during the nine months ended September 30, 2021 are set forth below.

Change	Name	Remarks
Additions	Studiodolphin Co., Ltd.	Newly acquired by Dreamus Company
	Media S Co., Ltd.	Newly established by SK Broadband Co., Ltd.
	FSK L&S (Jiangsu) Co., Ltd.	Newly established by FSK L&S Co., Ltd.
	ROKMEDIA Co., Ltd.	Newly acquired by One Store Co., Ltd.
	YLP Inc.	Newly acquired by T map Mobility Co., Ltd.
	Goodservice Corp.	Newly acquired by T map Mobility Co., Ltd.
	CAPS America, Inc.	Newly established by ADT CAPS Co., Ltd. (formerly known as SK Infosec Co., Ltd.)
Exclusions	ADT CAPS Co., Ltd. (former)	Merged into ADT CAPS Co., Ltd. (formerly known as SK Infosec Co., Ltd.)

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high speed Internet and data and network lease services, (3) commerce business, (4) security business and (5) other businesses including platform services and online information services. The Company’s market shares in its key business segments were approximately 48% in the wireless business (excluding mobile virtual network operator (“MVNO”) business), approximately 29% in the high speed Internet business and approximately 30% in the IPTV services during the reporting period.

The total number of the Company’s consolidated subsidiaries as of September 30, 2021 were 55, and the Company plans to spin off certain of its operations, resulting in the surviving company continuing to engage in the telecommunications and certain other businesses while the spun-off company will serve as the holding company that will hold and manage in the Company’s equity investments in semiconductor and new information and communications technology (“ICT”) companies as well as make new investments relating thereto. Such spin-off transaction is expected to be completed within this year.

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(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In the first nine months of 2021, sales of the Company’s wireless business amounted to Won 9,394.2 billion.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to make efforts to evolve into a subscription product marketing company by developing competitive subscription products with various domestic and international partners leveraging the big data that it has gained through its wireless business, while providing optimally personalized product packages leveraging artificial intelligence (“AI”) capabilities.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated OTT platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020. In the first nine months of 2021, sales of the Company’s fixed-line business amounted to Won 2,736.5 billion.

(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of material subsidiaries comprising the former ADT CAPS Co., Ltd. (“Former ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. Furthermore, the importance of the information security industry is steadily increasing due to the diversifying and increasingly advanced and intelligent cyberattacks, and the demand for information security is expected to grow exponentially due to the digital transformation arising from advances in new technologies, such as AI, Internet of Things (“IoT”), cloud and smart factories, as part of the fourth industrial revolution.

The Company continues to make efforts to provide differentiated services to customers by leveraging such industry growth as well as by promoting synergies with other ICT-based businesses of the SK Group, exploring new markets, discovering new business models and expanding advanced technologies. In the first nine months of 2021, sales of the Company’s security business amounted to Won 1,005.6 billion.

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(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. The Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. In addition, the rapidly growing SK stoa Co., Ltd. (“SK Stoa”) will solidify its top position in the T-commerce market by strengthening its customer base secured through strategic marketing and product sourcing capabilities. In the first nine months of 2021, sales of the Company’s commerce business amounted to Won 611.0 billion.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating

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*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
September 29, 2020	CP	A1	Korea Ratings	Regular rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Regular rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Regular rating
September 29, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Co., Ltd.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Co., Ltd.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

May 2018: Acquisition of Former ADT CAPS through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “SK Square Spin-off”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

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•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 24, 2017	General Meeting of Shareholders	Jung Ho Park, Dae Sik Cho, Jungho Ahn	Jae Hoon Lee, Jae Hyeon Ahn	Jae Young Jung
March 21, 2018	General Meeting of Shareholders	Young Sang Ryu, Youngmin Yoon	—	—
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—

*	On August 25, 2021, Dae Sik Cho resigned from his position as a non-executive director.
*	Pursuant to the resolution of the extraordinary general meeting of shareholders on October 12, 2021, Kyu-Nam Choi was appointed as a non-executive director.
*	On November 1, 2021, Jung Ho Park resigned from his position as the representative director following the SK Square Spin-off.

C.	Change in Company Name

On March 28, 2019, Iriver Ltd. (“Iriver”), one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec, one of the Company’s material subsidiaries, merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger.

As of October 26, 2021, ADT CAPS, one of the Company’s material subsidiaries, changed its name to SK shieldus Co., Ltd.

D.	Mergers, Acquisitions and Restructuring

(1) Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the board of directors of the Company (the “Board of Directors”) resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(2) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%.

*	Iriver changed its name to “Dreamus Company” pursuant to a resolution at its general meeting of shareholders on March 28, 2019.

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(3) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(4) Exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(5) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(6) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(7) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owned Former ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of Former ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(8) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

10

(9) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(10) Acquisition of shares of SK Stoa

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(11) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(12) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(13) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(14) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(15) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(16) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

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(17) SK Square Spin-off

The Company engaged in a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into SK Square in order to strengthen the competitiveness of, and concentrate its capabilities on, investments related to such businesses, increase the transparency of corporate governance and management stability and efficiently allocate management resources through changes in its corporate governance structure, thereby facilitating appropriate market valuation and ultimately enhancing its corporate and shareholder values. The spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission (the “KFTC”) approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The KFTC approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(6) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

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(7) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire SK Telink’s Business-to-Business (“B2B”) business with the purpose of strengthening the market competitiveness of the B2B business through an reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(8) Establishment of a subsidiary

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group by the KFTC as of March 2, 2021.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK Co., Ltd. (“NSOK”) owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

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(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(7) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the expected value of the transfer is Won 21 billion.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its treasury shares from SK Planet for Won 42.5 billion and 203 units of its treasury shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

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(5) Acquisition of shares of Barogo Co., Ltd. (“Barogo”)

On February 16, 2021, pursuant to the resolution of the board of directors, Eleven Street acquired 54,080 convertible preferred shares of Barogo, a short-range logistics business, for Won 25 billion. The payment date is June 17, 2021, and Eleven Street’s shareholding in Barogo following such acquisition is 6.98%.

[ADT CAPS]

(1) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

(2) Mergers

Pursuant to resolutions of the board of directors and the general meeting of shareholders on February 6, 2013, SK Infosec merged Independence Co., Ltd. with and into itself effective as of March 12, 2013.

Pursuant to resolutions of the board of directors on November 28, 2014 and the general meeting of shareholders on December 16, 2014, SK Infosec merged Bizen Co., Ltd. with and into itself effective as of January 20, 2015.

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, Former ADT CAPS merged NSOK with and into itself effective as of December 1, 2018.

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, Former ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020.

Pursuant to the resolution of SK Infosec’s board of directors on November 27, 2020, Life & Security Holdings merged with and into SK Infosec effective as of December 30, 2020.

Pursuant to the resolution of SK Infosec’s board of directors on January 13, 2021, Former ADT CAPS merged with and into SK Infosec effective as of March 4, 2021.

(3) Acquisition of business

Pursuant to the resolution of the board of directors on July 1, 2020, Former ADT CAPS entered a business acquisition contract to acquire SK hystec inc.’s security service businesses with the purpose of strengthening its security business expertise and competitiveness. The business acquisition transaction was completed on July 31, 2020.

[SK Planet]

(1) Transfer of BENEPIA business

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. (“SK M&Service”) as of July 1, 2017.

(2) Spin-off of advertising agency business and sale of equity interest in S.M. Contents & Communications Co., Ltd. (“S.M. Contents & Communications”)

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, S.M. Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of S.M. Contents & Communications to S.M. Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

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(3) Spin-off of 11st business

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

(4) Merger of SK TechX Co., Ltd. (“SK TechX”)

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

(5) Capital reduction

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

(2) Change in location of headquarters

Pursuant to the resolution of its board of directors on August 25, 2020, SK M&Service changed the location of its headquarters to 16th Floor, 34, Supyo-ro, Jung-gu, Seoul as of September 4, 2020.

[Dreamus Company]

(1) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(2) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

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(3) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(4) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and S.M. Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(5) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(6) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(7) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

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(8) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(9) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

(10) Acquisition of shares of Studiodolphin Co., Ltd.

Pursuant to the resolution of its board of directors, Dreamus Company entered into an agreement to acquire 10,000 shares (100% ownership interest) of Studiodolphin Co., Ltd., which is engaged in audio content planning and production businesses, in order to strengthen its audio content business capacity. Payment was completed on May 14, 2021.

(11) Investment in FNC Co., Ltd. (acquisition of convertible bonds)

On May 13, 2021, pursuant to the resolution of its board of directors, Dreamus Company entered into an agreement to acquire convertible bonds amounting to Won 20 billion issued by FNC Co., Ltd., which engages in the business of acquisition, ownership, exercise and granting of copyrights and related rights, in order to invest in music content intellectual property and expand its music business. Payment was completed on May 18, 2021.

(12) Capital increase

Pursuant to the resolution of the board of directors on April 30, 2021, Dreamus Company issued new shares (13,135,673 convertible preferred shares) through a third-party allotment in order to increase its capital for music and content investment and production expansion and allocated all such new shares to Neospes Co., Ltd. The payment of Won 70 billion was completed in full on June 15, 2021.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “ONE Store” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

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(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad” with the purpose of strengthening the competitiveness of its advertising network business.

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses with the purpose of strengthening the competitiveness of its media lab business.

[T Map Mobility]

(1) Establishment of T Map Mobility

T Map Mobility was established through a vertical spin-off of SK Telecom’s mobility business effective as of December 29, 2020. T Map Mobility was established as a wholly-owned subsidiary of SK Telecom, with a share capital of Won 5 billion and 10,000,000 total shares issued.

(2) Capital increase

Pursuant to the resolution of the board of directors on February 23, 2021, T Map Mobility undertook a capital increase by issuing new shares (838,500 common shares) and allotting all such shares to SK Telecom. The payment date was March 5, 2021, and SK Telecom’s equity interest in T Map Mobility remained at 100% following such capital increase.

Pursuant to the resolution of the board of directors on April 14, 2021, T Map Mobility issued new shares (676,330 Class A preferred shares) through third-party allotment and allotted all such shares to Uber Singapore Technology Pte. Ltd. The payment date was April 15, 2021, and following such capital increase, the equity interests of SK Telecom and Uber Singapore Technology Pte. Ltd. in T Map Mobility were 94.13% and 5.87%, respectively.

Pursuant to the resolution of the board of directors on May 25, 2021, T Map Mobility issued new shares (3,800,133 common shares) through third-party allotment and allotted 2,287,859 shares and 1,512,274 shares to Ascenta Mobility Investment Co., Ltd. and Terameter Holdings Co., Ltd., respectively. The payment date was May 26, 2021, and following such capital increase, the equity interests of SK Telecom, Ascenta Mobility Investment Co., Ltd., Terameter Holdings Co., Ltd., and Uber Singapore Technology Pte. Ltd. in T Map Mobility were 70.77%, 14.94%, 9.87% and 4.42%, respectively.

Pursuant to the resolution of the board of directors on May 25, 2021, T Map Mobility issued new shares (775,585 common shares) through third-party allotment and allotted all such shares to Terameter Holdings Co., Ltd. The payment date was May 27, 2021, and following such capital increase, the equity interests of SK Telecom, Ascenta Mobility Investment Co., Ltd., Terameter Holdings Co., Ltd., and Uber Singapore Technology Pte. Ltd. in T Map Mobility were 67.36%, 14.22%, 14.22% and 4.20%, respectively.

Pursuant to the resolution of the board of directors on May 12, 2021, T Map Mobility issued new shares (267,700 common shares) through third-party allotment as part of a comprehensive share exchange with YLP Inc. (“YLP”) and allocated all such shares to Jae Hyung Im and three others. The date of issuance of shares following the share exchange was June 29, 2021, and following such capital increase, the equity interests of SK Telecom, Ascenta Mobility Investment Co., Ltd., Terameter Holdings Co., Ltd., Uber Singapore Technology Pte. Ltd, and others in T Map Mobility were 66.26%, 13.99%, 13.99%, 4.13% and 1.64%, respectively.

(3) Exchange of shares of YLP

On May 18, 2021, the Board of Directors resolved to approve comprehensive share exchange with YLP at a ratio of one common share of the Company to 5.3788007 common shares of YLP. The exchange of shares was completed on June 29, 2021 and YLP became a wholly-owned subsidiary of the Company.

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(4) Acquisition of shares of Goodservice Corp.

As of July 1, 2021, T Map Mobility acquired 2,000 shares (representing a 100% equity interest) of Goodservice Corp., a designated driver service company that primarily serves corporate customers.

[One Store]

(1) Establishment of One Store Co., Ltd.

In March 2016, SK Planet spun off its T-store business and established One Store Co., Ltd. (“One Store”). The spin-off was in the form of a horizontal spin-off whereby SK Planet’s shareholder, SK Telecom, received shares of One Store in proportion to its equity interest as of the record date for the allotment of the newly-issued shares of One Store. SK Telecom was allotted 0.0842582 newly-issued shares of One Store (total 6,000,000 common shares) for each SK Planet share it held.

(2) Capital increase

Since its establishment, One Store undertook five rounds of capital increases pursuant to the resolutions of its board of directors. On March 8, 2016, One Store allotted 4,409,600 new shares to its shareholder, SK Telecom. On May 26, 2016, it issued 5,472,673 new shares through third-party allotment. On November 14, 2019, One Store issued new shares (consisting of 3,871,352 convertible preferred shares) through third-party allotment. In May 2020, it issued 240,450 additional shares pursuant to the exercise of stock options granted to directors and employees in April 2018. In addition, on March 8, 2021, One Store issued 800,000 new shares to KT and LG U+ through third-party allotment, and on March 31, 2021, it issued an additional 710,850 new shares following the exercise of certain stock options. On June 11, 2021 and June 18, 2021, One Store issued additional new shares (414,900 convertible preferred shares in the aggregate) to Microsoft Corporation and Deutsche Telekom Capital Partners Venture Fund II GmbH & Co.KG, respectively, through third-party allotment.

(3) Share repurchase

In order to boost employee morale, on July 9, 2020, the board of directors of One Store resolved to repurchase shares. One Store repurchased 113,354 shares held by its employees for Won 2,854 million, after which treasury shares constitute 0.52% of its total shares issued.

(4) Acquisition of shares of ROKMEDIA Co., Ltd. (“ROK Media”)

In order to strengthen the competitiveness its content offerings, One Store acquired 60,000 shares of ROK Media, which operates a web novel and webtoon publication business, for Won 40,000 million. The date of transaction was April 7, 2021, and One Store’s equity interest in ROK Media after such acquisition is 100.0%.

3. Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2021)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	17,218,803	—	17,218,803	—
a. reduction of capital	—	—	—	—
b. retirement with profit	17,218,803	—	17,218,803	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	72,060,143	—	72,060,143	—
V. Number of treasury shares	899,500	—	899,500	—
VI. Number of shares outstanding (IV-V)	71,160,643	—	71,160,643	—

*

Following the stock split effective as of October 28, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 360,300,715 shares (par value of Won 100 per share).

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B.	Treasury Shares

(As of September 30, 2021)											(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes						At the end of period
					Acquired (+)		Disposed (-)		Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	7,609,263	—		120,990		7,488,273		—
			Preferred shares	—	—		—		—		—
		Direct over-the-counter acquisition	Common shares	—	—		—		—		—
			Preferred shares	—	—		—		—		—
		Tender offer	Common shares	—	—		—		—		—
			Preferred shares	—	—		—		—		—
		Sub-total (a)	Common shares	7,609,263	—		120,990		7,488,273		—
			Preferred shares	—	—		—		—		—
	Acquisition through trust and other agreements	Held by trustee	Common shares	1,809,295	288,000		2,097,295	(1)	—		—
			Preferred shares	—	—		—		—		—
		Held in actual stock	Common shares	—	2,097,295	(1)	500	(3)	1,197,295		899,500
			Preferred shares	—	—		—		—		—
		Sub-total (b)	Common shares	1,809,295	2,385,295		2,097,295		1,197,295		899,500
			Preferred shares	—	—		—		—		—
Other acquisition (c)			Common shares	—	—		—		—		—
			Preferred shares	—	—		—		—		—
Total (a+b+c)			Common shares	9,418,558	2,385,295		2,218,785		8,685,568	(2)	899,500
			Preferred shares	—	—		—		—		—

(1)	Represents the number of treasury shares returned by the trustee to the Company on April 30, 2021 in accordance with the termination of the relevant share repurchase agreement.
(2)	On May 6, 2021, the Company canceled 8,685,568 treasury shares (10.76% of the total number of issued shares).
(3)	On June 22, 2021, the Company disposed 500 treasury shares for independent director compensation purposes.
(4)	On October 12, 2021, the Company disposed 520,0000 treasury shares for bonus payment purposes.

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4. Status of Voting Rights

(As of September 30, 2021)	(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	72,060,143	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	899,500	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	71,160,643	—
	Preferred share	—	—

5. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2019	35th General Meeting of Shareholders	Type of shares, change in transfer agent, etc.	Changes in accordance with the mandatory electronic registration of shares

March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System

March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock split from par value of Won 500 per share to par value of Won 100 per share

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and online information services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand (“VOD”)

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Security	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services, comprehensive information protection services and integrated computer system consulting and implementation services

Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
	SK stoa Co., Ltd.	Operation of data broadcasting channel for sale of goods

Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	One Store Co., Ltd.	Operation of mobile application store
	Dreamus Company	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	SK Telecom TMT Investment Corp.	Investments
	Incross Co., Ltd.	Digital advertisement media lab business and video advertisement network platform business
	T map Mobility Co., Ltd.	Mobility business

(1)

SK Infosec completed the merger of Former ADT CAPS, a subsidiary of SK Infosec, with and into itself effective as of March 4, 2021 with the purpose of enhancing management efficiency. SK Infosec changed its name to ADT CAPS after the date of the merger.

(2)	Subsequent to the reporting period, ADT CAPS changed its name to SK shieldus Co., Ltd. as of October 26, 2021.

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[Wireless	Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

B.	Growth Potential

				(Unit: in 1,000 persons)
		As of September 30,	As of December 31,
Classification		2021	2020	2019
Number of subscribers	SK Telecom	29,422	29,089	28,648
	Others (KT, LG U+)	31,741	31,341	31,539
	MVNO	9,921	9,111	7,750
	Total	71,084	69,541	67,937

*	Source: Wireless subscriber data from the MSIT as of September 30, 2021.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

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(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of September 30,	As of December 31,
	2021	2020	2019
Mobile communication services	48.1	48.1	47.6

*	Source: Wireless subscriber data from the MSIT as of September 30, 2021.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform into a comprehensive ICT service provider. In light of the ongoing COVID-19 pandemic, the Company has quickly adapted to the contactless environment based on its diverse ICT portfolio and is continuing to show steady growth in each of its major business divisions, including MNO, media, security and commerce.

For the nine months ended September 30, 2021, the Company recorded Won 14.6 trillion in operating revenue and Won 1.18 trillion in profit for the period on a consolidated basis, and it recorded Won 9 trillion in operating revenue and Won 955.2 billion in profit for the period on a separate basis.

In the MNO business, the Company secured 8.65 million 5G subscribers as of September 30, 2021 through innovations and quality enhancements in its 5G services. The Company also solidified its status as the top MNO service operator while maintaining market stability through innovations in its distribution channels in response to the contactless environment and rational market operations. The Company was also ranked as the top service provider with respect to certain key metrics such as transmission speed in several 5G service quality evaluations conducted by the MSIT to date.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The domestic telecommunication service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunication service expenditures in light of the domestic income level. Domestic telecommunication companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunication service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

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The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communication services is developed.

In the high speed internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including internet data centers, which have seen an increase in market demand recently.

B.	Growth Potential

		(Unit: in persons)
		As of September 30,	As of December 31,
Classification		2021	2020	2019
Fixed-line Subscribers	High-speed Internet	22,828,365	22,330,182	21,761,831
	Fixed-line telephone	12,371,596	12,859,279	13,600,362
	IPTV	18,254,931	17,489,664	16,440,059
	Cable TV	13,232,850	13,378,742	13,641,708

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*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers as of September 30, 2021 represent the average number of subscribers in the first nine months of 2021, while IPTV and cable TV subscribers as of September 30, 2021 represent the average number of subscribers in the second half of 2020.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
Classification	As of September 30,	As of December 31,
	2021	2020	2019
High-speed Internet (including resales)	28.7	29.0	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.5	16.8	16.8
IPTV	30.4	30.3	30.3
Cable TV	22.5	22.5	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

Market shares of High-speed Internet and Fixed-line telephone as of September 30, 2021 represent the average market shares of the first nine months of 2021 and market shares of IPTV and Cable TV as of September 30, 2021 represent the average market shares of the second half of 2020.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”), information security and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The information security industry involves the business of providing security to business customers to prevent the leakage and hacking of data, including personal information. The industry can be categorized into the information security product business, which includes the development, manufacturing and distribution of information security products, and the information security service business, such as security consulting and managed security services. Information security products aim to form a secure cyber environment by protecting computer terminals and Internet communication channels, while information security services provide security across the overall ICT industry by providing security consulting services to companies on how to protect their information security assets or through managed security services, which prevent security breaches by hackers.

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B.	Growth Potential

The size of the global security industry is expected to increase year by year, as the importance of the industry is growing due to the expansion and integration of the traditional security industry into a wide range of areas from the existing use of the Internet and smartphones to emerging new technologies such as IoT and AI. In case of physical security services, the top three domestic companies have traditionally dominated the market. The security industry, which received attention for pioneering a new market for day-to-day disease prevention measures in response to the COVID-19 pandemic, demonstrated growth despite various obstacles. In the post-COVID-19 era, which is expected to begin in 2022 after the wide administration of vaccines, the growth of the security industry is expected to accelerate further due to the convergence of physical security and cybersecurity as well as the advancement of integrated control centers for the stable operation and development of smart cities. Furthermore, as the growth rates of remote services and digital transformation accelerate in light of the spread of COVID-19 while the risk of cyber threats increases, information security services have become an essential element for new “untact” businesses. In addition, as cyberattacks are becoming unpredictably diverse and complex and the ability to respond to such digital safety threats runs into limitations, demand for network security system development and system security solution products is growing.

(1) Size of the domestic security industry

	(Unit: in 100 millions of Won except percentages)
	2021	2020	2019
Physical security industry	40,736	39,396	37,449
Cybersecurity industry	20,952	20,185	19,186
Total domestic security industry	61,688	59,581	56,635

*	Source: 2020 Domestic and Global Security Market Forecast Report, Security News / Security World
*	Figures for 2020 and 2021 are estimates.

C.	Cyclical Nature and Seasonality

The security business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. Furthermore, the importance of the information security industry is steadily increasing due to the diversified and increasingly advanced and intelligent attacks by hackers, and the demand for information security is expected to increase exponentially due to the digital transformation arising from advances in new technologies, such as AI, IoT, cloud and smart factories, as part of the fourth industrial revolution. As a result, although the size of the domestic security market in 2020 failed to reach Won 6 trillion in light of the effects of COVID-19, it is expected to grow annually by 3.9% to Won 6.4 trillion in 2021 and by 5.2% to Won 6.3 trillion in 2022.

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E.	Business Overview and Competitive Strengths

For the nine months ended September 30, 2021, ADT CAPS recorded Won 1,117.2 billion in operating revenue and Won 94.1 billion in operating profit (after consolidation adjustments). Revenue from cybersecurity services, physical security services and converged security and “Safety & Care” services amounted to Won 231.5 billion, Won 687.6 billion and Won 205.4 billion, respectively. Revenue from cybersecurity services of ADT CAPS exceeded Won 300 billion in 2020, making ADT CAPS the first company to do so in the industry. ADT CAPS has established a significant gap with the second-largest player in the information security market and has maintained its top position in the market for the past five years. Despite the saturation of the unmanned security market, there was an increase in the rate of increase of the number of ADT CAPS’ unmanned security contracts compared to the equivalent period in the previous year. ADT CAPS was able to maintain consistent growth in the number of new subscribers acquired through the SK distribution network and a continued increase in revenue from the CAPS Home and parking services. In addition, despite the economic downturn due to COVID-19, ADT CAPS was able to pave new markets for contactless access control and fever detection services using facial recognition and thermal imaging cameras.

ADT CAPS will pursue efforts to improve the results of operations and service quality of its cybersecurity and physical security businesses through the development of products and market approaches that are tailored to the needs of various customers, while also improving its new services, including converged security and Safety & Care services, by enhancing its technologies and diversifying its product portfolio through further development efforts and the increased use of AI. Through the merger of Former ADT CAPS, a physical security service provider, and SK Infosec, a cybersecurity service provider, the combined ADT CAPS is considering business synergies from various perspectives to provide a more diverse range of high-quality services to customers, including converged security products, in the future.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. Eleven Street, which operates an online order brokerage business, is known as an “open market business” operator within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, Eleven Street has grown into a major player in the e-commerce market.

B.	Growth Potential

As of December 31, 2020, the size of the Korean e-commerce market was Won 161.1 trillion, accounting for approximately 34% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 19% for the past three years. In addition, mobile transactions accounted for 67.5% of the total e-commerce transaction value in 2020, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform and with the expansion of contactless consumption of goods in light of COVID-19, mobile e-commerce is expected to continue its growth in the future.

Year	2020	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	161.1	135.3	113.3	94.2	65.6
Annual growth rate	19.1%	19.3%	20.3%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

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C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, Eleven Street plans to continue expanding its commerce ecosystem and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, Eleven Street recorded an operating profit in 2019, thereby successfully establishing a foundation for sustainable growth, and a positive growth in revenue in 2020 due to a meaningful increase in the transaction value through efficient execution of marketing expenses. Eleven Street has become a leader in the Korean e-commerce market through steady growth since the launch of 11st in 2008 by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. Eleven Street has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, Eleven Street has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for thirteen consecutive years, KCSI (Consumer Satisfaction Index) for twelve consecutive years and CCM (Consumer Centered Management). Leveraging the large user base of 11st, Eleven Street plans to become a “leading commerce portal most trusted by users” by expanding the product offerings of 11st through expanded strategic partnerships with domestic and foreign players and upgrading services in order to evolve into a future-oriented commerce company, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. Based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, its “Dawin” business, which is Korea’s first video advertising network platform, and “T deal,” which is an advertising service that combines SK Telecom’s text messaging, AI and commerce services. T deal is an advertising product that sends text messages with personalized product recommendations and links to online pages where the products can be purchased. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “ONE Store.”

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FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, became the first music platform to discontinue its real-time music chart and introduced the “FLO Chart,” which applies AI and machine learning technologies to a music chart based on data collected over the past 24 hours, thus increasing reliability. In addition, FLO is expanding the scope of its audio content service by offering podcasts and audio books from January 2021. Following the commencement of its collaboration with Willa, the top audio book service business in Korea, in January 2021, FLO has been expanding the scope of such collaboration through the production of audio book curation podcasts. In April 2021, FLO entered into a contract with Spoon Radio, the top live audio platform in Korea, and is producing original audio contents with new formats that target generation Z. FLO plans to continue to strengthen its differentiated, original audio content offerings with new formats and subjects. As of September 30, 2021, the average number of unique visitors to FLO increased to 2.39 million, an increase of approximately 80 thousand compared to the end of 2020, according to internal estimates. In addition to online music services, Dreamus Company operates a musical record and digital content distribution business, artist merchandise business and (MD) and a device business primarily under the Astell & Kern brand.

The Company’s mobility business was vertically spun off into a new company, T Map Mobility, in December 2020, and it is expected to enhance the its capabilities in the future through partnerships with global mobility business operators. The “T map” service provides maps, information on local areas, real-time traffic information and navigation services, and it has achieved a leading position in the domestic location-based service platform market. In addition, the Company is expanding its mobile platform base that connects daily lives by introducing the “T map safe designated driver” service in July 2021. The Company also continues to secure new subscribers by differentiating itself through services such as an AI-based driver assistant software named “T map x NUGU,” and it is continuing to further build a location-based platform by providing built-in solutions for automobile “infotainment” systems to car manufacturers while also providing services to link local information and advertising. For the nine months ended September 30, 2021, T Map recorded 13.2 million monthly active users.

ONE Store was established through a horizontal spin-off of the former “T Store” business from SK Planet in March 2016. In June 2016, ONE Store launched its proprietary “ONE Store” App Market by integrating the mobile application stores of the three leading domestic MNO operators and NAVER (T Store, Olleh Market, U+ Store and NAVER App Store). Leveraging its collaboration model among the three leading domestic MNO companies, ONE Store is in the process of pre-loading ONE Store on Android-based mobile devices distributed by these companies. ONE Store has been growing as a leading domestic application market in Korea, securing over 50 million installations as of the first half of 2021 and offering over 210,000 mobile game titles and applications as well as over one million story contents, including e-books, cartoons, webtoons, web novels and audio books, to its 58 million cumulative users. In particular, ONE Store achieved growth in transaction amount (payment amounts from platform users) for 13 consecutive quarters from the second quarter of 2018 to the third quarter of 2021, and is continuing to expand its position in the market.

2. Updates on Major Products and Services

		(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	9,394,233	64.5%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,736,497	18.8%
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	CAPS, CAPS Home, Infosec Security Monitoring and others	1,005,647	6.9%

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		(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Commerce	Eleven Street Co., Ltd. SK stoa Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	611,041	4.2%
Other	SK Planet Co., Ltd., One Store Co., Ltd., Dreamus Company, SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet platform service	OK Cashbag, ONE Store, FLO and others	818,811	5.6%
Total				14,566,229	100%

(1) Subsequent to the reporting period, ADT CAPS changed its name to SK shieldus Co., Ltd. as of October 26, 2021.

3. Price Trends for Major Products

[Wireless Business]

As of December 31, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans”, the “Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans”, the “Slim Plan” provides 10 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

The fees charged by the Company for its services are changing as it launches a variety of products that reflect the consumption trends resulting from the increase in time spent at home by subscribers during the COVID-19 pandemic, such as products that provide a stable network environment and convenience in media usage at home.

In July 2021, the Company launched the “wings integration” service, which includes a Wi-Fi signal amplifier that helps prevent Wi-Fi disconnection at home, and the “B tv Air”, a tablet-based IPTV service that allows users to access IPTV services anywhere at home. The “wings integration” is available at an additional fee of Won 1,650 per month for users of the Company’s Internet and Wi-Fi services based on a three-year subscription period and “B tv Air” is priced at Won 8,800 per month based on a three-year subscription period for tablet usage.

In September 2021, the Company changed the name of its “Giga Premium” services to “Giga Internet Multi” and increased the minimum guaranteed speed from 30% to 50% in order to provide a more stable network service. The Company also provides a variety of other subscription plans.

[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although Eleven Street occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

32

4. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2021	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	848	—
Total					To be determined	848	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2021	2022	2023
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 3, 2021 that the level of capital expenditures for 2021 is expected to be similar to that of 2020.

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Nine months ended September 30, 2021	425.6	To be determined	Secure subscriber networks and equipment; quality and system improvements

[Security Business]

A.	Investment in Progress and Future Investment Plan

None.

33

5. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Wireless	Services	Mobile communication	Export	111,656	152,518	141,496
			Domestic	9,282,577	12,143,166	12,030,919
			Subtotal	9,394,233	12,295,684	12,172,415
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	108,485	127,618	96,962
			Domestic	2,628,012	3,278,058	3,445,469
			Subtotal	2,736,497	3,405,676	3,542,431
Security	Services	Personnel and system security, information security and others	Export	15,911	16,696	—
			Domestic	989,736	1,229,821	913,301
			Subtotal	1,005,647	1,246,517	913,301
Commerce	Services	E-commerce	Export	969	1,299	3,829
			Domestic	610,072	791,552	526,660
			Subtotal	611,041	792,851	530,489
Other	Services	Display and search ad., contents	Export	53,606	50,129	81,844
			Domestic	765,205	833,794	503,222
			Subtotal	818,811	883,923	585,066
Total			Export	290,627	348,260	324,131
			Domestic	14,275,602	18,276,391	17,419,571
			Total	14,566,229	18,624,651	17,743,702

		(Unit: in millions of Won)
For the nine months ended September 30, 2021	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	10,547,775	3,553,923	1,117,220	624,208	1,046,196	16,889,322	(2,323,093)	14,566,229
Internal sales	1,153,542	817,426	111,573	13,167	227,385	2,323,093	(2,323,093)	—
External sales	9,394,233	2,736,497	1,005,647	611,041	818,811	14,566,229	—	14,566,229
Depreciation and amortization	2,114,139	711,118	194,634	25,450	50,857	3,096,198	(87,548)	3,008,650
Operating profit (loss)	964,280	236,664	94,055	(18,320)	(39,962)	1,236,717	(51,370)	1,185,347
Finance profit (loss)								(381,219)
Gain from subsidiaries, investments in associates and joint ventures								1,723,625
Other non-operating profit (loss)								110,612
Profit before income tax								2,638,365

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2021 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027

Dec. 16, 2013	Fixed rate foreign currency denominated loan (face value of USD 11,451)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

Apr. 16, 2018	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023

Mar. 4, 2020	Floating rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

34

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract

Aug. 13, 2018	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

Dec. 20, 2016	Floating rate Korean Won denominated loan (face value of KRW 3,062)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021

Dec. 21, 2017	Floating rate Korean Won denominated loan (face value of KRW 15,625)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022

Dec. 19, 2018	Floating rate Korean Won denominated loan (face value of KRW 28,125)	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

7. Major Contracts

None.

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019	Remarks
	Raw material	653	627	633	—
	Labor	120,217	163,426	125,248	—
	Depreciation	113,162	176,381	161,655	—
	Commissioned service	38,753	46,046	65,794	—
	Others	36,295	41,751	52,167	—
	Total R&D costs	309,080	428,230	405,497	—
Accounting	Sales and administrative expenses	299,657	416,445	391,327	—
	Development expenses (Intangible assets)	9,423	11,785	14,170	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.12%	2.30%	2.29%	—

9. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2021, the Company held 3,237 Korean-registered patents and 1,274 foreign-registered patents. The Company holds 747 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

35

[SK Broadband]

As of September 30, 2021, SK Broadband held 295 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 290 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[ADT CAPS]

ADT CAPS holds 33 registered patents, 19 design marks and 215 registered trademarks. The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

SK Planet holds 1,807 registered patents, 85 design marks, 718 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 262 U.S.-registered patents, 77 Chinese-registered patents, 45 Japanese-registered patents, 50 E.U.-registered patents (in each case including those held jointly with other companies) and 152 foreign registered trademarks.

[Eleven Street]

Eleven Street holds 130 registered patents, 14 registered design marks, 610 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 43 U.S.-registered patents (including those held jointly with other companies).

[T Map Mobility]

T Map Mobility holds 190 registered patents, 11 registered trademarks and 21 foreign-registered patents (including those held jointly with other companies). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[One Store]

One Store holds 65 registered patents and 102 registered trademarks. The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C. Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company is committed to fulfilling its social obligations with a sense of responsibility for its impact on the society and the environment on a company-wide basis. Under the vision of “realizing a sustainable future based on ICT,” the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, in December 2020, the Company was one of the first companies in Korea to join the RE100 (Renewable Energy 100%) initiative, which aims to source 100% of its energy needs from renewable energy sources by 2050. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

36

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

[ADT CAPS]

ADT CAPS does not directly engage in any manufacturing processes that emit environmental pollutants. Nevertheless, ADT CAPS is committed to fulfilling its social obligations with a sense of responsibility for its impact on the society and the environment and generating value in the areas of ESG in a sustainable manner. To that end, ADT CAPS is adopting electric vehicles for its dispatch services and engaging in the development of environment-friendly convergence security solutions as well as security designs and system development in the smart energy industry.

III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A. Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2021, December 31, 2020 and December 31, 2019 and for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019. The Company’s unaudited consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	9,319,567	8,775,086	8,088,507
• Cash and Cash Equivalents	1,491,551	1,369,653	1,270,824
• Accounts Receivable – Trade, net	2,323,433	2,188,893	2,230,979
• Accounts Receivable – Other, net	1,152,509	979,044	903,509
• Others	4,352,074	4,237,496	3,683,195
Non-Current Assets	42,357,918	39,131,871	37,113,861
• Long-Term Investment Securities	3,186,529	1,648,837	857,215
• Investments in Associates and Joint Ventures	16,433,567	14,354,113	13,385,264
• Property and Equipment, net	13,140,328	13,377,077	12,933,460
• Intangible Assets, net	4,039,884	4,436,194	4,866,092
• Goodwill	3,473,747	3,357,524	2,949,530
• Others	2,083,863	1,958,126	2,122,300
Total Assets	51,677,485	47,906,957	45,202,368
Liabilities
Current Liabilities	8,380,517	8,177,967	7,851,673
Non-Current Liabilities	16,113,147	15,332,747	14,533,761
Total Liabilities	24,493,664	23,510,714	22,385,434
Equity
Equity Attributable to Owners of the Parent Company	26,268,518	23,743,894	22,950,227
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	2,826,658	677,203	1,006,481
Retained Earnings	22,307,055	22,981,913	22,228,683
Reserves	1,090,166	40,139	(329,576)
Non-controlling Interests	915,303	652,349	(133,293)
Total Equity	27,183,821	24,396,243	22,816,934
Total Liabilities and Equity	51,677,485	47,906,957	45,202,368
Number of Companies Consolidated	55	49	48

37

		(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	14,566,229	13,785,373	18,624,651	17,740,716
Operating Profit	1,185,347	1,017,119	1,349,324	1,108,177
Profit Before Income Tax	2,638,365	1,433,861	1,877,040	1,161,001
Profit for the Period	2,104,183	1,130,083	1,500,538	860,733
Profit for the Period Attributable to Owners of the Parent Company	2,108,230	1,118,956	1,504,352	888,698
Profit for the Period Attributable to Non-controlling Interests	(4,047)	11,127	(3,814)	(27,965)
Basic Earnings Per Share (Won)	5,894	3,031	4,093	2,425
Diluted Earnings Per Share (Won)	5,890	3,031	4,092	2,425

*

Earnings per share have been calculated after taking into account the effect of the stock split effective as of October 28, 2021, which increased the total number of issued shares from 72,060,143 shares (par value of Won 500 per share) to 360,300,715 shares (par value of Won 100 per share).

B. Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2021, December 31, 2020 and December 31, 2019 and for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019. The Company’s unaudited separate financial statements as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	4,863,868	5,047,115	4,998,465
• Cash and Cash Equivalents	226,845	329,208	497,282
• Accounts Receivable – Trade, net	1,570,070	1,503,552	1,479,971
• Accounts Receivable – Other, net	548,865	434,713	506,642
• Others	2,518,088	2,779,642	2,514,570
Non-Current Assets	27,303,554	26,939,336	26,619,167
• Long-Term Investment Securities	1,467,604	983,688	510,633
• Investments in Subsidiaries and Associates	11,682,124	11,357,504	10,578,158
• Property and Equipment, net	8,960,713	9,157,548	9,052,709
• Intangible Assets, net	2,327,300	2,665,083	3,461,152
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,559,577	1,469,277	1,710,279
Total Assets	32,167,422	31,986,451	31,617,632
Liabilities
Current Liabilities	4,724,185	5,076,404	5,165,744
Non-Current Liabilities	9,830,959	9,560,189	9,067,989
Total Liabilities	14,555,144	14,636,593	14,233,733
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	2,212,314	289,134	715,619
Retained Earnings	14,688,324	16,684,640	16,672,947
Reserves	667,001	331,445	(49,306)
Total Equity	17,612,278	17,349,858	17,383,899
Total Liabilities and Equity	32,167,422	31,986,451	31,617,632

38

		(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	9,029,726	8,808,249	11,746,630	11,421,342
Operating Profit	955,214	790,452	1,023,067	951,803
Profit Before Income Tax	1,031,392	913,817	941,455	1,184,878
Profit for the Period	808,417	728,674	758,792	979,891
Basic Earnings Per Share (Won)	2,241	1,963	2,044	2,679
Diluted Earnings Per Share (Won)	2,239	1,963	2,044	2,679

*

Earnings per share have been calculated after taking into account the effect of the stock split effective as of October 28, 2021, which increased the total number of issued shares from 72,060,143 shares (par value of Won 500 per share) to 360,300,715 shares (par value of Won 100 per share).

2. Dividends and Others

A. Dividend Policy

Our fundamental shareholder distribution policy seeks to enhance long-term shareholder returns through stable cash dividends based on the Company’s performance and through the enhancement of corporate value based on sustained growth. To this end, the Company strives to enhance its corporate value under its capital management principle of balancing investment for growth and shareholder returns.

In addition, the Company determines its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding.

The Company distributes annual dividends to shareholders or pledgees registered on its shareholder’s register as of the end of each fiscal year, and the Company distributed an interim dividend once a year as of June 30 pursuant to the resolution of the Board of Directors. In order to further enhance the Company’s policy to provide continual shareholder return and in accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy in place of its previous interim dividend distribution policy through the approval of certain amendments to the Company’s articles of incorporation at the 37th General Meeting of Shareholders held on March 25, 2021. On July 22, 2021, the Board of Directors resolved to approve the first quarterly dividends.

Furthermore, the Company repurchases its own shares from time to time to enhance its corporate value in consideration of the market price of the Company’s shares and its financial resources. In 2020 and 2021 to date, the Company purchased approximately Won 500 billion of treasury shares through a trustee. In May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares, which represented 10.76% of the total number of shares issued at the time, to enhance shareholder value.

39

(1)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(3)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

(5)	Distribution of cash dividends was approved during the 37th General Meeting of Shareholders held on March 25, 2021.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of quarterly dividends of Won 2,500 was approved during the 453th Board of Directors’ Meeting on July 22, 2021.

(7)	Distribution of quarterly dividends of Won 2,500 was approved during the 458th Board of Directors’ Meeting on November 1, 2021.

40

B.	Dividends for the Past Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the nine months ended September 30, 2021	As of and for the year ended December 31, 2020	As of and for the year ended December 31, 2019
Par value per share (Won)		500	500	500
(Consolidated) Net income		2,104,183	1,504,352	888,698
(Separate) Net income		808,417	758,792	979,891
Net income per share (Won)		29,470	20,463	12,127
Total cash dividend		355,803	715,080	730,098
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		16.9	47.5	82.0
Cash dividend yield ratio (%)	Common shares	1.6	4.1	4.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	5,000	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

(2)	Consolidated net income is based on equity attributable to owners of the parent company.
(3)

Cash dividend for the years ended December 31, 2020 and 2019 above include an interim dividend of Won 1,000 per share. Cash dividend for the nine months ended September 30, 2021 includes quarterly dividends of Won 5,000 per share declared for the second and third quarters of 2021.

(4)	The table above does not reflect the effect of the stock split effective as of October 28, 2021.

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Interim dividends	Annual dividends	Past three years	Past five years
19	27	4.0	4.0

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3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of September 30, 2021)							(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—

[SK Broadband]

(As of September 30, 2021)							(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 47-1	March 26, 2019	Repayment of debt	50,000	Repayment of debt	210,000	—
Corporate bond	Series 47-2	March 26, 2019		160,000			—
Corporate bond	Series 48-1	September 24, 2019	-Repayment of debt -Working capital	80,000	-Repayment of debt -Working Capital	230,000	—
Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019		50,000
Corporate bond	Series 49-1	June 11, 2020	-Repayment of debt -Working Capital	100,000	-Repayment of debt -Working Capital	200,000	—
Corporate bond	Series 49-2	June 11, 2020		100,000
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

42

[ADT CAPS]

(As of September 30, 2021)						(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 6-1	July 28, 2021	Repayment of debt	120,000	Repayment of debt	120,000	—
Corporate bond	Series 6-2	July 28, 2021	Repayment of debt	80,000	Repayment of debt	80,000	—

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of September 30, 2021)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	70,000	—
Capital increase through third-party allotment (No. 27)	June 15, 2021	-Working capital (40,000) -Funds for equity investments (30,000)	70,000	-Working capital (13,865) -Fund for equity investments (21,776)	35,641	The Company did not reach the investment period for certain of the operating funds and funds for equity investment. It plans to use the remaining proceeds in the future and is keeping such amounts in bank deposits.

43

[ADT CAPS]

(As of September 30, 2021)						(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 1	April 30, 2019	Other	5,758	Other	5,758	—
Corporate bond	Series 2	October 31, 2019	Other	5,758	Other	5,758	—
Corporate bond	Series 3	April 30, 2020	Other	5,758	Other	5,758	—
Corporate bond	Series 4	October 30, 2020	Other	5,758	Other	5,758	—
Corporate bond	Series 5	April 30, 2021	Other	5,758	Other	5,758	—

C.	Operation of Unused Proceeds

[Dreamus Company]

(As of September 30, 2021)				(Unit: in millions of Won)
Classification	Financial Item	Amount	Contract Period	Investment Period
Deposit/ Installment Savings	Term Deposit	34,359	July 2021	1 month as of the end of this reporting period (3 months maturity)
Total		34,359	—

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

The accounting policies applied to the annual consolidated financial statements as of and for the fiscal year ended December 31, 2020 are applied to the interim consolidated financial statements as of and for the nine months ended September 30, 2021.

In 2020, the Company changed its accounting policy related to the determination of lease terms based on the agenda decision “Lease Term and Useful Life of Leasehold Improvements” published by the International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. The comparative financial information for the nine months ended September 30, 2020 has been restated.

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,616,228	266,394	10%
Loans	150,530	43,349	29%
Accounts receivable – other	1,538,398	57,114	4%
Accrued income	4,621	0	0%
Guarantee deposits	294,418	300	0%
Total	4,604,195	367,157	8%

44

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	11%
Loans	182,721	45,024	25%
Accounts receivable – other	1,366,922	55,075	4%
Accrued income	3,418	166	5%
Guarantee deposits	285,507	300	0%
Total	4,317,419	365,063	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%
Total	4,257,861	346,399	8%

(2) Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Beginning balance	365,063	346,399	376,045
Effect of change in accounting policy	0	—	—
Increase of loss allowance	25,979	59,184	34,643
Reversal of loss allowance	0	—	—
Write-offs	(43,698)	(57,575)	(89,578)
Other	19,813	17,055	25,289
Ending balance	367,157	365,063	346,399

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

45

(4) Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2021
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,362,341	56,384	132,699	64,804	2,616,228
Percentage	90.3%	2.2%	5.1%	2.5%	100%

C.	Inventories

(1) Detailed Categories of Inventories

			(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Merchandise	179,268	162,196	147,928
Goods in transit	—	—	—
Other inventories	18,941	9,247	14,954
Total	198,209	171,443	162,882
Percentage of inventories to total assets [ Inventories / Total assets ]	0.38%	0.36%	0.36%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories) / 2} ]	7.66	7.60	7.79

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 2 and 30 of the notes to the Company’s unaudited consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

46

	Key Term	Debt ratio no greater than 300%
Maintenance of Financial Ratio	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.

47

Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

48

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

49

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

50

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

51

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 18, 2021

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

*	Unsecured Bond – Series 43-2 was repaid in full on October 5, 2021.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

52

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	Mar. 26, 2019	Mar. 26, 2022	50,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2025	100,000	July 1, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2021

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.

[ADT CAPS]

The following are key terms and conditions of bonds issued by ADT CAPS.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 6-1	July 28, 2021	July 26, 2024	120,000	July 16, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 6-2	July 28, 2021	July 28, 2026	80,000	July 16, 2021	Korea Securities Finance Corp.

53

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 1,000%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 650% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	No submission due to date

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with applicable Korean disclosure rules.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2021	KPMG Samjong Accounting Corp.	—	—	—
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
			Audit Contract		Actual Performance
Period	Auditors	Contents	Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2021	KPMG Samjong Accounting Corp.	Quarterly review
Separate financial statements audit
		Consolidated financial statements audit	2,450	24,500	1,110	11,080
English financial statements review and other audit task
Internal accounting system audit

54

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit	2,360	23,600	2,360	23,600
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	1,860	23,040	1,860	23,040

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2021	May 6, 2021	Audit and review of financial statements of the newly established company and its subsidiaries involved in the contemplated spin-off	May 26, 2021 – July 28, 2021	1,143
	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	August 5, 2021	Review of carve-out financial statements in connection with contemplated spin-off	August 5, 2021 – August 13, 2021	10
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	3
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	3
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3

55

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 24, 2021	Audit Committee: 4 Independent Auditor: 2	In-person	Report on 2020 critical audit matters and results of audit of financial statements; report on results of 2020 internal accounting management system audit

April 28, 2021	Audit Committee: 4 Independent Auditor: 2	In-person	Report on 2020 Public Company Accounting Oversight Board audit results; report on 2021 audit plan and selection of critical audit matters

June 23, 2021	Audit Committee: 3 Independent Auditor: 1	In-person	Report on 2021 audit plan and selection of critical audit matters

July 14, 2021	Audit Committee: 4 Independent Auditor: 2	Remote	Report on results of 2020 evaluation of external auditors

July 15, 2021	Audit Committee: 4 Independent Auditor: 1	In-writing	Report on results of audit of past financial statements of the newly established corporation from the spin-off

July 21, 2021	Audit Committee: 4 Independent Auditor: 1	Remote	Report on results of external auditors’ 2021 semi-annual review

August 17, 2021	Audit Committee: 4 Independent Auditor: 1	Remote	Report on results of external auditors’ review of carve-out financial statements for the spin-off

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. In order to enhance its professional expertise and fulfill its roles and responsibilities efficiently, the Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

On May 27, 2021, the Board of Directors voted to reorganize its committees from the previous five committees (comprising Independent Director Nomination Committee, Audit Committee, Compensation Review Committee, CapEx Review Committee and Corporate Citizenship Committee) to the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

(As of September 30, 2021)
Total number of directors	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

*

At the 37th General Meeting of Shareholders held on March 25, 2021, Young Sang Ryu was re-elected as an inside director and Youngmin Yoon was re-elected as an independent director and a member of the audit committee.

*	Pursuant to the resolution of the extraordinary general meeting of shareholders on October 12, 2021, Kyu-Nam Choi was appointed as a non-executive director.
*	On November 1, 2021, Jung Ho Park resigned from his position as an inside director following the SK Square Spin-off and Young Sang Ryu replaced him as the representative director.

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Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, has been elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
444th (the 1st meeting of 2021)	February 2, 2021

-   Financial statements as of and for the year ended December 31, 2020

-   Annual business report for the year ended December 31, 2020

-   Delegation of authority to obtain funding through long-term borrowings

-   Disposal of treasury stock

-   Donations for ESG management (creation of social value)

-   Revisions to Audit Committee regulations

-   Report of internal accounting management

-   Report for the period after the fourth quarter of 2020

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

445th (the 2nd meeting of 2021)	February 25, 2021

-   Convocation of the 37th General Meeting of Shareholders

-   Capital contribution to T Map Mobility and transfer of mobility assets

-   Transactions with SK Pinx in 2021

-   Transfer of certain assets including SK Futures Park

-   Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

446th (the 3rd meeting of 2021)	March 25, 2021

-   Election of the chairman of the Board of Directors

-   Re-election of compliance officer

-   Transactions with SK Inc. in the second quarter of 2021

-   Investment in Content Wavve Co., Ltd. to increase its competitiveness

-   Occupational safety and health plan for 2021

-   Additional transactions with SK Pinx in 2021

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

447th (the 4th meeting of 2021)	April 29, 2021

-   Termination of Share Repurchase Agreement

-   Investment in SK Telecom TMT Investment Corp.

-   Payment of operating expenses of SUPEX Council for 2021

-   Transactions with SK Hynix in 2021

-   Report for the period after the first quarter of 2021

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

448th (the 5th meeting of 2021)	May 4, 2021	- Cancelation of treasury shares	Approved as proposed

449th (the 6th meeting of 2021)	May 27, 2021

-   Revision and establishment of regulations for the Board of Directors and its committees

-   Appointment of committee members

-   Revision of corporate governance charter

-   Determination of key performance metrics for 2021

Approved as proposed Approved as proposed Approved as proposed Approved as revised

450th (the 7th meeting of 2021)	June 10, 2021

-   Cancelation of treasury shares

-   Amendment of the articles of incorporation on stock split

-   Approval of spin-off plan

-   Convocation of the 1st Extraordinary Meeting of Shareholders

-   Setting of record date

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

451th (the 8th meeting of 2021)	June 24, 2021	- Transactions with SK Inc. in the third quarter of 2021	Approved as proposed

452th (the 9th meeting of 2021)	June 28, 2021	- Revision of spin-off plan	Approved as proposed

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Meeting	Date	Agenda	Approval
453th (the 10th meeting of 2021)	July 22, 2021	- Dividends for the second quarter of 2021 - Report for the first half of 2021 - Report for the period after the second quarter of 2021	Approved as proposed — —

454th (the 11th meeting of 2021)	August 18, 2021	- Donations to the Korea Fencing Federation - “My Data” business (personal credit information management business) and plan for filing for approval to commence business	Approved as proposed —

455th (the 12th meeting of 2021)	August 27, 2021	- Revision to agenda of 1st Extraordinary Meeting of Shareholders of 2021	Approved as proposed

456th (the 13th meeting of 2021)	September 29, 2021	- Transactions with SK Inc. in the fourth quarter of 2021	Approved as proposed

457th (the 14th meeting of 2021)	October 12, 2021	- Disposal of treasury shares	Approved as revised

458th (the 15th meeting of 2021)	November 11, 2021

-   Appointment of representative director

-   Change of committee member

-   Approval of public notice in lieu of general meeting to report spin-off

-   Dividends for the third quarter of 2021

-   Report for the period after the third quarter of 2021

Approved (Young Sang Ryu) Approved as proposed Approved as proposed Approved as proposed —
*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2021)

(a)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Yong-Hak Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Compensation Committee (as of September 30, 2021)

Total number of persons	Members		Task
	Non-executive Director	Independent Directors
4	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.
*	There is a vacancy in the Compensation Committee following the resignation of Dae Sik Cho on August 25, 2021.

(c)	Future Strategy Committee (as of September 30, 2021)

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

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(d)	ESG Committee (as of September 30, 2021)

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of September 30, 2021)

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of September 30, 2021 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2021	February 1, 2021

-   Evaluation of internal accounting management system operation

-   Review of business and audit results for 2020 and business and audit plans for 2021

-   Auditor’s opinion on internal monitoring controls

-   Approval of services by independent auditor in 2021

— — Approved as proposed Approved as proposed

The 2nd meeting of 2021	February 24, 2021

-   Audit results for fiscal year 2020

-   Audit results for internal accounting management system for fiscal year 2020

-   Evaluation of internal accounting management system

-   Finalization of agenda and document review for the 37th General Meeting of Shareholders

-   Audit report for fiscal year 2020

-   Real estate transaction with SK Broadband

-   Contract for customer appreciation gifts to fixed-line telephone customers for 2021

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2021	March 24, 2021	- Contributions to company employee welfare fund for 2021 - Contract for maintenance services of optical cables in 2021 - Contract for maintenance services of transmission equipment in 2021	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2021	April 28, 2021	- Audit plan for fiscal year 2021	—

The 5th meeting of 2021	June 23, 2021	- Audit plan for fiscal year 2021 - Evaluation of results of the 2020 external audit service	— —

The 6th meeting of 2021	July 21, 2021	- Appointment of committee chairman - Audit results for the first half of 2021	Approved as proposed —

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Meeting	Date	Agenda	Approval

The 7th meeting of 2021	August 17, 2021

-   Results of external auditors’ review of the carve-out financial statements for the spin-off

-   Review opinion of agenda and related documents for the 1st Extraordinary General Meeting of Shareholders

-   Review report for the 1st Extraordinary General Meeting of Shareholders of 2021

— Approved as proposed Approved as proposed

The 8th meeting of 2021	August 27, 2021	- Amendments to the review opinion of agenda and related documents and review report for the 1st Extraordinary General Meeting of Shareholders of 2021	Approved as proposed

The 9th meeting of 2021	September 28, 2021	- Results of business evaluation	—

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

(As of September 30, 2021)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 38th General Meeting of Shareholders Conducted during the 1st Extraordinary General Meeting of Shareholders of 2021

The Company implemented a proxy solicitation procedure for the 38th General Meeting of Shareholders and the 1st Extraordinary General Meeting of Shareholders of 2021, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2021)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	30.01
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	2,500	0.00	3,500	0.00
Young Sang Ryu	Officer of the Company	Common share	500	0.00	1,000	0.00
Yong-Hak Kim	Officer of the Company	Common share	—	—	100	0.00
Seok-Dong Kim	Officer of the Company	Common share	—	—	100	0.00
Jung Ho Ahn	Officer of the Company	Common share	—	—	100	0.00
Youngmin Yoon	Officer of the Company	Common share	—	—	100	0.00
Junmo Kim	Officer of the Company	Common share	—	—	100	0.00
Total		Common share	21,627,471	26.78	21,629,471	30.02

(1)	Ownership ratio changed following the cancellation of treasury shares of SK Telecom on May 6, 2021.

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B.	Overview of the Largest Shareholder

As of September 30, 2021, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2021)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Inc.	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.
	February 4, 2021	21,628,971	26.79	Jung Ho Park, CEO of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each purchased 100 shares (total of 500 shares)

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of September 30, 2021)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	21,624,120	30.0%	—
National Pension Service	7,060,769	9.80%	—
Citibank ADR	6,714,352	9.32%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of September 30, 2021)					(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	160,532	160,599	99.9%	30,485,485	72,060,143	42.3%

*	Shareholders who hold less than 1% of total shares issued.

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3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		September 2021	August 2021	July 2021	June 2021	May 2021	April 2021
Common stock	Highest	324,000	312,500	326,500	334,000	320,000	318,000
	Lowest	300,500	284,500	301,000	320,000	304,000	276,500
	Average	307,947	297,881	315,886	326,705	312,658	296,614
Daily transaction volume	Highest	775,405	3,137,916	420,579	503,399	522,424	640,853
	Lowest	775,405	113,019	97,250	140,044	156,331	193,168
Monthly transaction volume		6,012,126	8,482,251	4,517,921	5,329,642	6,060,793	6,630,877

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		September 2021	August 2021	July 2021	June 2021	May 2021	April 2021
Depositary receipt	Highest	30.10	29.78	31.54	33.24	32.04	31.54
	Lowest	27.59	26.86	29.07	31.41	30.14	27.51
	Average	28.85	28.63	30.60	32.34	30.78	29.48
Daily transaction volume	Highest	892,222	1,524,630	929,974	1,237,231	618,261	725,768
	Lowest	181,719	155,481	217,558	186,620	115,941	164,462
Monthly transaction volume		10,478,112	10,143,244	9,057,824	9,584,111	5,956,736	6,614,621

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of September 30, 2021)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2021	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,230	—	92	—	4,322	13.9	490,302	113
—	Female	888	—	209	—	1,097	8.5	81,910	78
Total		5,118	—	301	—	5,419	12.8	572,212	106

B.	Compensation of Unregistered Officers

(As of September 30, 2021)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2021	Average wage per person
105	47,541	453

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2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2021)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of September 30, 2021)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,422	678	—

B-2. Amount by Classification

(As of September 30, 2021)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,926	1,642	—
Independent Directors (Excluding Audit Committee Members)	1	99	99	—
Audit Committee Members	4	397	99	—
Auditor	—	—	—	—

3. Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with Korean disclosure rules.

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of September 30, 2021)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	112	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	112	—

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B.	Stock Options Granted and Exercised

(As of September 30, 2021)						(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	—	—	111,106	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	—	—	2,353	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	5,990	—	—	—	—	5,990	March 26, 2023 – March 25, 2026	251,380
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Jong Ryeol Kang	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,350	—	—	—	—	2,350	March 26, 2023 – March 25, 2026	251,380
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	—	—	1,564	February 23, 2021 – February 22, 2024	265,260

64

(As of September 30, 2021)						(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	—	—	1,961	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	3,760	—	—	—	—	3,760	March 26, 2023 – March 25, 2026	251,380
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Yoon Kim	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,110	—	—	—	—	2,110	March 26, 2023 – March 25, 2026	251,380
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,260	—	—	—	—	2,260	March 26, 2023 – March 25, 2026	251,380
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	—	—	1,244	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	3,360	—	—	—	—	3,360	March 26, 2023 – March 25, 2026	251,380
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,920	—	—	—	—	1,920	March 26, 2023 – March 25, 2026	251,380
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,770	—	—	—	—	1,770	March 26, 2023 – March 25, 2026	251,380

65

(As of September 30, 2021)						(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,880	—	—	—	—	2,880	March 26, 2023 – March 25, 2026	251,380
Sang Kyu Shin	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,530	—	—	—	—	1,530	March 26, 2023 – March 25, 2026	251,380
Jae Seung Song	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,650	—	—	—	—	2,650	March 26, 2023 – March 25, 2026	251,380
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,450	—	—	—	—	1,450	March 26, 2023 – March 25, 2026	251,380
Byung Hoon Ryu	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,250	—	—	—	—	1,250	March 26, 2023 – March 25, 2026	251,380

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

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2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2021)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
Invites Healthcare Co., Ltd.	Affiliate	Shares	28,000	7,000	—	35,000	Capital increase
Invites Healthcare Co., Ltd.	Affiliate	Treasury Shares	—	10,000	—	10,000	Capital increase
Grab Geo Holdings PTE. LTD.	Overseas Affiliate	Shares	30,517	—	30,517	—	Disposal
Carrot General Insurance Co., Ltd.	Affiliate	Shares	20,000	—	20,000	—	Disposal
Broadband Nowon Broadcasting Co., Ltd.	Affiliate	Shares	10,463	9,512	—	19,975	Capital increase
T Map Mobility	Affiliate	Shares	155,408	73,555	—	228,963	Capital increase
Atlas	Overseas Affiliate	Shares	143,097	11,477	—	154,574	Capital increase
Quantum Innovation Fund I	Affiliate	Shares	15,969	372	—	16,341	Capital increase
Berkeley Lights	Overseas Affiliate	Shares	—	31,590	—	31,590	New acquisition
Walden Riverwood Ventures LP	Overseas Affiliate	Shares	23,392	—	4,209	19,183	Disposal
DCM V, L.P.	Overseas Affiliate	Shares	3,576	—	84	3,493	Disposal
SK Telecom T1	Affiliate	Shares	60,305	4,887	—	65,192	Capital increase
Makeus	Affiliate	Shares	770		770		Disposal
Smart SKT Infinitum Game Fund	Affiliate	Shares	—	1,500	—	1,500	New acquisition
Contents Wave	Affiliate	Shares	90,858	100,000	—	190,858	Capital increase
Id Quantique SA	Overseas Affiliate	Shares	100,527	5,978	—	106,505	Capital increase
SK Telecom TMT Investment Corp.	Overseas Affiliate	Shares	94,136	167,865	—	262,001	Capital increase
Vive Studios	Affiliate	Shares	—	2,999	—	2,999	New acquisition
Smart Spark Lab Cloud Fund 1	Affiliate	Shares	300	400	—	700	Capital increase
Translink Capital L.L.C.	Overseas Affiliate	Shares	2,767	—	64	2,703	Disposal
Hermed Capital Health Care Fund L.P	Overseas Affiliate	Shares	21,219	—	1,746	19,473	Disposal
Sparkplus	Affiliate	Shares	—	34,166	—	34,166	New acquisition
Sparkplus (Preferred stock)	Affiliate	Shares	—	11,513	—	11,513	New acquisition
UCT Kakao-SK Telecom ESG Fund	Affiliate	Shares	—	2,000	—	2,000	New acquisition

67

Purchase and Disposition of Securities

In order to maximize the efficiency of each business entity, SK Telecom sold its shares of Grab Geo Holdings PTE. LTD. and Carrot General Insurance Co., Ltd., which were investment assets highly related to the mobility business, to T Map Mobility. The date of the resolution by the Board of Directors was February 25, 2021.

3. Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2021 – September 30, 2021	Marketing fees, etc.	1,003,468

4. Related Party Transactions

See note 31 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2021)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	96,766	79,115	108,020	67,861	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	0	0	22,147	—	—

68

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

Date	Title	Content	Progress Status
June 10, 2021	Spin-off Plan (Report of Material Event)	Establishment of SKT Investment Co., Ltd. (tentative) by spinning off the Company’s business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies

Extraordinary general meeting of shareholders was held on October 12, 2021.

Spin-off was effective as of November 1, 2021 and was registered on November 2, 2021.

Modified listing of SK Telecom and re-listing of SK Square is scheduled on November 29, 2021.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2021, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

The following lawsuit was concluded during the reporting period and is hereby disclosed as its impact has been finally determined:

Claim for payment for goods (Seoul Central District Court 2018 Gahap 512223, Seoul High Court 2020 Na 2034705)

Date of lawsuit	February 23, 2018

Parties	Plaintiff: SK Telecom; Defendant: Republic of Korea

Content	SK Telecom filed a claim for unpaid amount against the Republic of Korea in connection the Republic of Korea’s failure to pay a part of payment for goods in connection with the GOP Scientific Guard System on the basis that SK Telecom delayed performance.

Claim amount	Won 14,380,578,486

Status	SK Telecom partially won at the Seoul Central District Court and on appeal at the Seoul High Court (awarded damages of Won 11,870 million and Won 12,005 million, respectively). The decision of the Seoul High Court is final.

Future litigation schedule and response plan	Since neither party appealed the decision of the Seoul High Court, such decision is the final outcome.

Effect of outcome of lawsuit on the Company	Financial impact amounting to the award of damages and interest accumulated thereon

69

[SK Broadband]

As of September 30, 2021, there were 34 pending lawsuits against SK Broadband (aggregate amount of claims of Won 14,339 million), and provisions in the amount of Won 11,996 million in connection with such lawsuits were recognized.

[SK Planet]

As of September 30, 2021, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 2,102 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of September 30, 2021, there were six pending lawsuits against Eleven Street (aggregate amount of claims of Won 1,427 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[ADT CAPS]

As of September 30, 2021, there were 19 pending lawsuits against ADT CAPS (aggregate amount of claims of Won 1,492 million), and provisions in the amount of Won 1,312 million in connection with such lawsuits were recognized.

[Incross]

As of September 30, 2021, there were no pending lawsuits against Incross. However, during the reporting period, one lawsuit on appeal in which Incross was the defendant was ruled against Incross. As of September 30, 2021, Incross completed all payments in relation to the provisions previously recognized in connection with such lawsuit.

[Dreamus Company]

As of September 30, 2021, there was one pending lawsuit against Dreamus Company (claim of Won 30 million). The management cannot reasonably predict the outcome of this case or its impact on the Company’s financial statements due to the uncertainty of the amount to be paid by the Company.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of September 30, 2021, SK Broadband has entered into revolving credit facilities with a limit of Won 204.5 billion with four financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Nowon Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

70

As of September 30, 2021, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 39,238 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 47,647 million in connection with the performance of certain contracts.

[SK Planet]

As of September 30, 2021, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of September 30, 2021, Seoul Guarantee Insurance Company has provided guarantees of Won 7,578 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of September 30, 2021, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank and others	Acquisition financing	2,050,000	1,766,963
KEB Hana Bank	General	5,000	5,000
KEB Hana Bank	General	27,000	27,000
Shinhan Bank	Revolving credit	15,000	15,000

As of September 30, 2021, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	61,144
Seoul Guarantee Insurance Company	Fidelity guarantee	82,275

As of September 30, 2021, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT CAPS has borrowed Won 29,893 million) with KEB Hana Bank in order to make purchase payments

As of September 30, 2021, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 25,000 million (of which ADT CAPS has borrowed Won 3,841 million) with Kookmin Bank in order to make purchase payments.

In connection with ADT CAPS’ long-term loan in aggregate amount of Won 2,050 billion, it has provided its shares of CAPSTEC and an early repayment management account with Shinhan Bank (account number: 100-033-127083) as collateral.

[Dreamus Company]

As of September 30, 2021, Seoul Guarantee Insurance Company has provided a guarantee of Won 184 million in connection with the performance and curing of defects under certain contracts for the benefit of the relevant customer of Dreamus Company.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in the third quarter of 2021 and the second quarter of 2021 were Won 1,141 million and Won 1,061 million, respectively, which were included in its cost of sales and selling and administrative expenses.

71

[One Store]

As of September 30, 2021, details of the major payment guarantees received by One Store from third parties are as follows:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee	100
Seoul Guarantee Insurance Company	E-commerce (payment method) guarantee	2,140

[Incross]

As of September 30, 2021, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount	Pledgee
Short-term financial instruments	Guarantee of contract performance	10,900	NAVER Corporation
		8,340	Kakao Corp.
		250	Smart Media Representative Co., Ltd.
		1,500	SK Broadband
		100	Paradise Hotel
		1,046	KT
		1,122	Kakao Games Corp.
		739	LG U+

Total		23,998

As of September 30, 2021, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

(Unit: in millions of Won)
Counterparty	Agreement Details	Line of Credit
KEB Hana Bank	Loan for general funds	2,000
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100

Total		8,100

As of September 30, 2021, Incross provides KT Skylife Co., Ltd. with performance guarantees related to the payment of media advertisement fees in connection with advertisement agent services. No actual amount under such guarantee has been provided as of September 30, 2021.

As of September 30, 2021, Seoul Guarantee Insurance Company has provided a guarantee of Won 149 million (Won 127 million as of December 31, 2020) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

72

[SK M&Service]

As of September 30, 2021, SK M&Service has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	KRW	4,700	—
Korea Development Bank	KRW	10,000	—

As of September 30, 2021, Seoul Guarantee Insurance Company has provided SK M&Service with a performance guarantee in the amount of Won 2,340 million and Shinhan Bank has provided SK M&Service with a Won payment guarantee in the amount of Won 100 million.

[SK Stoa]

As of September 30, 2021, Kookmin Bank has provided a payment guarantee of Won 1.2 billion in connection with e-commerce transaction debt.

[T Map Mobility]

As of September 30, 2021, T Map Mobility has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Industrial Bank of Korea	KRW	1,000	1,000

As of September 30, 2021, Seoul Guarantee Insurance Company has provided T Map Mobility with a performance guarantee in the amount of Won 133 million and Korea Technology Finance Corporation has provided T Map Mobility with a loan payment guarantee in the amount of Won 900 million.

3. Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 20, 2019	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the Mobile Device Distribution Improvement Act (“MDDIA”))	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act (“TBA”); Article 42-1(5) of the Enforcement Decree)	Decision confirmed; fine paid; correctional order implemented	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

73

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; fine paid; report on implementation of correctional order completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Act on the Protection, Use, Etc. of Location Information (“Location Information Act”) and Article 22 of Enforcement Decree)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

July 8, 2020	KCC	SK Telecom

Decision of 40th KCC Meeting of 2020

•   Correctional order

•   Submission of implementation plan and report on implementation of correctional order including recurrence prevention plan

•   Fine of Won 22.3 billion

				Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order • Submission of implementation plan and report on implementation of correctional order • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the TBA and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

74

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

•   Submission of statistical data pursuant to Article 30 of the Location Information Act

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change

Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) • Correctional order (prohibition order against future actions) • Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))	Filed an administrative proceeding to challenge the KFTC decision with the Seoul High Court (Apr. 28, 2021)	Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) • Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)	Filed an administrative proceeding and applied for cancelation of execution of the KFTC decision with the Seoul High Court (Sept. 29, 2021)	Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)

[SK Broadband]

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 13, 2019	KFTC	Tbroad, Tbroad Dongdaemun, Tbroad Nowon	Prosecution	—	Provision of unfair benefits to related parties of Taekwang Group affiliates (Article 23-2 of the MRFTA)	Criminal investigation pending	Expected to end without further action due to lack of prosecution rights following the Tbroad Merger

75

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
July 29, 2019	KFTC	SK Broadband	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies); fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	—	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions) (Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the MRFTA, and Article 33 and Article 35-1 of its Enforcement Decree)	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

Aug. 28, 2019	KFTC	Tbroad, Tbroad Dongdaemun, Tbroad Nowon, KDMC	Correctional order and fine	Tbroad: Won 177 million/Tbroad Dongdaemun: Won 4 million/Tbroad Nowon: Won 1 million/ KDMC: Won 2 million	Provision of unfair benefits to related parties of Taekwang Group affiliates (Article 23-2 of the MRFTA)	Paid the fine	Administrative proceedings pending

Nov. 29, 2019	KFTC	SK Broadband	Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service); fine of Won 188 million	Won 188 million	Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million) (Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the MRFTA and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree)	Paid the fine	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

76

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 9, 2019	KFTC	KDMC	Fine of Won 8 million	Won 8 million	Violation of disclosure rules regarding corporate group status of five Taekwang group companies (Articles 11-4 and 69-2(1) of the MRFTA)	Paid the fine	—

Jan. 13, 2020	KFTC	SK Broadband	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	—	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market (Articles 7-1 and 16-1 of the MRFTA)	Submitted the implementation plan (approved by KFTC)	Implement the implementation plan

Oct. 22, 2020	KFTC	SK Broadband, Broadband Nowon	Correctional order (injunction and notice order); fine of Won 351 million	Won 351 million

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

(Article 23-1(4) of the MRFTA and Articles 7-1 and 9-1 of the Fair Agency Transactions Act)

						Filed an administrative proceeding	Improve work procedures to prevent errors in the future

Mar. 29, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	On Apr. 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the KFTC decision (service of process delivered on Mar. 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

77

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences

Jan. 23, 2019	MSIT	3 affiliated system operators of Tbroad	Correctional order	—	Did not fulfill conditions for reauthorization, including carrying out network investment plans for 2017 (Article 99-1 of the Broadcasting Act)	Submitted correctional order implementation plan	Compliance with correctional order

Feb. 25, 2019	MSIT	SK Broadband	Correctional order; fine of Won 2.8 million (for violation of the TBA related to false statistical reports)	Won 2.8 million	Erroneous reporting of high-speed internet subscriber line data (Article 88-1, Article 92-1 and Article 104-5(17) of the TBA)	Submitted the correctional order implementation plan, including the plan for improvement of business practice	Paid the fine and complied with correctional order (improvement of business practice)

Mar. 15, 2019	Communication Office of the KCC	SK Broadband	Fine of Won 4.8 million (for violation of laws related to providing information transfer services	Won 4.8 million	Failed to establish procedures for service denial to spammers (Article 76 and Article 50-4 of Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree)	Implementation of plans to improve business procedures on transfer of advertising information; Paid the fine (Apr. 2019)	Improvement of work process on denial of services to spammers

June 26, 2019	KCC	SK Broadband	Correctional order (for infringing on user interests relating to the limit on cancelling subscription to high-speed Internet and bundled products)	—	Delayed, rejected and restricted cancellation of services without a just cause (Article 50-1 (5) of the TBA and Article 42 (1) Table 45 (b) 4 of its Enforcement Decree)	Public disclosure of correctional order; improvement of business practice; paid the fine (Won 165 million)	Paid the fine and complied with correctional order (improvement of business practice)

Sept. 30, 2019	Public Procurement Service	SK Broadband	Three-month restriction from bidding in the public sector	—	Found to be colluding in the bidding process for a public sector line project from 2015 to 2017 (Article 76-1 of the Act on Contracts to which the State is a Party)	Administrative proceeding (main case) has been withdrawn, with a three-month restriction period from Apr. 17, 2020 - July 16, 2020	Conduct legal education regarding collusive bidding (July 1, 2019 - July 19, 2019) and implement measures to prevent recurrence, including the establishment of an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

78

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 9, 2019	MSIT	2 affiliated system operators of Tbroad	Correctional Order	—	Did not fulfill conditions for reauthorization, such as carrying out network investment plans for 2018 (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order

Jan. 15, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); fine of Won 79 million	Won 79 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Feb. 3, 2020); Paid the fine (Feb. 7, 2020)	Improve business procedures to prevent errors

Jan. 16, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); Fine of Won 13 million	Won 13 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Jan. 3, 2020); paid the fine (Feb. 10, 2020)	Improve business procedures to prevent errors

May 1, 2020	Central Radio Management Service	3 affiliated system operators of Tbroad	Fine of Won 6 million	Won 6 million (Won 2 million each for Namdong Broadcast, Saerom Broadcast and Seohai Broadcast)	Failed to submit monthly broadcasting results (Article 83 of the Broadcasting Act, Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

79

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 9, 2020	KCC	SK Broadband	Correctional order (improvement of relevant business practice); Fine of Won 251 million	Won 251 million	False, exaggerated or deceptive advertising that could potentially mislead users regarding key information about bundled products, such as component products, discount details and penalties, to induce subscription (Article 50-1(5) of the TBA, Article 42-1-Table 4-5-f of its Enforcement Decree and Article 3-1-d of Bundling Sales Prohibition Standards)	Plan to comply with the correctional order	Improvement of business practice; fine payment

Dec. 11, 2020	Central Radio Management Service	13 affiliated system operators of SK Broadband	Correctional order	—	Failure to distribute PP program fees, which was a condition for reauthorization (Article 99-1 of the Broadcasting Act)	—	Compliance with the correctional order

Dec. 21, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 101 million	Won 101 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2019 (Jan. 15, 2021); paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors

Dec. 21, 2020	MSIT	T-broad	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 11 million	Won 11 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted revised business report for FY2019 (Jan. 15, 2021); Paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors

Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 4 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the TBA)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system

80

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)

Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the TBA)	Submitted the correctional order implementation plan	Compliance with the correctional order

[ADT CAPS]

During the past three years, ADT CAPS received various fines in the aggregate amount of Won 120 million for violations of the Road Traffic Act, such as parking and speeding violations by its service vehicles dispatched for guards and technical personnel from its approximately 100 nationwide branches. While the safety management team is conducting training to comply with the Road Traffic Act, there are cases in which such violations may be unavoidable, such as in connection with an emergency dispatch to inspect a customer’s security system.

Date	Authority	Sanction	Monetary Amount	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 12, 2018	KFTC	Fine; Correctional order	Won 56 million	Collusion in GS E&C’s Parnas Tower telecommunication construction (Articles 19-1(8) of the Fair Trade Act)	Paid the fine	Strengthen compliance management system

Jan. 17, 2019	Ministry of Employment and Labor (“MOEL”)	Fine	Won 2.2 million	Insufficient posting of the Occupational Safety and Health Act; failure to appoint a managing supervisor (Articles 11-1 and 14-1 of the Occupational Safety and Health Act)	Paid the fine	Print and post the relevant laws; appoint managing supervisor; conduct training

Aug. 1, 2019	Seoul Gangnam Police Chief	Business suspension; Fine	Won 0.4 million	Placement of guards who meet disqualification criteria (Article 31-2(6) of the Security Business Act)	Paid the fine	Strengthen the employment process of new guards

Sept. 19, 2019	MOEL, Seoul Regional Employment and Labor Office	Correctional order, Fine	Won 32.8 million	Correctional order in connection with discriminatory treatment of dispatched workers and minimum wage posting/notification; Fine in connection with the failure to state mandatory items in labor contracts (Article 21 of the Act on the Protection, Etc. of Temporary Agency Workers, Article 21 of the Minimum Wage Act, Article 17 of the Act on the Protection, Etc. of Fixed-term and Part-time Workers)	Distribution of additional holiday gifts; submission of pictures of the minimum wage postings at the headquarters and local offices; submission of revised labor contracts for all applicable workers	Revised form employment agreement

81

Date	Authority	Sanction	Monetary Amount	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 30, 2019	Governor of Gyeonggi Province	Fine	Won 0.5 million	Delay in notification of information change (CEO name, location) (Article 78 of the Information and Communications Construction Business)	Paid the fine	Strengthen management system

May 11, 2020	Seoul Gangnam Police Chief	Fine	Won 0.2 million	Delay in reporting permit changes (change of registered officers) (Article 4-3(3) of the Security Business Act)	Paid the fine	Strengthen management system

Jan. 14, 2021	MOEL, Seongnam Regional Employment and Labor Office	Fine	Won 0.2 million	Violation of reporting on the correction of reasons for loss of the insured (Article 15 of the Employment Insurance Act)	Paid the fine	Strengthen management system

[Dreamus Company]

Date	Authority	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 17, 2021	National Radio Research Institute

Notice of administrative measures

•   Cancellation of existing adequacy evaluation for two units of equipment and materials, Re-validation of selected testing institutions

•   Improvement of business practice

Adequacy evaluation was conducted using a test report issued by an unauthorized testing center (Article 58-2 and 58-4 of the Radio Wave Act)

•   Completion of adequacy verification through retesting

•   Collection of unsold equipment materials

•   Plan to notify the buyers that there is no health concern regarding electromagnetic effects or disturbances

•   Plan to submit an implementation plan for improvement of notices and business practice

•   Verification that the test is conducted at a center with MRA (Mutual Recognition Agreement)

•   Preparation of a checklist for each step of the adequacy evaluation

•   Appointment of adequacy testing personnel for follow-up

[One Store]

Date	Authority	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 18, 2021	KFTC	Fine of Won 6.4 million	Reported a change in share ownership by the largest shareholder (12.8% decrease) as of Nov. 14, 2019 on Apr. 9, 2020, past the due date of Nov. 21, 2019 (Article 11-3 and Article 69-2 of the MRFTA and regulations on disclosure of important matters by unlisted companies, etc.)	Paid the fine (Jan. 29, 2021)	Close review and monitoring of disclosure obligations

82

4. Material Events Subsequent to the Reporting Period

(1) Pursuant to the resolution of the general meeting of shareholders on October 12, 2021, the Company conducted the SK Square Spin-off effective as of November 1, 2021. The modified listing of SK Telecom and the re-listing of SK Square are scheduled to take place on November 29, 2021. The details related to the Spin-off are as follows:

Classification	Company Name	Business Area
Existing company	SK Telecom Co., Ltd.	Fixed-line and wireless telecommunication services

Newly established company	SK Square Co., Ltd.	Business of managing the equity interests in certain investees engaged in, among other things, semiconductor and New ICT businesses and making new investments

Classification	Date
Date of the SK Square Spin-off	November 1, 2021

Registration of the SK Square Spin-off	November 2, 2021

Trading suspension period	October 26, 2021 - November 26, 2021

Modified listing and re-listing	November 29, 2021

(2) A stock split of the Company’s common stock for the purpose of increasing the number of outstanding shares was approved at the general meeting of shareholders on October 12, 2021 and went into effect as of October 28, 2021. The total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 360,300,715 shares (par value of Won 100 per share). The allocation of new shares of SK Telecom to its shareholders after the SK Square Spin-off will be after reflecting the effect of the stock split and the new par value of Won 100 per share, and such shareholders will receive the following number of shares of SK Square per one share of SK Telecom:

Classification	Newly established company from the Spin-off
Name	SK Square Co., Ltd.
Common Shares	0.3926375 share

(3) On October 12, 2021, the Board of Directors resolved to dispose the Company’s treasury shares as follows:

Classification	Content
Type and number of shares	520,000 common shares

Disposal price	Won 304,500 per share

Amount of disposal	Won 158,340 million

Period of disposal	October 25, 2021 - January 12, 2022

Purpose of disposal	Bonus payment

Method of disposal	Over-the-counter

(4) On November 1, 2021, the Board of Directors declared an interim dividend as follows:

Classification	Content

Interim dividend amount	Cash dividend of Won 2,500 per share (Total: Won 177,902 million)

Dividend return rate (based on market price)	0.80%

Dividend record date	September 30, 2021

Dividend payment date	On or before November 21, 2021, in accordance with Article 165-12(3) of the Financial Investments Services and Capital Markets Act

83

(5) Pursuant to the resolution of its board of directors on June 23, 2021, Eleven Street issued a capital increase of Won 48,081 million by third-party allotment for the purpose of granting stock options. This resolution is subject to final approval at the general meeting of shareholders.

(6) On June 4, 2021, the board of directors of One Store resolved to acquire 10,424,735 redeemable convertible preferred shares (representing a 2.92% equity interest) of Kuaikan World (Cayman) Limited in order to increase sales of story content business and strengthen the competitiveness of its global business. The acquisition price is Won 40,030 million, and the acquisition date is July 16, 2021.

(7) On October 25, 2021, ADT CAPS (currently SK shieldus Co., Ltd.) issued its Series 7 corporate bonds in the amount of Won 67,000 million.

(Unit: in millions of Won, %)
Category	Method of Issuance	Date of Issuance	Total Amount	Interest Rate	Credit Rating (Rating Entity)	Maturity Date	Underwriters
Corporate bond	Public offering	October 25, 2021	67,000	2.961%	A0 (Korea Investors Service, Korea Ratings)	October 25, 2024	SK Securities Co., Ltd., KB Securities Co., Ltd.

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)
Name:	Heejun Chung
Title:	Senior Vice President

Date: December 13, 2021

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2021, the condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2021 and 2020, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not impact our review conclusion, we draw attention to the matter described in Note 34 to the condensed consolidated financial statements, which describes subsequent events related to the horizontal spin-off of the Group’s businesses in accordance with the resolution of shareholders’ meeting held on October 12, 2021, which was completed on November 1, 2021.The spin-off company will engage in managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments and the surviving company will continue to engage in the remaining businesses of the Parent Company and certain subsidiaries, which are primarily cellular and fixed-line telecommunications businesses.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2021, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021, AND DECEMBER 31, 2020, AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note	September 30, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,491,551	1,369,653
Short-term financial instruments	29,30,32		1,574,550	1,426,952
Short-term investment securities	9,29,30		112,038	150,392
Accounts receivable – trade, net	5,29,30,31		2,323,433	2,188,893
Short-term loans, net	5,29,30,31		77,967	97,464
Accounts receivable – other, net	3,5,29,30,31,32		1,152,509	979,044
Contract assets	7,30		136,115	100,606
Prepaid expenses	3,6		2,021,875	2,128,349
Prepaid income taxes	27		1,868	1,984
Derivative financial assets	29,30		23,705	8,704
Inventories, net	8		198,209	171,443
Advanced payments and others	3,5,29,30,31		205,747	151,602

			9,319,567	8,775,086

Non-Current Assets:
Long-term financial instruments	29,30		1,062	893
Long-term investment securities	9,29,30		3,186,529	1,648,837
Investments in associates and joint ventures	11		16,433,567	14,354,113
Property and equipment, net	3,12,13,31,32		13,140,328	13,377,077
Goodwill	10		3,473,747	3,357,524
Intangible assets, net	14		4,039,884	4,436,194
Long-term contract assets	7,30		47,414	47,675
Long-term loans, net	5,29,30,31		29,214	40,233
Long-term accounts receivable – other	3,5,29,30,31,32		328,775	332,803
Long-term prepaid expenses	3,6		1,085,815	1,063,711
Guarantee deposits	3,5,29,30,31		181,101	172,474
Long-term derivative financial assets	29,30		266,313	155,991
Deferred tax assets	27		102,326	105,088
Defined benefit assets	18		—	3,557
Other non-current assets	5,29,30		41,843	35,701

			42,357,918	39,131,871

Total Assets		~~W~~	51,677,485	47,906,957

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note	September 30, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	338,276	372,909
Accounts payable – other	29,30,31		2,217,951	2,484,466
Withholdings	29,30,31		1,442,865	1,410,239
Contract liabilities	7		231,659	229,892
Accrued expenses	3,29,30		1,706,978	1,554,889
Income tax payable	27		148,805	219,766
Derivative financial liabilities	29,30		5	77
Provisions	3,17,32		65,913	69,363
Short-term borrowings	15,29,30		61,508	109,998
Current installments of long-term debt, net	15,29,30		1,447,395	939,237
Current installments of long-term payables – other	16,29,30		254,603	424,600
Current installments of financial liabilities at FVTPL	1,29,30		77,995	—
Lease liabilities	3,29,30,31		385,668	359,936
Other current liabilities			896	2,595

			8,380,517	8,177,967

Non-Current Liabilities:
Debentures, excluding current installments, net	15,29,30		7,514,180	7,690,169
Long-term borrowings, excluding current installments, net	15,29,30,32		2,118,616	1,979,261
Long-term payables – other	16,29,30		1,072,400	1,142,354
Financial liabilities at FVTPL	1,29,30		59,123	—
Long-term lease liabilities	3,29,30,31		1,255,016	1,076,841
Long-term contract liabilities	7		42,927	30,704
Defined benefit liabilities	18		263,279	154,944
Long-term derivative financial liabilities	19,29,30		425,200	375,083
Long-term provisions	3,17		68,744	81,514
Deferred tax liabilities	3,27		3,200,597	2,709,075
Other non-current liabilities	3,29,30,31		93,065	92,802

			16,113,147	15,332,747

Total Liabilities			24,493,664	23,510,714

Shareholders’ Equity:
Share capital	1,20		44,639	44,639
Capital surplus and others	20,21		2,826,658	677,203
Retained earnings	3,22		22,307,055	22,981,913
Reserves	23		1,090,166	40,139

Equity attributable to owners of the Parent Company			26,268,518	23,743,894
Non-controlling interests			915,303	652,349

Total Shareholders’ Equity			27,183,821	24,396,243

Total Liabilities and Shareholders’ Equity		~~W~~	51,677,485	47,906,957

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three and nine-month periods ended September 30, 2021 and 2020

(In millions of won)		2021			2020
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	3,4,31
Revenue		~~W~~	4,967,496	14,566,229	4,731,445	13,785,373
Operating expenses:	3,31
Labor			787,298	2,395,020	764,933	2,243,409
Commission	6		1,449,205	4,288,737	1,352,067	3,983,932
Depreciation and amortization	3,4		1,014,349	3,008,650	1,007,101	2,988,875
Network interconnection			184,173	561,319	201,403	603,700
Leased lines	3		77,284	224,933	72,666	204,720
Advertising			115,166	288,177	109,089	276,343
Rent	3		43,843	130,832	28,843	117,165
Cost of goods sold	8		465,385	1,219,373	419,604	1,131,399
Others	24		430,824	1,263,841	417,702	1,218,711

			4,567,527	13,380,882	4,373,408	12,768,254

Operating profit	3,4		399,969	1,185,347	358,037	1,017,119
Finance income	3,4,26		45,669	156,602	24,649	91,031
Finance costs	3,4,26		(240,353)	(537,821)	(122,757)	(332,732)
Gain relating to investments in associates and joint ventures, net	4,11		743,534	1,723,625	265,901	673,800
Other non-operating income	3,4,25		19,009	167,838	9,505	54,865
Other non-operating expenses	3,4,25		(23,513)	(57,226)	(18,752)	(70,222)

Profit before income tax	4		944,315	2,638,365	516,583	1,433,861
Income tax expense	3,27		207,805	534,182	124,791	303,778

Profit for the period		~~W~~	736,510	2,104,183	391,792	1,130,083

Attributable to:
Owners of the Parent Company		~~W~~	784,180	2,108,230	383,016	1,118,956
Non-controlling interests			(47,670)	(4,047)	8,776	11,127
Earnings per share(Restated):	3,28
Basic earnings per share (in won)		~~W~~	2,194	5,894	1,039	3,031
Diluted earnings per share (in won)			2,192	5,890	1,038	3,031

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2021 and 2020

(In millions of won)		2021			2020
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	736,510	2,104,183	391,792	1,130,083
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		12,815	1,863	1,791	(19,790)
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		(1,454)	(4,433)	(962)	(2,924)
Valuation gain on financial assets at fair value through other comprehensive income	23		286,438	985,725	158,073	340,440
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	11,23		138,115	327,035	(41,985)	21,775
Net change in unrealized fair value of derivatives	23		3,603	13,928	919	19,357
Foreign currency translation differences for foreign operations	23		36,515	54,614	(8,770)	7,912

Other comprehensive income for the period, net of taxes			476,032	1,378,732	109,066	366,770

Total comprehensive income		~~W~~	1,212,542	3,482,915	500,858	1,496,853

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	946,480	3,172,042	490,910	1,483,601
Non-controlling interests			266,062	310,873	9,948	13,252

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)		Attributable to owners						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit for the period			—	—	1,118,956	—	1,118,956	11,127	1,130,083
Other comprehensive income (loss)	11,18,23		—	—	(20,679)	385,324	364,645	2,125	366,770

			—	—	1,098,277	385,324	1,483,601	13,252	1,496,853

Transactions with owners:
Annual dividends			—	—	(658,228)	—	(658,228)	(5,765)	(663,993)
Interim dividends			—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	21		—	141	—	—	141	1,162	1,303
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Acquisition of treasury shares			—	(118,956)	—	—	(118,956)	—	(118,956)
Changes in ownership in subsidiaries			—	210,027	—	—	210,027	653,873	863,900

			—	91,212	(742,439)	—	(651,227)	649,270	(1,957)

Balance, September 30, 2020		~~W~~	44,639	1,097,693	22,584,521	55,748	23,782,601	529,229	24,311,830

Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the period			—	—	2,108,230	—	2,108,230	(4,047)	2,104,183
Other comprehensive income	11,18,23		—	—	13,785	1,050,027	1,063,812	314,920	1,378,732

			—	—	2,122,015	1,050,027	3,172,042	310,873	3,482,915

Transactions with owners:
Annual dividends			—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends			—	—	(177,902)	—	(177,902)	—	(177,902)
Share option	21		—	407	—	—	407	1,441	1,848
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Acquisition of treasury shares	20		—	(72,982)	—	—	(72,982)	—	(72,982)
Disposal of treasury shares	20		—	29,803	—	—	29,803	—	29,803
Retirement of treasury shares	20		—	1,965,952	(1,965,952)	—	—	—	—
Changes in ownership in subsidiaries			—	226,275	—	—	226,275	(23,589)	202,686

			—	2,149,455	(2,796,873)	—	(647,418)	(47,919)	(695,337)

Balance, September 30, 2021		~~W~~	44,639	2,826,658	22,307,055	1,090,166	26,268,518	915,303	27,183,821

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	September 30, 2021		September 30, 2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	2,104,183	1,130,083
Adjustments for income and expenses	33		2,455,662	3,230,314
Changes in assets and liabilities related to operating activities	33		(512,621)	266,265

			4,047,224	4,626,662
Interest received			32,163	28,385
Dividends received			186,722	165,645
Interest paid			(233,623)	(246,693)
Income tax paid			(349,941)	(27,221)

Net cash provided by operating activities			3,682,545	4,546,778

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			31,674	40,912
Collection of short-term loans			113,170	69,639
Decrease in long-term financial instruments			343	39,292
Proceeds from disposals of long-term investment securities			61,184	8,501
Proceeds from disposals of investments in associates and joint ventures			100,334	2,715
Proceeds from disposals of property and equipment			49,025	15,002
Proceeds from disposals of intangible assets			7,289	7,192
Collection of long-term loans			3,533	2,487
Decrease in deposits			1,169	11,471
Proceeds from settlement of derivatives			1,131	578
Proceeds from disposals of subsidiaries			—	165
Cash inflow from business combinations, net			—	115,834
Cash inflow from transfers of business, net			—	5,391

			368,852	319,179
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(142,192)	(134,238)
Increase in short-term loans			(81,546)	(98,165)
Increase in long-term loans			(8,913)	(6,525)
Increase in long-term financial instruments			(18)	(125,819)
Acquisitions of long-term investment securities			(274,589)	(81,510)
Acquisitions of investments in associates and joint ventures			(220,500)	(163,305)
Acquisitions of property and equipment			(2,114,612)	(2,660,071)
Acquisitions of intangible assets			(111,162)	(83,068)
Increase in deposits			(22,151)	(10,948)
Cash outflow from business combinations, net			(101,667)	(2,958)

			(3,077,350)	(3,366,607)

Net cash used in investing activities		~~W~~	(2,708,498)	(3,047,428)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	September 30, 2021		September 30, 2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	286,375
Proceeds from issuance of debentures			607,437	1,132,189
Proceeds from long-term borrowings			350,000	11,360
Increase in financial liabilities at FVTPL			129,123	—
Cash inflows from settlement of derivatives			10	36,592
Transactions with non-controlling shareholders			444,121	8,670

			1,530,691	1,475,186
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(51,344)	—
Repayments of long-term payable – other			(426,267)	(427,446)
Repayments of debentures			(430,000)	(715,500)
Repayments of long-term borrowings			(217,477)	(34,607)
Payments of dividends			(850,617)	(737,129)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(320,968)	(313,543)
Acquisition of treasury shares			(72,982)	(118,956)
Transactions with non-controlling shareholders			(13,564)	(8,653)

			(2,394,294)	(2,366,909)

Net cash used in financing activities			(863,603)	(891,723)

Net increase in cash and cash equivalents			110,444	607,627
Cash and cash equivalents at beginning of the period			1,369,653	1,270,824
Effects of exchange rate changes on cash and cash equivalents			11,454	5,348

Cash and cash equivalents at end of the period		~~W~~	1,491,551	1,883,799

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2021, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	21,624,120	30.00
National Pension Service	7,060,769	9.80
Institutional investors and other shareholders	41,209,134	57.19
Kakao Corp.	1,266,620	1.76
Treasury shares	899,500	1.25

	72,060,143	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2021 and December 31, 2020 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2021	Dec. 31, 2020
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunications and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunications services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunications services	47.5	52.1
	SK Planet Co., Ltd.	Korea	Telecommunications services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY(*4)	Korea	Manufacturing digital audio players and other portable media devices	41.8	51.4
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*5)	Korea	Information security service and unmanned security	62.6	62.6
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*6)	Switzerland	Quantum information and communications service	69.3	68.1
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.(*7)	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunications retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*8)	Korea	Cable broadcasting services	100.0	55.0
	T map Mobility Co., Ltd.(*9)	Korea	Mobility business	66.3	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2021 and December 31, 2020 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2021	Dec. 31, 2020
Subsidiary owned by One Store Co., Ltd.	Rokmedia Co., Ltd.(*10)	Korea	Publishing and telecommunications retail business	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in start-ups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
	Studio Dolphin Co., Ltd.(*10)	Korea	Music and sound recordings publishing	100.0	—
Subsidiaries owned by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.(*10)	Korea	Unmanned security	—	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	CAPS America, Inc.(*10)	USA	System software development and supply services	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	Media S Co., Ltd.(*10)	Korea	Production and supply services of broadcasting programs	100.0	—
Subsidiary owned by Quantum Innovation Fund I	Panasia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S (Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED	Vietnam	Logistics business	100.0	100.0
	FSK L&S (Jiangsu) Co., Ltd.(*10)	China	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2021 and December 31, 2020 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2021	Dec. 31, 2020
Subsidiary owned by T map Mobility Co., Ltd.	YLP Inc.(*10)	Korea	Freight forwarders and cargo agents	100.0	—
	GOOD SERVICE Co., Ltd.(*10)	Korea	Surrogate driving service business and related business	100.0	—
Others(*11)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

The ownership interest has changed due to unequal paid-in capital increase and third-party share option which was exercised for the nine-month period ended September 30, 2021. Although the Parent Company owns less than 50% ownership of the investee, the management has determined that the Parent Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~9,595 million are recognized as financial liabilities as of September 30, 2021.

(*4)

The ownership interest of DREAMUS COMPANY has changed from 51.4% to 41.8% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. Although the Parent Company owns less than 50% ownership of the investee, the management has determined that the Parent Company controls DREAMUS COMPANY as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders. Meanwhile, 18.8% of convertible preferred shares with voting rights are owned by non-controlling shareholders and convertible preferred shares were classified as financial liabilities in accordance with K-IFRS No. 1032 and designated as financial liabilities at fair value through profit or loss (“FVTPL”) in accordance with K-IFRS No. 1109.

(*5)

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. After the date of the merger SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again subsequent to September 30, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

(*6)	The Parent Company additionally acquired 4,166,667 shares of id Quantique SA at ~~W~~5,978 million in cash through unequal paid-in capital increase for the nine-month period ended September 30, 2021.
(*7)

Although the Parent Company owns less than 50% ownership of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*8)	The Parent Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2021 and December 31, 2020 is as follows, Continued:

(*9)

The Parent Company additionally contributed ~~W~~73,555 million in cash and the ownership interest of T map Mobility Co., Ltd. has changed from 100% to 66.3% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. In addition, the Parent Company has entered into a shareholders’ agreement with the acquirer of newly issued shares in relation to the paid-in capital increase of T map Mobility Co., Ltd. for the nine-month period ended September 30, 2021, and ~~W~~88,613 million of derivative financial liabilities are recognized for drag-along right of the acquirer of shares and call option of the Parent Company as of September 30, 2021. Meanwhile, 29.6% of common shares and 4.1% of convertible preferred shares with voting rights are owned by non-controlling shareholders and convertible preferred shares were classified as financial liabilities in accordance with K-IFRS No. 1032 and designated as financial liabilities at FVTPL in accordance with K-IFRS No. 1109.

(*10)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2021 are presented in note 1-(4).
(*11)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the nine-month period ended September 30, 2021 is as follows:

(In millions of won)	As of September 30, 2021				For the nine-month period ended September 30, 2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	172,042	50,249	121,793	242,153	8,475
Eleven Street Co., Ltd.		940,586	546,982	393,604	391,826	(38,563)
SK m&service Co., Ltd.		132,650	73,023	59,627	162,697	5,474
SK Broadband Co., Ltd.		5,993,591	3,179,293	2,814,298	2,995,339	168,454
K-net Culture and Contents Venture Fund		1,164,279	222,862	941,417	—	(132,819)
PS&Marketing Corporation		451,779	235,974	215,805	1,039,678	3,185
SERVICE ACE Co., Ltd.		94,391	65,203	29,188	146,346	1,686
SERVICE TOP Co., Ltd.		68,191	42,209	25,982	139,387	2,028
SK O&S Co., Ltd.		86,877	53,194	33,683	192,638	804
SK Planet Co., Ltd.		506,907	187,577	319,330	196,696	(2,728)
DREAMUS COMPANY(*1)		254,444	159,276	95,168	177,966	(1,655)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)		3,157,344	2,824,856	332,488	1,117,220	10,912
One Store Co., Ltd.(*3)		322,577	136,641	185,936	156,891	(4,576)
Home & Service Co., Ltd.		147,432	102,438	44,994	307,645	5,311
SK stoa Co., Ltd.		101,791	58,908	42,883	232,381	14,330
FSK L&S Co., Ltd.(*4)		88,717	49,291	39,426	228,217	6,637
Incross Co., Ltd.(*5)		192,181	107,788	84,393	36,015	12,858
T map Mobility Co., Ltd.(*6)		775,334	105,690	669,644	40,454	22,959

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and four other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd., at the time of merger, SK Infosec Co., Ltd.) is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd and two other subsidiaries of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) and including profit and loss which ADT CAPS Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of One Store Co., Ltd. is consolidated financial information including Rokmedia Co., Ltd., a subsidiary of One Store Co., Ltd.
(*4)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and three other subsidiaries of FSK L&S Co., Ltd.
(*5)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.
(*6)	The condensed financial information of T map Mobility Co., Ltd. is consolidated financial information including YLP Inc., and another subsidiary of T map Mobility Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)	As of December 31, 2020			2020
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.	999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.	129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.	5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund	377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation	470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.	96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.	69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.	88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.	536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)	172,443	76,642	95,801	226,329	(23,068)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.	243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.	124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.	107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)	66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)	179,308	104,778	74,530	39,440	12,307
T map Mobility Co., Ltd.	170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd. and two other subsidiaries of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the nine-month period ended September 30, 2021 is as follows:

Subsidiary	Reason
Studio Dolphin Co., Ltd.	Acquired by DREAMUS COMPANY
Media S Co., Ltd.	Established by SK Broadband Co., Ltd.
FSK L&S (Jiangsu) Co., Ltd.	Established by FSK L&S Co., Ltd.
Rokmedia Co., Ltd.	Acquired by One Store Co., Ltd.
YLP Inc.	Acquired by T map Mobility Co., Ltd.
GOOD SERVICE Co., Ltd.	Acquired by T map Mobility Co., Ltd.
CAPS America, Inc.	Established by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)

2)	The list of subsidiary that was excluded from consolidation for the nine-month period ended September 30, 2021 is as follows:

Subsidiary	Reason
ADT CAPS Co., Ltd.	Merged into SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd., at the time of merger, SK Infosec Co., Ltd.)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)	DREAMUS COMPANY(*1)		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	Incross Co., Ltd.	SK Broadband Co., Ltd.	T map Mobility Co., Ltd.(*2)
Ownership of non-controlling interests (%)		39.4	52.0	18.2	37.4	54.8	24.9	29.6

	As of September 30, 2021
Current assets	~~W~~	209,736	196,347	819,920	342,122	179,568	1,416,812	518,294
Non-current assets		44,708	126,230	120,666	2,815,222	12,613	4,576,779	257,040
Current liabilities		(155,419)	(130,024)	(513,698)	(428,780)	(104,359)	(1,340,904)	(24,964)
Non-current liabilities		(3,857)	(6,617)	(33,284)	(2,396,076)	(3,429)	(1,838,389)	(80,726)
Net assets		95,168	185,936	393,604	332,488	84,393	2,814,298	669,644
Fair value adjustment and others		—	—	(9,595)	(1,188,269)	—	(23,000)	—
Net assets on the consolidated financial statements		95,168	185,936	384,009	(855,781)	84,393	2,791,298	669,644
Carrying amount of non-controlling interests		46,959	97,367	71,598	(320,062)	51,952	701,453	206,853

	For the nine-month period ended September 30, 2021
Revenue	~~W~~	177,966	156,891	391,826	1,117,220	36,015	2,995,339	40,454
Profit (loss) for the period		(1,655)	(4,576)	(38,563)	10,912	12,858	168,454	22,959
Depreciation of the fair value adjustment and others		—	—	(298)	913	—	—	—
Profit (loss) for the period on the consolidated financial statements		(1,655)	(4,576)	(38,861)	11,825	12,858	168,454	22,959
Total comprehensive income (loss)		(1,434)	(4,579)	(38,862)	10,624	12,858	168,967	22,959
Profit (loss) attributable to non-controlling interests		(804)	(2,427)	(7,168)	3,898	7,927	42,332	12,721
Net cash provided by (used in) operating activities	~~W~~	(117)	10,018	(42,141)	206,536	13,462	795,036	(41,199)
Net cash provided by (used in) investing activities		(24,279)	46,429	37,340	(196,592)	(4,536)	(627,570)	(520,104)
Net cash provided by (used in) financing activities		68,053	44,732	(35,021)	(21,064)	(3,895)	(82,208)	527,711
Effects of exchange rate changes on cash and cash equivalents		1,991	20	380	451	—	214	—
Net increase (decrease) in cash and cash equivalents		45,648	101,199	(39,442)	(10,669)	5,031	85,472	(33,592)
Dividends paid to non-controlling interests	~~W~~	—	—	25,000	11,515	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2021 and as of and for the year ended December 31, 2020 are as follows, Continued:

(*1)

18.8% of convertible preferred shares with voting rights are owned by non-controlling shareholders and convertible preferred shares were classified as financial liabilities in accordance with K-IFRS No. 1032 and designated as financial liabilities at FVTPL in accordance with K-IFRS No. 1109.

(*2)

4.1% of convertible preferred shares with voting rights are owned by non-controlling shareholders and convertible preferred shares were classified as financial liabilities in accordance with K-IFRS No. 1032 and designated as financial liabilities at FVTPL in accordance with K-IFRS No. 1109.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2021 and as of and for the year ended December 31, 2020 are as follows, Continued:

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests during the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2020. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

3.	Significant Accounting Policies

(1)

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2020. The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2021.

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when a change required by interest rate benchmark reform occurs to a financial asset or financial liability measured at amortized cost, the Group updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•	when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument, the exception permits the hedge relationship to be continued without interruption.

These amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

(2)

During the annual period ended December 31, 2020, the Group changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. Due to the changes in accounting policies in connection with the IFRIC agenda, the Group restated its comparative financial statements for the nine-month period ended September 30, 2020.

The following table summarizes the impacts of the change in accounting policy on the Group’s condensed consolidated interim financial statements.

1)	Consolidated statement of financial position

(In millions of won)	As of September 30, 2020
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,225,398	12,919	1,238,317
Prepaid expenses and others		3,511,068	(13,086)	3,497,982
Property and equipment, net		12,190,268	827,569	13,017,837

	~~W~~	16,926,734	827,402	17,754,136

Liabilities
Accrued expenses and others	~~W~~	1,557,433	(273)	1,557,160
Provisions		130,181	24,279	154,460
Lease liabilities		641,334	818,652	1,459,986
Deferred tax liabilities		2,733,327	(4,061)	2,729,266

	~~W~~	5,062,275	838,597	5,900,872

Shareholders’ Equity
Retained earnings	~~W~~	22,595,716	(11,195)	22,584,521

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

3.	Significant Accounting Policies, Continued

2)	Consolidated statement of income

(In millions of won)	For the nine-month period ended September 30, 2020
	As reported		Adjustments	Restated
Operating revenue	~~W~~	13,784,051	1,322	13,785,373
Operating expenses:
Depreciation and amortization		2,948,492	40,383	2,988,875
Rent		148,437	(31,272)	117,165
Leased lines		206,577	(1,857)	204,720
Others		9,457,494	—	9,457,494

		12,761,000	7,254	12,768,254

Operating profit		1,023,051	(5,932)	1,017,119
Finance income		90,985	46	91,031
Finance costs		324,952	7,780	332,732
Other non-operating income		55,506	(641)	54,865
Other non-operating expenses		78,309	(8,087)	70,222
Gain relating to investments in associates and joint ventures, net		673,800	—	673,800

Profit before income tax		1,440,081	(6,220)	1,433,861
Income tax expense		305,405	(1,627)	303,778

Profit for the period	~~W~~	1,134,676	(4,593)	1,130,083

Earnings per share:
Basic earnings per share (in won)	~~W~~	3,044	(13)	3,031
Diluted earnings per share (in won)		3,043	(12)	3,031

3)	Consolidated statement changes in equity and consolidated statement of cash flows

The consolidated statement of changes in equity and consolidated statement of cash flows for the nine-month period ended September 30, 2020 have been restated as a result of restated consolidated statement of financial position and statement of income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
	Cellular services	Fixed-line telecommu- nications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~10,547,775	3,553,923	1,117,220	624,208	1,046,196	16,889,322	(2,323,093)	14,566,229
Inter-segment revenue	1,153,542	817,426	111,573	13,167	227,385	2,323,093	(2,323,093)	—
External revenue	9,394,233	2,736,497	1,005,647	611,041	818,811	14,566,229	—	14,566,229
Depreciation and amortization	2,114,139	711,118	194,634	25,450	50,857	3,096,198	(87,548)	3,008,650
Operating profit (loss)	964,280	236,664	94,055	(18,320)	(39,962)	1,236,717	(51,370)	1,185,347
Finance income and costs, net								(381,219)
Gain relating to investments in associates and joint ventures, net								1,723,625
Other non-operating income and expenses, net								110,612

Profit before income tax								2,638,365

(In millions of won)
	For the nine-month period ended September 30, 2020
	Cellular services	Fixed-line telecommu- nications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~10,327,657	3,273,149	962,974	589,568	867,588	16,020,936	(2,235,563)	13,785,373
Inter-segment revenue	1,179,067	778,086	58,704	11,402	208,304	2,235,563	(2,235,563)	—
External revenue	9,148,590	2,495,063	904,270	578,166	659,284	13,785,373	—	13,785,373
Depreciation and amortization	2,183,046	643,871	150,672	26,337	46,232	3,050,158	(61,284)	2,988,874
Operating profit (loss)	794,542	185,032	106,583	7,783	(25,541)	1,068,399	(51,280)	1,017,119
Finance income and costs, net								(241,701)
Gain relating to investments in associates and joint ventures, net								673,800
Other non-operating income and expenses, net								(15,357)

Profit before income tax								1,433,861

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

Since there are no intersegment sales of inventory, there is no unrealized intersegment profit related to sales of inventory to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month period ended September 30, 2021 and the year ended December 31, 2020.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2021		September 30, 2020
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	673,645	669,390
Fixed-line telecommunication revenue	Goods		74,306	70,485
Commerce services revenue	Goods		78,413	56,827
	Commerce		169,552	155,768
Security services revenue	Goods		70,847	74,015
Other revenue	Goods		51,041	43,452
	Products		23,658	21,463
	Others(*2)		420,793	391,771

			1,562,255	1,483,171

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,523,938	7,324,777
	Cellular interconnection		364,593	379,510
	Other(*4)		832,057	774,913
Fixed-line telecommunication revenue	Fixed-line service		158,364	154,024
	Cellular interconnection		62,711	64,116
	Internet Protocol Television(*5)		1,330,062	1,166,307
	International calls		124,682	121,547
	Internet service and miscellaneous(*6)		986,372	918,584
Commerce services revenue	Commerce service		363,076	365,571
Security services revenue	Service(*7)		934,800	830,255
Other revenue	Miscellaneous(*2)		323,319	202,598

			13,003,974	12,302,202

		~~W~~	14,566,229	13,785,373

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software and digital contents platform services.

(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service revenue includes revenue from the high-speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*7)	Service revenue includes revenue from rendering security services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,589,599	(266,166)	2,323,433
Short-term loans		78,945	(978)	77,967
Accounts receivable – other(*)		1,209,623	(57,114)	1,152,509
Accrued income		4,621	—	4,621
Guarantee deposits (Other current assets)		113,017	—	113,017

		3,995,805	(324,258)	3,671,547
Non-current assets:
Long-term loans		71,585	(42,371)	29,214
Long-term accounts receivable – other(*)		328,775	—	328,775
Guarantee deposits		181,401	(300)	181,101
Long-term accounts receivable – trade (Other non-current assets)		26,629	(228)	26,401

		608,390	(42,899)	565,491

	~~W~~	4,604,195	(367,157)	4,237,038

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2021 include ~~W~~539,600 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2021
Accounts receivable – trade	~~W~~	264,498	22,837	(33,810)	11,991	878	266,394
Accounts receivable – other, etc.		100,565	3,142	(9,888)	6,586	358	100,763

	~~W~~	365,063	25,979	(43,698)	18,577	1,236	367,157

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2020
Accounts receivable – trade	~~W~~	249,501	40,251	(21,407)	7,997	1,879	278,221
Accounts receivable – other, etc.		96,898	3,047	(5,615)	1,850	—	96,180

	~~W~~	346,399	43,298	(27,022)	9,847	1,879	374,401

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,899,412	2,016,570
Others		122,463	111,779

		2,021,875	2,128,349

Non-current assets:
Incremental costs of obtaining contracts		999,434	982,952
Others		86,381	80,759

	~~W~~	1,085,815	1,063,711

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization and impairment losses recognized	~~W~~	676,467	1,992,631	612,761	1,814,965

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	183,529	148,281
Contract liabilities:
Wireless service contracts		19,252	22,026
Customer loyalty programs		12,942	16,709
Fixed-line service contracts		119,703	106,916
Security services		42,181	30,597
Others		80,508	84,348

	~~W~~	274,586	260,596

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2021 and 2020 related to the contract liabilities carried forward from the prior period are ~~W~~118,969 million and ~~W~~128,693 million, respectively.

8.	Inventories

(1)	Details of inventories as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021				December 31, 2020
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	189,479	(10,211)	179,268	172,762	(10,566)	162,196
Finished goods		4,956	(1,293)	3,663	3,730	(1,879)	1,851
Work in process		2,900	(705)	2,195	2,579	(818)	1,761
Raw materials		14,658	(6,871)	7,787	11,921	(6,905)	5,016
Supplies		5,296	—	5,296	619	—	619

	~~W~~	217,289	(19,080)	198,209	191,611	(20,168)	171,443

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2021 and 2020 are ~~W~~1,061,517 million and ~~W~~809,854 million, respectively, and reversal of valuation losses on inventories and valuation losses on inventories recognized for nine-month periods ended September 30, 2021 and 2020 are ~~W~~1,484 million and ~~W~~204 million, respectively, which are included in the cost of goods sold. In addition, write-down recognized for nine-month periods ended September 30, 2021 and 2020 are ~~W~~358 million and ~~W~~29 million, respectively, which are included in other operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category	September 30, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	112,038	150,392

(2)	Details of long-term investment securities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category	September 30, 2021		December 31, 2020
Equity instruments	FVOCI(*)	~~W~~	2,740,173	1,454,361
	FVTPL		121,937	67,833

			2,862,110	1,522,194
Debt instruments	FVOCI		1,176	1,080
	FVTPL		323,243	125,563

			324,419	126,643

		~~W~~	3,186,529	1,648,837

(*)

The Group designated investment in equity instruments that are not held for trading as financial assets at fair value through other comprehensive income (“FVOCI”), the amounts to those FVOCI as of September 30, 2021 and December 31, 2020 are ~~W~~2,740,173 million and ~~W~~1,454,361 million, respectively.

10.	Business Combinations

(1)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd., a subsidiary of the Parent Company, merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again subsequent to September 30, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(1)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by DREAMUS COMPANY:

DREAMUS COMPANY, a subsidiary of the Parent Company, obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. during the nine-month period ended September 30, 2021. The consideration transferred was ~~W~~1,500 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of ~~W~~194 million and net loss of ~~W~~222 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	~~W~~	1,465

The fair value of certain identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(1)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd., a subsidiary of the Parent Company, obtained control by acquiring 168,012 shares(100%) of YLP Inc. during the nine-month period ended September 30, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,557 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of ~~W~~15,102 million and net loss of ~~W~~1,115 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		5,897
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,532
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(305)

		9,443

III. Goodwill(I - II)	~~W~~	69,557

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(1)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd., a subsidiary of the Parent Company, obtained control by acquiring 60,000 shares(100%) of Rokmedia Co., Ltd. during the nine-month period ended September 30, 2021. The consideration transferred was ~~W~~40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~35,723 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of ~~W~~9,128 million and net profit of ~~W~~756 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~ 40,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	719
Financial instruments	2,170
Accounts receivable – trade and other, net	1,374
Inventories	933
Other assets	3,212
Short-term loans, net	30
Property and equipment, net	792
Intangible assets, net	7
Deferred tax assets	453
Accounts payable – trade and other	(1,885)
Contract liabilities	(1,401)
Borrowings	(1,485)
Provisions	(385)
Lease liabilities	(56)
Other liabilities	(111)
Income tax payable	(90)

4,277

III. Goodwill(I - II)	~~W~~ 35,723

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(1)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd., Continued:

The fair value of certain identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

5)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd., a subsidiary of the Parent Company, obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. during the nine-month period ended September 30, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~7,568 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of ~~W~~737 million and net profit of ~~W~~343 million.

(i) Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii) Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Deferred tax assets		72
Accounts payable – trade and other		(883)
Other liabilities		(85)
Lease liabilities		(113)

		2,432

III. Goodwill(I - II)	~~W~~	7,568

The fair value of certain identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.:

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~18,831,147 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued:

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability(*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

		777,492

III. Goodwill(I - II)	~~W~~	405,639

(*1)	The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued:

(*2)

Identifiable intangible asset recognized by the Group in the business combination included customer relationships related to Tbroad Co., Ltd. and Tbroad Dongdaemun Broadcasting Co., Ltd. measured at fair value on the date of merger amounting to ~~W~~374,019 million. Fair value of the customer relationships was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Siginificant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationships	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•   The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•   The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company:

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd. and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition of control, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company, Continued:

(ii) Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:		9,126

IV. Gain on bargain purchase(I - II + III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I - II)	~~W~~	2,892

4)	Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)		September 30, 2021			December 31, 2020
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	906,806	27.3	~~W~~	555,133
Korea IT Fund(*1)	Korea	63.3		322,279	63.3		323,294
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		342,814	15.0		314,930
SK Telecom CS T1 Co., Ltd.(*1,3)	Korea	54.9		48,553	54.9		53,010
NanoEnTek, Inc.	Korea	28.4		44,940	28.4		43,190
UniSK	China	49.0		18,344	49.0		15,700
SK Technology Innovation Company	Cayman Islands	49.0		67,445	49.0		41,579
SK MENA Investment B.V.	Netherlands	32.1		15,282	32.1		14,043
SK hynix Inc.(*4)	Korea	20.1		13,619,858	20.1		12,251,861
SK Latin America Investment S.A.	Spain	32.1		14,254	32.1		13,930
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,063	30.0		30,063
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		367,951	20.0		311,990
Pacific Telecom Inc.(*2)	USA	15.0		43,067	15.0		39,723
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.2		60,202	23.3		62,248
Content Wavve Co., Ltd.(*6)	Korea	36.4		155,087	30.0		75,803
Hello Nature Co., Ltd.(*7)	Korea	49.9		10,371	49.9		11,969
Digital Games International Pte. Ltd.	Singapore	33.3		3,272	33.3		6,449
Invites Healthcare Co., Ltd.(*8)	Korea	27.1		27,657	43.5		25,536
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,123	27.3		10,902
NANO-X IMAGING LTD.(*2,9)	Israel	5.5		28,825	5.6		28,484
Home Choice Corp.(*2)	Korea	17.8		3,195	17.8		3,585
Carrot General Insurance Co., Ltd.(*2,10)	Korea	16.0		18,734	21.4		13,469
Bertis Inc.(*2,11)	Korea	10.4		15,316	—		—
UT LLC(*12)	Korea	49.0		78,546	—		—
SPARKPLUS Co., Ltd.(*13)	Korea	22.2		34,166	—		—
12CM JAPAN and others(*2,14)	—	—		73,389	—		65,750

				16,362,539			14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*15)	Turkey	50.0		6,634	50.0		15,071
Finnq Co., Ltd.(*15)	Korea	49.0		8,848	49.0		13,342
NEXTGEN BROADCAST SERVICES CO., LLC(*15,16)	USA	50.0		14,514	50.0		5,850
NEXTGEN ORCHESTRATION, LLC(*15)	USA	50.0		1,742	50.0		1,600
Techmaker GmbH(*15)	Germany	50.0		5,660	50.0		5,609
Korea Content Platform, Inc.(*15,17)	USA	20.0		31,630	—		—
UTC Kakao-SK Telecom ESG Fund(*15,18)	Korea	48.2		2,000	—		—

				71,028			41,472

			~~W~~	16,433,567		~~W~~	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The Group additionally contributed ~~W~~4,888 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*4)	SK hynix Inc. disposed 3,618,878 of its treasury shares for the nine-month period ended September 30, 2021, but there is no change in the nominal ownership interest.

(*5)	The ownership interest has changed from 23.3% to 23.2% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the nine-month period ended September 30, 2021.

(*6)

The Group additionally acquired 435,431 shares of Content Wavve Co., Ltd. by contributing ~~W~~100,000 million in cash due to an unequal paid-in capital increase for the nine-month period ended September 30, 2021, and the ownership interest has changed from 30.0% to 36.4%.

(*7)	The Group additionally contributed ~~W~~9,980 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*8)

The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. during the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the nine-month period ended September 30, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*9)

The ownership interest has changed from 5.6% to 5.5% due to stock warrant and third-party share option, granted by NANO-X IMANGING LTD., which were exercised for the nine-month period ended September 30, 2021.

(*10)

The Group acquired 2,000,000 shares by contributing ~~W~~10,000 million in cash, due to unequal paid-in capital increase for the nine-month period ended September 30, 2021, and ownership interest has changed from 21.4% to 16.0%.

(*11)

The Group newly acquired 194,805 shares by contributing ~~W~~15,000 million in cash for the nine-month period ended September 30, 2021. In addition, Bertis Inc. issued new shares through a third-party allotment and the ownership interest has changed from 11.2% to 10.4% due to third-party share option which was exercised for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(*12)

T map Mobility Co., Ltd., a subsidiary of the Parent Company, additionally contributed ~~W~~4,070 million in kind as investments for the nine-month period ended September 30, 2021. In addition, UT LLC offered a third-party allotment for the nine-month period ended September 30, 2021. As the ownership interest has decreased from 100% to 49% and the Group lost control over UT LLC due to a third-party allotment, it was reclassified into an associate from a subsidiary and recognized ~~W~~82,248 million as gain on business transfer. In relation to a third-party allotment for the nine-month period ended September 30, 2021, the Group has entered into a shareholder’s agreement regarding shares of UT LLC owned by the Group with the acquirer of newly issued shares. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the transaction date, T map Mobility Co., Ltd., a subsidiary of the Parent Company, can exercise a put option. The exercise price of the put option is determined at fair value and when the put option is exercised, the consideration to be paid to the Group either in cash or in shares of Uber Technologies, Inc.

(*13)	The Group newly acquired 249,032 common shares of SPARKPLUS Co., Ltd. at ~~W~~34,166 million in cash for the nine-month period ended September 30, 2021.

(*14)	The Group disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the nine-month period ended September 30, 2021.

(*15)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*16)	The Group additionally contributed ~~W~~9,048 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*17)	The Group newly acquired at ~~W~~30,191 million in cash for the nine-month period ended September 30, 2021.

(*18)	The Group newly contributed ~~W~~2,000 million in cash for the nine-month period ended September 30, 2021.

(2)	The market value of investments in listed associates as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)		Number of shares	Market value
NanoEnTek, Inc.	~~W~~	7,200	7,600,649	54,725		8,620	7,600,649	65,518
SK hynix Inc.		103,000	146,100,000	15,048,300		118,500	146,100,000	17,312,850
S.M. Culture & Contents Co., Ltd.		4,815	22,033,898	106,093		1,630	22,033,898	35,915
NANO-X IMAGING LTD.	(USD	26,660 22.50)	2,607,466	69,515	(USD	49,678 45.66)	2,607,466	129,534

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the nine-month period ended September 30, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of September 30, 2021
Current assets	~~W~~	24,910,504	8,683,370	121,282	1,698,485	196,239
Non-current assets		58,358,544	524,042	387,580	1,648,760	2,575,972
Current liabilities		10,545,603	1,529,956	—	52,301	200
Non-current liabilities		14,008,999	5,699,636	—	277,347	—

	For the nine-month period ended September 30, 2021
Revenue	~~W~~	30,621,183	945,930	28,815	59,362	3,135
Profit (loss) for the period		6,285,784	199,031	19,979	964,412	(93)
Other comprehensive income (loss)		928,141	1,175	(4,662)	223,937	270,812
Total comprehensive income		7,213,925	200,206	15,317	1,188,349	270,719

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	For the year ended December 31, 2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the nine-month period ended September 30, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of September 30, 2021
Current assets	~~W~~	46,225	21,216
Cash and cash equivalents		8,119	18,073
Non-current assets		35,533	5,503
Current liabilities		51,741	8,058
Accounts payable, other payables and provision		28,245	6,166
Non-current liabilities		16,747	769

	For the nine-month period ended September 30, 2021
Revenue	~~W~~	86,798	4,258
Depreciation and amortization		(3,195)	(3,406)
Interest income		1,395	20
Interest expense		(258)	(23)
Loss for the period		(16,892)	(8,999)
Total comprehensive loss		(19,110)	(8,999)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	For the year ended December 31, 2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	58,673,268	20.1	12,466,415	1,153,443	13,619,858
KEB HanaCard Co., Ltd.		1,977,820	15.0	296,673	46,141	342,814
Korea IT Fund		508,862	63.3	322,279	—	322,279
SK China Company Ltd.(*1)		3,017,282	27.3	822,849	83,957	906,806
SK South East Asia Investment Pte. Ltd.(*1)		1,839,753	20.0	367,951	—	367,951

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.25% and 21.36% as of September 30, 2021 and December 31, 2020, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	555,133	—	282,319	69,354	—	906,806
Korea IT Fund(*1)		323,294	—	12,654	(2,953)	(10,716)	322,279
KEB HanaCard Co., Ltd.		314,930	—	27,965	(81)	—	342,814
SK Telecom CS T1 Co., Ltd.		53,010	4,888	(8,770)	(575)	—	48,553
NanoEnTek, Inc.		43,190	—	1,836	(86)	—	44,940
UniSK		15,700	—	1,078	1,566	—	18,344
SK Technology Innovation Company		41,579	—	21,118	4,748	—	67,445
SK MENA Investment B.V.		14,043	—	(2)	1,241	—	15,282
SK hynix Inc.(*1)		12,251,861	19,482	1,326,435	193,017	(170,937)	13,619,858
SK Latin America Investment S.A.		13,930	—	(49)	373	—	14,254
Grab Geo Holdings PTE. LTD.		30,063	—	—	—	—	30,063
SK South East Asia Investment Pte. Ltd.		311,990	—	7,855	48,106	—	367,951
Pacific Telecom Inc.		39,723	—	1,000	2,344	—	43,067
S.M. Culture & Contents Co., Ltd.		62,248	(195)	(2,307)	456	—	60,202
Content Wavve Co., Ltd.		75,803	100,000	(20,716)	—	—	155,087
Hello Nature Co., Ltd.(*2)		11,969	9,980	(9,847)	(1)	(1,730)	10,371
Digital Games International Pte. Ltd.		6,449	—	(3,436)	259	—	3,272
Invites Healthcare Co., Ltd.		25,536	7,000	(4,843)	(36)	—	27,657
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,357	—	(136)	12,123
NANO-X IMAGING LTD.		28,484	(47)	(2,049)	—	2,437	28,825
Home Choice Corp.		3,585	—	(390)	—	—	3,195
Carrot General Insurance Co., Ltd.		13,469	12,289	(6,666)	(358)	—	18,734
Bertis Inc.		—	15,739	(423)	—	—	15,316
UT LLC		—	86,319	(7,773)	—	—	78,546
SPARKPLUS Co., Ltd.		—	34,166	—	—	—	34,166
12CM JAPAN and others(*3)		65,750	5,012	(3,851)	6,973	(495)	73,389

		14,312,641	294,633	1,612,495	324,347	(181,577)	16,362,539
Investments in joint ventures:
Dogus Planet, Inc.		15,071	—	(6,990)	(1,447)	—	6,634
Finnq Co., Ltd.		13,342	—	(4,376)	(118)	—	8,848
NEXTGEN BROADCAST SERVICES CO., LLC		5,850	9,048	(1,276)	—	892	14,514
NEXTGEN ORCHESTRATION, LLC		1,600	—	—	—	142	1,742
Techmaker GmbH		5,609	—	(94)	145	—	5,660
Korea Content Platform, Inc.		—	30,191	—	—	1,439	31,630
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	2,000

		41,472	41,239	(12,736)	(1,420)	2,473	71,028

	~~W~~	14,354,113	335,872	1,599,759	322,927	(179,104)	16,433,567

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2021.

(*2)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the nine-month period ended September 30, 2021.

(*3)

The acquisition for the nine-month period ended September 30, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~679 million relating to contribution of WALDEN SKT VENTURE FUND and ~~W~~1,500 million of new cash investment in Smart SKT Infinitum Game Fund and ~~W~~800 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the nine-month period ended September 30, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	(1,185)	5,712	—	—	572,986
Korea IT Fund(*1)		311,552	—	11,939	(4,759)	(17,557)	—	301,175
KEB HanaCard Co., Ltd.		294,756	—	15,281	(1,053)	—	—	308,984
SK Telecom CS T1 Co., Ltd.		60,305	—	(5,611)	11	—	—	54,705
NanoEnTek, Inc.		42,127	143	683	—	—	—	42,953
UniSK		14,342	—	804	549	—	—	15,695
SK Technology Innovation Company		43,997	—	105	492	—	—	44,594
SK MENA Investment B.V.		14,904	—	2	165	—	—	15,071
SK hynix Inc.(*1)		11,425,325	—	627,893	52,367	(146,100)	—	11,959,485
SK Latin America Investment S.A.		13,698	—	(71)	587	—	—	14,214
Grab Geo Holdings PTE. LTD.		31,269	—	(349)	(194)	—	—	30,726
SK South East Asia Investment Pte. Ltd.		250,034	119,770	25,357	(29,726)	—	—	365,435
Pacific Telecom Inc.(*1)		40,016	—	1,765	268	(979)	—	41,070
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(436)	(266)	—	—	62,605
Content Wavve Co., Ltd.		83,640	—	(5,492)	—	—	—	78,148
Hello Nature Co., Ltd.(*2)		13,620	9,980	(8,875)	(61)	(434)	—	14,230
Digital Games International Pte. Ltd.		—	8,810	—	—	—	—	8,810
Invites Healthcare Co., Ltd.		—	28,000	—	—	—	—	28,000
Nam Incheon Broadcasting Co., Ltd.		—	—	592	—	—	10,226	10,818
NANO-XIMAGING LTD.(*3)		—	24,015	—	—	2,975	—	26,990
Home Choice Corp.		—	—	(55)	—	—	3,411	3,356
12CM JAPAN and others(*4)		65,343	(4,421)	(2,356)	(1,709)	143	—	57,000

		13,336,856	186,135	659,991	22,383	(161,952)	13,637	14,057,050
Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	7,618	(4,808)	—	—	18,731
Finnq Co., Ltd.		22,880	—	(7,222)	—	—	—	15,658
NEXTGEN BROADCAST SERVICES CO., LLC		7,961	—	—	—	108	—	8,069
NEXTGEN ORCHESTRATION, LLC		1,646	—	—	—	23	—	1,669
		48,408	—	396	(4,808)	131	—	44,127

	~~W~~	13,385,264	186,135	660,387	17,575	(161,821)	13,637	14,101,177

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2020.

(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the nine-month period ended September 30, 2020.

(*3)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified for the nine-month period ended September 30, 2020.

(*4)

The disposal for the nine-month period ended September 30, 2020 includes ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd., ~~W~~2,056 million related to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million related to disposal of SK Telecom Smart City Management Co., Ltd.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2021 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2021		Cumulative loss	For the nine-month period ended September 30, 2021	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	1,391	3,791	—	—
Daehan Kanggun BcN Co., Ltd. and others		(4,598)	6,349	—	(124)

	~~W~~	(3,207)	10,140	—	(124)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

12.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combina- tion	Ending balance
Land	~~W~~	1,039,323	634	(21,164)	25,367	—	—	1,044,160
Buildings		858,606	3,275	(9,615)	40,457	(41,982)	639	851,380
Structures		317,403	811	(6,115)	13,085	(28,516)	—	296,668
Machinery		8,376,212	310,164	(27,343)	1,243,274	(1,808,782)	—	8,093,525
Other		653,616	561,531	(1,791)	(416,748)	(146,842)	193	649,959
Right-of-use assets		1,472,035	879,822	(375,700)	—	(330,762)	507	1,645,902
Construction in progress		659,882	877,797	(240)	(978,705)	—	—	558,734

	~~W~~	13,377,077	2,634,034	(441,968)	(73,270)	(2,356,884)	1,339	13,140,328

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Reclassified as held for sale	Business combina- tion	Ending balance
Land	~~W~~	981,389	525	(60)	23,246	—	(17,165)	40,292	1,028,227
Buildings		867,408	2,105	(222)	32,810	(41,410)	(20,787)	17,030	856,934
Structures		347,069	1,314	(27)	5,196	(27,732)	(4,282)	37	321,575
Machinery		7,924,392	284,238	(14,824)	1,519,314	(1,801,976)	—	171,959	8,083,103
Other		731,066	664,397	(5,419)	(616,560)	(168,229)	(2,692)	4,732	607,295
Right-of-use assets		1,326,628	946,471	(490,547)	—	(323,042)	—	8,698	1,468,208
Construction in progress		755,508	1,027,462	(15,847)	(1,119,681)	—	—	5,053	652,495

	~~W~~	12,933,460	2,926,512	(526,946)	(155,675)	(2,362,389)	(44,926)	247,801	13,017,837

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

13.	Lease

(1)	Details of the right-of-use assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,451,137	1,269,753
Others		194,765	202,282

	~~W~~	1,645,902	1,472,035

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the nine-month periods ended September 30, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2021		September 30, 2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	275,570	262,286
Others		55,192	60,756

	~~W~~	330,762	323,042

Interest expense on lease liabilities		~~W~~18,070	16,931
Expenses related to short-term leases		19,118	15,228
Expenses related to leases of low-value assets except for short-term leases		2,944	2,494

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2021 and 2020 amounted to ~~W~~361,100 million and ~~W~~348,196 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

14.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Business combination	Ending balance
Frequency usage rights(*1)	~~W~~	1,932,765	219,577	—	—	(386,809)	—	1,765,533
Land usage rights		4,720	145	(67)	—	(1,611)	—	3,187
Industrial rights		71,442	3,220	(8)	284	(4,546)	—	70,392
Development costs		9,364	1,100	(150)	—	(2,869)	—	7,445
Facility usage rights		21,880	868	(7)	103	(4,552)	—	18,292
Customer relations		919,863	5,140	(451)	—	(43,617)	636	881,571
Club memberships(*2)		106,865	3,129	(4,819)	—	—	—	105,175
Brands(*2)		374,096	—	—	—	—	—	374,096
Other(*3)		995,199	36,059	(4,310)	105,583	(321,241)	2,903	814,193

	~~W~~	4,436,194	269,238	(9,812)	105,970	(765,245)	3,539	4,039,884

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Reclassified as held for sale	Impairment	Business Combina- tion	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(389,233)	—	(12,388)	—	2,245,880
Land usage rights		7,349	550	(31)	—	(2,450)	—	—	—	5,418
Industrial rights		66,824	756	(116)	7,998	(3,605)	—	—	—	71,857
Development costs		11,146	578	(18)	2,947	(3,472)	—	(35)	—	11,146
Facility usage rights		25,832	1,143	(3)	434	(4,650)	—	—	—	22,756
Customer relations		591,371	2,014	(1,543)	491	(37,017)	—	—	380,898	936,214
Club memberships(*2)		80,410	5,478	(5,043)	447	—	—	(30)	49,845	131,107
Brands(*2)		374,096	—	—	—	—	—	—	—	374,096
Other(*3)		1,061,563	72,045	(8,770)	180,395	(322,872)	(1,233)	(292)	50	980,886

	~~W~~	4,866,092	82,564	(15,524)	192,712	(763,299)	(1,233)	(12,745)	430,793	4,779,360

(*1)

The Parent Company was reassigned 800MHz band of frequency license from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million for the nine-month period ended September 30, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from July 2021. In addition, as ICT approved the termination of 2G service, the Parent Company recognized an impairment loss for the portion of 800MHz frequency usage rights used for 2G service for the nine-month period ended September 30, 2020.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	208,599	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		21,148	LTE service	Sept. 2013	Nov. 2021
2.6 GHz license		637,445	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		18,514	W-CDMA and LTE service	Dec. 2016	Nov. 2021
3.5 GHz license		863,144	5G service	Apr. 2019	Nov. 2028
28 GHz license		16,683	5G service	—	Nov. 2023

	~~W~~	1,765,533

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	September 30, 2021		December 31, 2020
Short-term borrowings	Citibank	2.45	~~W~~	—	50,000
	KEB Hana Bank(*1)	FTP 1M +1.01		27,000	27,000
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	5,000
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	15,000
	Hana Financial Investment Co., Ltd.	4.20		4,642	4,642
	DB Financial Investment Co., Ltd.	4.00		2,785	2,785
	Shinhan Financial Investment Co., Ltd.	4.20		5,571	5,571
	Shinhan Bank	3.59		510	—
	Industrial Bank of Korea	1.50		200	—
	Industrial Bank of Korea	2.93		500	—
	Industrial Bank of Korea	2.98		300	—

			~~W~~	61,508	109,998

(*1)	1M FTP rate are 1.47% and 1.14% as of September 30, 2021 and December 31, 2020, respectively.
(*2)	6M financial I (bank) rate are 1.13% and 0.92% as of September 30, 2021 and December 31, 2020, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Changes in the long-term borrowings for the nine-month period ended September 30, 2021 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	49,663
Non-current					1,979,261

As of January 1, 2021					2,028,924

New long-term borrowings:
	Korea Development Bank	1.87	Feb. 10, 2026		50,000
	Mizuho bank, Ltd.	1.35	May 20, 2024		100,000
	DBS bank Ltd.	1.32	May 28, 2024		200,000

					350,000
Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021		(9,188)
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(9,375)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(9,375)
	Shinhan Bank, etc.(*2)	3.20	Oct. 5, 2025		(183,037)
	FAE	0.00	May 7, 2025		(85)
					(CHF 75)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,417)

					(217,477)

Other changes(*3)					5,198
Current(*4)					48,029
Non-current(*4)					2,118,616

As of September 30, 2021				~~W~~	2,166,645

(*1)	As of September 30, 2021, 3M CD rate is 1.04%.

(*2)	The repayment was made prior to its maturity for the nine-month period ended September 30, 2021.

(*3)

Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount and borrowings which are acquired due to acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd., a subsidiary of the Parent Company, for the nine-month period ended September 30, 2021. (See note 10)

(*4)	~~W~~31,572 million were reclassified from non-current to current for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	890,000	889,574
Non-current					7,716,782	7,690,169

As of January 1, 2021					8,606,782	8,579,743
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		80,000	79,642
		1.39	Jan. 15, 2026		80,000	79,678
		1.80	Jan. 15, 2031		50,000	49,811
		1.89	Jan. 15, 2041		100,000	99,626
Private placement corporate bonds(*1)	Operating fund	0.00	Oct. 1, 2023		6,040	5,758
Private placement corporate bonds(*1)	Refinancing fund	2.29	Jul. 26, 2024		120,000	119,467
		2.56	Jul. 28, 2026		80,000	79,653
Unsecured corporate Bonds(*2)	Refinancing fund	1.69	Jul. 12, 2024		100,000	99,560

					616,040	613,195

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.80	Mar. 4, 2021		(100,000)	(100,000)
		1.71	Jun. 3, 2021		(50,000)	(50,000)
Unsecured corporate bonds	Refinancing fund	2.57	Feb. 20, 2021		(110,000)	(110,000)
Unsecured corporate bonds(*2)	Operating and refinancing fund	2.10	Sept. 17, 2021		(100,000)	(100,000)
		2.59	Feb. 1, 2021		(70,000)	(70,000)

					(430,000)	(430,000)

Other changes(*3)					145,351	150,608
Current(*4)					1,400,000	1,399,366
Non-current(*4)					7,538,173	7,514,180

As of September 30, 2021				~~W~~	8,938,173	8,913,546

(*1)	Private placement corporate bonds were issued by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.), a subsidiary of the Parent Company.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the nine-month period ended September 30, 2021.

(*4)	~~W~~939,792 million were reclassified from non-current to current for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

16.	Long-Term Payables – Other

(1)	Long-term payables – other as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Payables related to acquisition of frequency usage rights	~~W~~	1,062,828	1,141,723
Other		9,572	631

	~~W~~	1,072,400	1,142,354

(2)	As of September 30, 2021 and December 31, 2020, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	September 30, 2021		December 31, 2020
Long-term payables – other	~~W~~	1,371,090	1,626,040
Present value discount on long-term payables – other		(53,659)	(59,717)
Current installments of long-term payables – other		(254,603)	(424,600)

Carrying amount at period end	~~W~~	1,062,828	1,141,723

(3)

The principal amount of the long-term payables – other repaid for the nine-month periods ended September 30, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	256,320
1~3 years		481,545
3~5 years		450,450
More than 5 years		182,775

	~~W~~	1,371,090

17.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021								As of September 30, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business combi- nation	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	10,665	(4,633)	(399)	111	—	119,397	62,651	56,746
Emission allowance		7,424	897	(1,091)	(5,346)	—	—	1,884	1,884	—
Other provisions(*)		29,800	2,226	(18,489)	(546)	—	385	13,376	1,378	11,998

	~~W~~	150,877	13,788	(24,213)	(6,291)	111	385	134,657	65,913	68,744

(*)	~~W~~76 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 32)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

17.	Provisions, Continued

Changes in provisions for the nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2020								As of September 30, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business combi- nation	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	9,171	(2,701)	(1,121)	14	626	108,508	42,587	65,921
Emission allowance		5,257	5,963	—	(3,575)	—	—	7,645	7,645	—
Other provisions(*)		57,385	4,590	(23,891)	(1,904)	(3)	2,129	38,306	25,791	12,515

	~~W~~	165,161	19,724	(26,592)	(6,600)	11	2,755	154,459	76,023	78,436

(*)	~~W~~24,617 million of current provisions and ~~W~~68 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,359,445	1,278,550
Fair value of plan assets		(1,096,166)	(1,127,163)

Defined benefit assets(*)		—	(3,557)

Defined benefit liabilities		263,279	154,944

(*)

Since Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Beginning balance	~~W~~	1,278,550	1,136,787
Business combination		—	1,742
Current service cost		145,461	145,984
Past service cost		—	815
Interest cost		21,983	17,708
Remeasurement
- Adjustment based on experience		(2,261)	19,673
Benefit paid		(84,244)	(55,378)
Others		(44)	(636)

Ending balance	~~W~~	1,359,445	1,266,695

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

18.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in plan assets for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Beginning balance	~~W~~	1,127,163	965,654
Business combination		—	485
Interest income		18,792	15,697
Remeasurement		(3,231)	(1,644)
Contributions		39,439	54,409
Benefit paid		(84,296)	(58,531)
Others		(1,701)	(1,103)

Ending balance	~~W~~	1,096,166	974,967

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed consolidated interim statements of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Current service cost	~~W~~	145,461	145,984
Past service cost		—	815
Net interest cost		3,191	2,011

	~~W~~	148,652	148,810

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

19.	Derivative Instruments

In relation to the paid-in capital increase of T Map Mobility Co., Ltd., a subsidiary of the Parent Company, for the nine-month period ended September 30, 2021, the Parent Company has entered into a shareholder’s agreement with the acquirer of newly issued shares. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the paid-in capital increase, the acquirer of newly issued shares can exercise their drag-along rights and require the Parent Company to sell its shares of T Map Mobility Co., Ltd. Should the subscriber of newly issued shares exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ~~W~~88,613 million for the rights included in the shareholders’ agreement as of September 30, 2021.

The underlying is the total equity value of T Map Mobility Co., Ltd. which is determined based on the price per share (~~W~~87,418) and the total number of shares issued (16,090,548 shares). The price per share is agreed upon in the contract and represents the fair value as of the date of agreement. The fair value of the derivative financial liability was determined by using the binomial model based on various assumptions including the price of common stock and the possibility of exercising the right. There is no significant difference in fair values between the date of shareholders’ agreement and September 30, 2021, and the significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of T Map Mobility Co., Ltd.’s common stock after the paid-in capital increase	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price would increase (decrease)

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021		December 31, 2020
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		72,060,143	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(203,595)	(2,123,661)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 21)		1,888	1,481
Others(*3)		(286,281)	(515,263)

	~~W~~	2,826,658	677,203

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

20.	Share Capital and Capital Surplus and Others, Continued

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(*1)

The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the nine-month period ended September 30, 2021. In addition, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2021 and 2020 and details of shares outstanding as of September 30, 2021 and 2020 are as follows:

(In shares)	September 30, 2021			September 30, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	72,060,143	899,500	71,160,643	80,745,711	8,106,133	72,639,578

(3)	Details of treasury shares as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021		December 31, 2020
Number of shares(*)		899,500	9,418,558
Acquisition cost	~~W~~	203,595	2,123,661

(*)

The Parent Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the nine-month period ended September 30, 2021. In addition, the Parent Company distributed 120,990 treasury shares (acquisition cost: ~~W~~26,983 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as a part of the compensation to non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the nine-month period ended September 30, 2021.

Meanwhile, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the nine-month period ended September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3	4	5	6

Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643	33,280
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Exercise period	Mar. 25, 2019~ Mar. 24, 2022	Mar. 25, 2020~ Mar. 24, 2023	Mar. 25, 2021~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023	Feb. 23, 2021~ Feb. 22, 2024	Mar. 27, 2021~ Mar. 26, 2024	Mar. 27, 2023~ Mar. 26, 2027	Mar. 26, 2023~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

DREAMUS COMPANY
	1-1	1-2	1-3
Grant date	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	300,009	300,004	299,987
Exercise price (in won)	9,160	9,160	9,160
Exercise period	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	4	6	7	8	9	10
Grant date	March 7, 2017	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020	March 5, 2021
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	4,725	6,600	59,225	19,800	3,300	19,775
Exercise price (in won)	17,485	16,895	22,073	26,291	45,280	51,940
Exercise period	Mar. 7, 2020~	Mar. 7, 2022~	Oct. 15, 2022~	Mar. 10, 2023~	Oct. 20, 2023~	Mar. 5, 2024~
	Mar. 6, 2023	Mar. 6, 2025	Oct. 14, 2025	Mar. 9, 2026	Oct. 19, 2026	Mar. 4, 2027
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	1-1	1-2	1-3	1-4

Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)(*)	161,541	87,562	230,581	192,837
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	2-1	2-2	2-3	2-4

Grant date	December 30, 2020
Types of shares to be issued	Registered common shares of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)(*)	23,097	9,648	25,527	15,878
Exercise price (in won)	20,807	20,807	22,472	24,270
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022

SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	3-1	3-2	3-3

Grant date	January 26, 2021
Types of shares to be issued	Registered common shares of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)	126,637	126,637	126,638
Exercise price (in won)	20,807	22,472	24,270
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
2nd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 24 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Vesting conditions	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	4-1	4-2	4-3

Grant date	April 27, 2021
Types of shares to be issued	Registered common shares of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)	60,478	60,476	65,918
	12,496	12,496	12,496
	18,694	18,692	18,691
Exercise price (in won)	20,579	22,225	24,003
	20,807	22,472	24,270
	26,787	28,929	31,243
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
Vesting conditions	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2021
	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022
	Service provided until December 31, 2021	Service provided until December 31, 2022	Service provided until December 31, 2023

One Store Co., Ltd.
	2-1	2-2	2-3

Grant date	April 1, 2021
Types of shares to be issued	Common shares of One Store Co., Ltd.
Grant method	Issuance of new shares
Number of shares (in shares)(*)	51,969	51,969	69,292
Exercise price (in won)	32,500	32,500	32,500
Exercise period	1st exercise: Applied to 30% of the granted shares and Mar. 31, 2023 ~ Mar. 30, 2024
2nd exercise: Applied to 60% of the granted shares and Mar. 31, 2024 ~ Mar. 30, 2025
3rd exercise: Applied to 100% of the granted shares and Mar. 31, 2025 ~ Mar. 30, 2026
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Eleven Street Co., Ltd.
	1	2	FSK L&S Co., Ltd.

Grant date	August 12, 2021		May 31, 2019
Types of shares to be issued	Common shares of Eleven Street Co., Ltd.		Common shares of FSK L&S Co., Ltd.
Grant method	Issuance of new shares		Issuance of new shares
Number of shares (in shares)(*)	79,222	79,221	43,995
Exercise price (in won)	300,000		10,000
Exercise period	Aug. 13, 2023~ Aug. 12, 2027	Aug. 13, 2024~ Aug. 12, 2027	June 1, 2022 ~ May 31, 2025
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	(a) 2 years’ service from the grant date
			(b) The share options cannot be exercised if the business performance of the prior year is less than 70% of the management goal

(*)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY, FSK L&S Co., Ltd., Eleven Street Co., Ltd. and SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.) that have not met the vesting conditions have been forfeited for the nine-month period ended September 30, 2021. Some of the stock options granted by Incross Co., Ltd. have been exercised and 1st stock options granted by One Store Co., Ltd. and remaining 5th stock options granted by Incross Co., Ltd. have been fully exercised for the nine-month period ended September 30, 2021.

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	7,589
For the nine-month period ended September 30, 2021		4,156
In subsequent periods		13,264

	~~W~~	25,009

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(3)	The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500	249,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962	40,711

(In won)	DREAMUS COMPANY
	1-1	1-2	1-3
Risk-free interest rate	1.73%	1.77%	1.82%
Estimated option’s life	—	—	—
Share price (Closing price on the preceding day)	8,950	8,950	8,950
Expected volatility	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	9,160	9,160	9,160
Per-share fair value of the option	1,976	2,189	2,356

(In won)	Incross Co., Ltd.
	4	6	7	8	9	10
Risk-free interest rate	1.35%	1.76%	1.41%	1.16%	1.23%	1.56%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years
Share price (Closing price on the preceding day)	43,843	17,000	22,050	21,800	40,300	49,250
Expected volatility	18.67%	25.58%	42.37%	41.69%	51.16%	43.02%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	17,485	16,895	22,073	26,291	45,280	51,940
Per-share fair value of the option	9,423	4,887	9,209	7,813	18,491	20,398

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,584	6,885	7,122

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,159	5,539	5,836

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	3,790	4,241	4,594

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	6,375	6,686	6,932

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	4,955	5,346	5,652

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	3,609	4,069	4,428

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	3-1
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	6,375	6,686	6,932

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	3-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	4,955	5,346	5,652

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	3-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	1.5 years	2 years	2.5 years
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	3,609	4,069	4,428

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	4-1
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	15 months	21 months	27 months
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
	20,807	20,807	20,807
	26,787	26,787	26,787
Per-share fair value of the option	6,584	6,885	7,122
	6,375	6,686	6,932
	2,128	2,631	3,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	4-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	15 months	21 months	27 months
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
	22,472	22,472	22,472
	28,929	28,929	28,929
Per-share fair value of the option	5,159	5,539	5,836
	4,955	5,346	5,652
	1,238	1,721	2,108

(In won)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)
	4-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.22%	1.39%	1.48%
Estimated option’s life	15 months	21 months	27 months
Share price on the evaluation base date	26,766	26,766	26,766
Expected volatility	16.25%	16.25%	16.25%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
	24,270	24,270	24,270
	31,243	31,243	31,243
Per-share fair value of the option	3,790	4,241	4,594
	3,609	4,069	4,428
	607	1,021	1,366

(In won)	One Store Co., Ltd.			Eleven Street Co., Ltd.	FSK L&S Co., Ltd.
	2-1	2-2	2-3
Risk-free interest rate	0.91%	1.14%	1.42%	1.80%	1.64%
Estimated option’s life	2 years	3 years	4 years	6 years	—
Share price	32,705	32,705	32,705	208,493	10,455
Expected volatility	41.30%	41.30%	41.30%	36.00%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	32,500	32,500	32,500	300,000	10,000
Per-share fair value of the option	7,796	9,596	11,169	53,937	1,420

As FSK L&S Co., Ltd., SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.), One Store Co., Ltd., and Eleven Street Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price on the expected grant date and the evaluation base date are calculated using the discounted cash flow model.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

22.	Retained Earnings

Retained earnings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		6,288,297	6,963,155

	~~W~~	22,307,055	22,981,913

23.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	1,099,335	438,979
Other comprehensive loss of investments in associates and joint ventures		(69,731)	(392,333)
Valuation gain on derivatives		31,591	17,615
Foreign currency translation differences for foreign operations		28,971	(24,122)

	~~W~~	1,090,166	40,139

(2)	Changes in reserves for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		341,020	18,860	18,634	6,810	385,324
Balance at September 30, 2020	~~W~~	293,934	(259,282)	17,714	3,382	55,748
Balance at January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		660,356	322,602	13,976	53,093	1,050,027

Balance at September 30, 2021	~~W~~	1,099,335	(69,731)	31,591	28,971	1,090,166

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

24.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	8,790	28,661	10,574	32,445
Utilities		101,516	266,979	97,032	258,577
Taxes and dues		4,853	34,297	5,198	31,647
Repair		91,227	275,213	96,057	274,379
Research and development		97,842	299,657	104,846	320,051
Training		8,146	22,985	9,355	24,000
Bad debt for accounts receivable – trade		7,974	22,837	10,021	40,251
Travel		3,647	10,693	3,489	11,351
Supplies and others		106,829	302,519	81,130	226,010

	~~W~~	430,824	1,263,841	417,702	1,218,711

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	9,660	16,838	2,591	6,944
Gain on business transfer		—	82,248	—	12,451
Others		9,349	68,752	6,914	35,470

	~~W~~	19,009	167,838	9,505	54,865

Other non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	—	—	45	12,745
Loss on disposal of property and equipment and intangible assets		17,257	34,217	12,600	31,599
Donations		1,403	11,347	729	11,337
Bad debt for accounts receivable – other		2,933	3,142	871	3,047
Others		1,920	8,520	4,507	11,494

	~~W~~	23,513	57,226	18,752	70,222

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	10,944	35,928	13,029	37,507
Gain on sale of accounts receivable – other		7,528	21,794	7,321	14,834
Dividends		2,849	4,932	—	1,008
Gain on foreign currency transactions		3,381	6,507	1,593	6,912
Gain on foreign currency translations		9,732	16,971	—	5,032
Gain relating to financial instruments at FVTPL		11,235	70,470	2,706	25,738

	~~W~~	45,669	156,602	24,649	91,031

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	90,661	264,460	94,584	292,155
Loss on foreign currency transactions		3,004	8,132	1,696	7,070
Loss on foreign currency translations		7,874	13,623	1,084	5,041
Loss on disposal of long-term investment securities		—	—	—	101
Loss relating to financial instruments at FVTPL		5,999	118,791	25,393	28,365
Other financial fees		132,815	132,815	—	—

	~~W~~	240,353	537,821	122,757	332,732

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	4,666	15,397	6,393	19,031
Interest income on loans and others		6,278	20,531	6,636	18,476

	~~W~~	10,944	35,928	13,029	37,507

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	19,458	57,383	25,844	78,861
Interest expenses on debentures		56,881	168,653	56,247	169,337
Others		14,322	38,424	12,493	43,957

	~~W~~	90,661	264,460	94,584	292,155

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	7,974	22,837	10,021	40,251
Other receivables		2,933	3,142	871	3,047

	~~W~~	10,907	25,979	10,892	43,298

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Earnings per Share

The Parent Company implemented a stock split as of October 28, 2021 which was before these condensed consolidated interim financial statements were authorized for issuance.(See note 34) Basic and diluted earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 were adjusted for the impact of this subsequent event.

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company	~~W~~	784,180	2,108,230	383,016	1,118,956
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)
Profit attributable to owners of the Parent Company on common shares		780,488	2,097,155	379,324	1,107,881
Weighted average number of common shares outstanding		355,803,215	355,810,945	365,206,035	365,522,345

Basic earnings per share (in won)	~~W~~	2,194	5,894	1,039	3,031

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,357,580)
Disposal of treasury shares	607,450	607,450	532,760

Weighted average number of common shares outstanding at September 30, 2021	355,803,215	355,803,215	355,810,945

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2020	403,728,555	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(2,484,350)	(476,205)	(159,895)

Weighted average number of common shares outstanding at September 30, 2020	363,197,890	365,206,035	365,522,345

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	780,488	2,097,155	379,324	1,107,881
Adjusted weighted average number of common shares outstanding		356,104,385	356,061,820	365,309,460	365,572,960

Diluted earnings per share (in won)	~~W~~	2,192	5,890	1,038	3,031

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In shares)	2021
	Three-month period ended September 30		Nine-month period ended September 30
Outstanding shares at January 1, 2021	~~W~~	356,635,765	356,635,765
Effect of treasury shares		(832,550)	(824,820)
Effect of share option		301,170	250,875

Adjusted weighted average number of common shares outstanding	~~W~~	356,104,385	356,061,820

(In shares)	2020
	Three-month period ended September 30		Nine-month period ended September 30
Outstanding shares at January 1, 2020	~~W~~	365,682,240	365,682,240
Effect of treasury shares		(476,205)	(159,895)
Effect of share option		103,425	50,615

Adjusted weighted average number of common shares outstanding	~~W~~	365,309,460	365,572,960

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,491,551	—	1,491,551
Financial instruments		—	—	—	1,575,612	—	1,575,612
Short-term investment securities		112,038	—	—	—	—	112,038
Long-term investment securities(*)		445,180	2,740,173	1,176	—	—	3,186,529
Accounts receivable – trade		—	—	—	2,349,834	—	2,349,834
Loans and other receivables		539,600	—	—	1,347,604	—	1,887,204
Derivative financial assets		105,149	—	—	—	184,869	290,018

	~~W~~	1,201,967	2,740,173	1,176	6,764,601	184,869	10,892,786

(*)	The Group designated ~~W~~2,740,173 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,369,653	—	1,369,653
Financial instruments		—	—	—	1,427,845	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	960,522	1,454,361	1,080	6,232,679	65,136	8,713,778

(*)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2021, and December 31, 2020, are as follows:

(In millions of won)	September 30, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	338,276	—	338,276
Derivative financial liabilities		421,712	—	3,493	425,205
Borrowings		—	2,228,153	—	2,228,153
Debentures		—	8,913,546	—	8,913,546
Lease liabilities(*)		—	1,640,684	—	1,640,684
Accounts payable – other and others		—	5,842,472	—	5,842,472
Financial liabilities at FVTPL		137,118	—	—	137,118

	~~W~~	558,830	18,963,131	3,493	19,525,454

(In millions of won)	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable – other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occurs are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	85,929	~~W~~	101,818	1,554,618	~~W~~	1,842,066
EUR	12,538		17,232	2,392		3,286
JPY	419,795		4,442	232,814		2,463
Others	—		2,129	—		94

		~~W~~	125,621		~~W~~	1,847,909

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,161	(4,161)
EUR		1,395	(1,395)
JPY		198	(198)
Others		204	(204)

	~~W~~	5,958	(5,958)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2021, the floating-rate borrowings and debentures of the Group are ~~W~~93,913 million and ~~W~~355,470 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the nine-month period ended September 30, 2021 would change by ~~W~~353 million in relation to the floating-rate borrowings that are exposed to interest rate risk.

As of September 30, 2021, the floating-rate long-term payables – other are ~~W~~1,371,090 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the nine-month period ended September 30, 2021 would change by ~~W~~10,283 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

2) Credit risk

The maximum credit exposure as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	1,491,312	1,369,423
Financial instruments		1,575,612	1,427,845
Investment securities		2,076	4,154
Accounts receivable – trade		2,349,834	2,214,353
Contract assets		183,529	148,281
Loans and other receivables		1,887,204	1,738,003
Derivative financial assets		290,018	164,695

	~~W~~	7,779,585	7,066,754

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2021.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	338,276	338,276	338,276	—	—
Borrowings(*)		2,228,153	2,468,563	158,157	2,310,406	—
Debentures(*)		8,913,546	9,990,571	1,618,400	5,512,024	2,860,147
Lease liabilities		1,640,684	1,770,811	397,289	1,078,160	295,362
Accounts payable – other and others		5,842,472	5,964,979	4,803,107	977,760	184,112
Financial liabilities at FVTPL		59,123	59,123	—	—	59,123

	~~W~~	19,022,254	20,592,323	7,315,229	9,878,350	3,398,744

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk, Continued

As of September 30, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	184,869	190,321	26,732	139,655	23,934
Liabilities		(3,493)	(3,657)	(1,043)	(2,614)	—

	~~W~~	181,376	186,664	25,689	137,041	23,934

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that for the year ended December 31, 2020.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed consolidated interim financial statements.

Debt-equity ratio as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Total liabilities	~~W~~	24,493,664	23,510,714
Total equity		27,183,821	24,396,243
Debt-equity ratios		90.10%	96.37%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,201,967	46,776	790,421	364,770	1,201,967
Derivatives hedging instruments		184,869	—	184,869	—	184,869
FVOCI		2,741,349	2,532,798	—	208,551	2,741,349

	~~W~~	4,128,185	2,579,574	975,290	573,321	4,128,185

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	558,830	—	—	558,830	558,830
Derivatives hedging instruments		3,493	—	3,493	—	3,493

	~~W~~	562,323	—	3,493	558,830	562,323

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,228,153	—	2,156,323	—	2,156,323
Debentures		8,913,546	—	9,281,405	—	9,281,405
Long-term payables – other		1,327,003	—	1,327,899	—	1,327,899

	~~W~~	12,468,702	—	12,765,627	—	12,765,627

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	960,522	60,473	629,732	270,317	960,522
Derivatives hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	2,481,099	945,925	694,868	840,306	2,481,099

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivatives hedging instruments		42,061	—	42,061	—	42,061

	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities based on fair value hierarchy as of September 30, 2021 and December 31, 2020, are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVTPL and FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate, risk premium and stock price volatility, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2021 are as follows:

Interest rate
Derivative instruments	0.14% ~ 3.90%
Borrowings and debentures	1.22% ~ 3.47%
Long-term payables – other	1.60% ~ 2.22%

2)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2021. The changes of financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the period	OCI	Acquisition	Disposal	Transfer	Balance at September 30, 2021
Financial assets:
FVTPL	~~W~~	270,317	59,967	9,652	121,594	(86,847)	(9,913)	364,770
FVOCI(*)		569,989	—	26,353	5,963	(24,630)	(369,124)	208,551

	~~W~~	840,306	59,967	36,005	127,557	(111,477)	(379,037)	573,321

Financial liabilities:
FVTPL	~~W~~	(333,099)	(96,608)	—	(129,123)	—	—	(558,830)

(*)

The transfer for the nine-month period ended September 30, 2021 includes ~~W~~368,000 million transferred to FVOCI classified by Level 1 as part of the equity instruments held by K-net Culture and Contents Venture Fund were listed on Korea Exchange.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	380,291	(258,377)	121,914
Financial liabilities:
Accounts payable – other and others	~~W~~	355,924	(258,377)	97,547

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Dogus Planet, Inc. and 6 others
Associates	SK hynix Inc. and 60 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of September 30, 2021, the Group is included to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	990	5,422	669	6,190
Defined benefits plan expenses		210	2,234	175	3,283
Share option		40	112	32	125

	~~W~~	1,240	7,768	876	9,598

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
		For the period ended September 30, 2021
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment, etc.
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	7,683	25,823	153,577	535,848	7,826	34,735

Associates	F&U Credit information Co., Ltd.		771	2,316	12,987	38,191	—	—
	SK hynix Inc.(*3)		34,735	264,716	19	192	—	—
	KEB HanaCard Co., Ltd.		101	1,784	699	2,210	—	—
	SK Wyverns Co., Ltd.(*4)		—	202	—	8,203	—	—
	Content Wavve Co., Ltd.		59	143	18,245	51,914	—	—
	Others(*5)		12,005	41,151	1,974	6,352	—	—

			47,671	310,312	33,924	107,062	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		3,713	9,991	—	—	—	—
	SK Innovation Co., Ltd.		16,852	47,781	4,660	13,582	—	—
	SK Networks Co., Ltd.(*6)		3,916	11,187	224,409	725,921	—	24
	SK Networks Service Co., Ltd.		1,629	5,216	17,312	54,484	1,469	1,956
	SK Telesys Co., Ltd.		90	237	1,421	5,506	5,165	15,869
	SK TNS Co., Ltd.(*4)		—	75	—	6,868	—	57,903
	SK Energy Co., Ltd.		9,265	19,007	441	1,160	—	—
	SK hynix Semiconductor (China) Ltd.		14,049	40,420	—	—	—	—
	SK Battery Hungary Kft.		10,531	30,434	—	—	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		13,249	26,017	1	9	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		4,672	12,441	—	—	—	—
	Happy Narae Co., Ltd.		1,729	6,271	5,099	16,079	15,618	59,178
	SK hynix system ic (Wuxi) Co., Ltd.		9,537	20,206	—	—	—	—
	Others		52,328	98,854	16,243	92,792	12,620	40,338

			141,560	328,137	269,586	916,401	34,872	175,268

		~~W~~	196,914	664,272	457,087	1,559,311	42,698	210,003

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include ~~W~~170,937 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)	Transactions occurred before the related party relationship terminated.

(*5)	Operating revenue and others include ~~W~~10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.

(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~684,978 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2020
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment, etc.
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	10,395	29,200	121,872	495,538	10,371	28,847

Associates	F&U Credit information Co., Ltd.		466	1,538	12,497	38,405	—	—
	SK hynix Inc.(*3)		22,620	201,482	51	212	—	—
	KEB HanaCard Co., Ltd.		125	533	770	2,325	—	—
	SK Wyverns Co., Ltd.		321	958	6,209	18,272	—	—
	Contents Wavve Co., Ltd.		185	346	15,076	40,220	—	—
	Others(*4)		11,943	55,128	2,703	7,558	—	—

			35,660	259,985	37,306	106,992	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		2,495	10,567	3	104	—	—
	SK Innovation Co., Ltd.		6,250	27,475	4,273	11,721	—	—
	SK Networks Co., Ltd.(*5)		3,673	10,598	271,842	763,843	6	18
	SK Networks Service Co., Ltd.		1,847	5,154	19,250	54,114	319	877
	SK Telesys Co., Ltd.		88	285	2,393	7,534	4,830	15,079
	SK TNS Co., Ltd.		192	825	7,530	18,749	105,863	300,454
	SK Energy Co., Ltd.		4,189	10,843	79	310	—	—
	SK hynix Semiconductor (China) Ltd.		23,864	49,785	—	—	—	—
	SK Battery Hungary Kft.		1,958	14,360	—	—	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		5,190	17,336	1	9	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		4,762	12,518	—	8	—	—
	Happy Narae Co., Ltd.		3,540	7,922	49,229	66,988	15,082	70,563
	Others		28,053	69,013	31,809	90,048	15,254	38,977

			86,101	236,681	386,409	1,013,428	141,354	425,968

		~~W~~	132,156	525,866	545,587	1,615,958	151,725	454,815

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)	Operating revenue and others include ~~W~~18,537 million of dividends received from Korea IT Fund and Pacific Telecom Inc. which was deducted from the investment in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~719,709 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)		September 30, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	3,799	43,436

Associates	F&U Credit information Co., Ltd.		—	47	5,983
	SK hynix Inc.		—	27,218	155
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,853	—
	KEB HanaCard Co., Ltd.		—	7,401	56,512
	Content Wavve Co., Ltd.		—	408	2,745
	Others		—	5,247	3,286

			22,147	48,797	68,681

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	1,213	—
	SK Innovation Co., Ltd.		—	11,166	37,906
	SK Networks Co., Ltd.		—	2,323	142,210
	SK Networks Services Co., Ltd.		—	517	7,280
	SK Telesys Co., Ltd.		—	16	3,538
	SK Energy Co., Ltd.		—	4,903	1,907
	SK hystec Co., Ltd.		—	852	379
	SK hynix Semiconductor (China) Ltd.		—	7,059	—
	SK Battery Hungary Kft.		—	6,477	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		—	5,718	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,744	—
	Happy Narae Co., Ltd.		—	616	5,432
	Others		—	25,351	33,586

			—	67,955	232,243

		~~W~~	22,147	120,551	344,360

(*1)	As of September 30, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of September 30, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	6,449	64,373

Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Kft.		—	2,075	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	Happy Narae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Transactions with Related Parties, Continued

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of September 30, 2021.

In addition, SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.), a subsidiary of the Parent Company, has pledged its shares of CAPSTEC Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,755,083 million and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged its ~~W~~23,998 million of short-term financial instrument for performance guarantee as of September 30, 2021.

In addition, One Store Co., Ltd., a subsidiary of the Parent Company, has pledged its properties for the short-term borrowings of ~~W~~510 million and its time deposits for the borrowing agreement with no executed balance to Shinhan Bank as of September 30, 2021.

(2)	Legal claims and litigations

As of September 30, 2021, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties for the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~76 million are recognized as current provisions as of September 30, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

32.	Commitments and Contingencies, Continued

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~579,753 million and ~~W~~571,004 million as of September 30, 2021 and December 31, 2020, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Interest income	~~W~~	(35,928)	(37,507)
Dividends		(4,932)	(1,008)
Gain on foreign currency translations		(16,971)	(5,032)
Gain on sale of accounts receivable – other		(21,794)	(14,834)
Gain relating to investments in associates and joint ventures, net		(1,723,625)	(673,800)
Gain on disposal of property and equipment and intangible assets		(16,838)	(6,944)
Gain on business transfer		(82,248)	(12,451)
Gain relating to financial instruments at FVTPL		(70,470)	(25,738)
Other income		(4,847)	(2,575)
Interest expense		264,460	292,155
Loss on foreign currency translations		13,623	5,041
Loss on disposal of long-term investment securities		—	101
Income tax expense		534,182	303,778
Expense related to defined benefit plan		148,652	148,810
Share option		4,156	1,818
Bonus paid by treasury shares		29,642	—
Depreciation and amortization		3,122,129	3,125,688
Bad debt for accounts receivables – trade		22,837	40,251
Loss on disposal of property and equipment and intangible assets		34,217	31,599
Impairment loss on property and equipment and intangible assets		—	12,745
Bad debt for accounts receivable – other		3,142	3,047
Loss relating to financial instruments at FVTPL		118,791	28,365
Other financial fees		132,815	—
Other expenses		4,669	16,805

	~~W~~	2,455,662	3,230,314

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Accounts receivable – trade	~~W~~	(136,592)	(153,451)
Accounts receivable – other		(151,709)	16,235
Advanced payments		(42,781)	(15,150)
Prepaid expenses		75,868	116,581
Inventories		(27,262)	(52,116)
Long-term accounts receivable – other		27,494	53,176
Contract assets		(35,759)	52,601
Guarantee deposits		9,867	11,321
Accounts payable – trade		(33,410)	(8,249)
Accounts payable – other		(133,822)	333,565
Withholdings		13,338	(15,344)
Contract liabilities		13,009	15,882
Deposits received		(3,499)	(1,169)
Accrued expenses		(29,952)	(60,423)
Provisions		(19,013)	(21,750)
Long-term provisions		(225)	(2,374)
Plan assets		44,857	4,122
Retirement benefit payment		(84,244)	(55,378)
Others		1,214	48,186

	~~W~~	(512,621)	266,265

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(202,324)	(673,616)
Increase of right-of-use assets		879,822	946,471
Contribution in kind for investments		11,070	4,702
Retirement of treasury shares		1,965,952	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

34.	Subsequent Events

(1)

In accordance with the resolution of shareholders’ meeting held on October 12, 2021, the Group carried out horizontal spin-off on November 1, 2021, the date of spin-off. The Parent Company plans to complete change listing and relisting by November 29, 2021. The details of spin-off are as follows:

	Company	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses

Spin-off Company	SK Square Co., Ltd.	Business of managing the equity interests in certain investees engaged in, among other things, semiconductor and New ICT businesses and making new investments

The details of spin-off schedule are as follows:

Date
Effective date of spin-off	November 1, 2021
Request date of registration of spin-off	November 2, 2021
Scheduled trading halt period	October 26, 2021 ~ November 26, 2021
Scheduled date of change and relisting	November 29, 2021

(2)

The stock split of the Parent Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The number of issued shares has changed from 72,060,143 shares with a par value of ~~W~~500 to 360,300,715 shares with a par value of ~~W~~100. The allocation of new shares to shareholders of the Parent Company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

Spin-off Company
Company name	SK Square Co., Ltd.
Common shares (in shares)	0.3926375

(3)	On October 12, 2021, the board of directors of the Parent Company approved the Parent Company’s disposal of treasury shares and the details are as follows:

Number of treasury shares to be disposed	520,000 Common stocks

Price of the treasury shares to be disposed (in won)(*)	Per share ~~W~~304,500

Estimated aggregate disposal value(*)	~~W~~158,340 million

Disposal period	October 25, 2021 ~ January 12, 2022

Purpose of disposal	Allotment of shares as bonus payment

Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

34.	Subsequent Events, Continued

(4)	The board of directors of the Parent Company resolved to pay interim dividend at the board meeting on November 1, 2021, and the details are as follows:

Interim dividend amount	~~W~~2,500 per share (Total amount: ~~W~~177,902 million)

Dividend rate	0.80%

Dividend date	September 30, 2021

Date of distribution	According to Article 165-12 (3) of Financial Investment Services and Capital Market Act, the Parent Company is planning to distribute dividends by November 21, 2021.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2021, the condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2021 and 2020, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2021, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Company”)

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021, AND DECEMBER 31, 2020, AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

The accompanying condensed separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In millions of won)
	Note	September 30, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	226,845	329,208
Short-term financial instruments	27,28		349,000	516,000
Short-term investment securities	7,27,28		23,929	31,854
Accounts receivable – trade, net	4,27,28,29		1,570,070	1,503,552
Short-term loans, net	4,27,28,29		67,064	89,280
Accounts receivable – other, net	3,4,27,28,29,30		548,865	434,713
Contract assets	6,28		9,933	8,388
Prepaid expenses	3,5		1,931,729	2,052,515
Guarantee deposits	4,27,28,29		50,486	51,069
Derivative financial assets	27,28		23,705	8,704
Inventories, net			17,586	5,181
Non-current assets held for sale	32		20,000	—
Advanced payments and others	4,27,28		24,656	16,651

			4,863,868	5,047,115

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,467,604	983,688
Investments in subsidiaries, associates and joint ventures	8,32		11,682,124	11,357,504
Property and equipment, net	3,9,10,29		8,960,713	9,157,548
Goodwill			1,306,236	1,306,236
Intangible assets, net	11		2,327,300	2,665,083
Long-term loans, net	4,27,28,29		118	6,518
Long-term accounts receivable – other	3,4,27,28,30		342,075	348,335
Long-term contract assets	6,28		21,109	22,844
Long-term prepaid expenses	3,5		938,894	903,961
Guarantee deposits	4,27,28,29		103,463	110,555
Long-term derivative financial assets	27,28		153,315	76,461
Other non-current assets			249	249

			27,303,554	26,939,336

Total Assets		~~W~~	32,167,422	31,986,451

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2021 and December 31, 2020

(In millions of won)
	Note	September 30, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,521,724	1,955,472
Contract liabilities	6		76,959	83,216
Withholdings	27,28		630,007	659,181
Accrued expenses	3,27,28		751,701	724,992
Income tax payable	25		104,685	154,144
Provisions	3,14		57,240	43,437
Current installments of long-term debt, net	12,27,28		1,013,097	712,105
Lease liabilities	3,27,28,29		310,441	313,422
Current installments of long-term payables – other	13,27,28		254,603	424,600
Other current liabilities	27,28		3,728	5,835

			4,724,185	5,076,404

Non-Current Liabilities:
Debentures, excluding current installments, net	12,27,28		5,944,102	6,175,576
Long-term borrowings, excluding current installments, net	12,27,28		300,000	6,167
Long-term payables – other	13,27,28		1,062,828	1,141,723
Long-term contract liabilities	6		6,457	8,110
Long-term derivative financial liabilities	16,27,28		412,863	362,002
Long-term lease liabilities	3,27,28,29		1,075,799	999,776
Long-term provisions	3,14		39,307	55,953
Deferred tax liabilities	3,25		902,814	756,873
Defined benefit liabilities	15		40,505	7,421
Other non-current liabilities	27,28		46,284	46,588

			9,830,959	9,560,189

Total Liabilities			14,555,144	14,636,593

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		2,212,314	289,134
Retained earnings	3,19		14,688,324	16,684,640
Reserves	20		667,001	331,445

Total Shareholders’ Equity			17,612,278	17,349,858

Total Liabilities and Shareholders’ Equity		~~W~~	32,167,422	31,986,451

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three and nine-month periods ended September 30, 2021 and 2020

(In millions of won)
		2021			2020
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	3,21,29
Revenue		~~W~~	3,027,403	9,029,726	2,942,197	8,808,249
Operating expenses:	3,29
Labor			209,322	665,473	212,277	610,321
Commission	5		1,210,858	3,586,076	1,149,451	3,443,354
Depreciation and amortization	3		698,379	2,079,685	709,041	2,144,650
Network interconnection			137,265	415,857	148,088	441,283
Leased lines			50,754	160,474	54,541	160,527
Advertising			24,170	58,413	24,498	63,860
Rent	3		28,458	85,000	27,222	89,822
Cost of goods sold			107,386	323,409	109,832	319,924
Others	22		241,259	700,125	245,001	744,056

			2,707,851	8,074,512	2,679,951	8,017,797

Operating profit			319,552	955,214	262,246	790,452
Finance income	3,24		20,725	280,443	15,890	332,044
Finance costs	3,24		(69,348)	(277,813)	(59,986)	(194,369)
Other non-operating income	3,23		11,423	42,682	5,417	43,071
Other non-operating expenses	3,23		(10,057)	(26,065)	(11,122)	(45,541)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	8		(42,407)	56,931	(4,983)	(11,840)

Profit before income tax			229,888	1,031,392	207,462	913,817
Income tax expense	3,25		71,495	222,975	51,897	185,143

Profit for the period		~~W~~	158,393	808,417	155,565	728,674

Earnings per share(Restated):	3,26
Basic earnings per share (in won)		~~W~~	435	2,241	416	1,963
Diluted earnings per share (in won)			434	2,239	416	1,963

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2021 and 2020

(In millions of won)
		2021			2020
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	158,393	808,417	155,565	728,674
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		3,871	(7,860)	4,343	(6,881)
Valuation gain (loss) on financial assets at fair value through other comprehensive income (loss)	20		(378,088)	321,438	154,865	326,059
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		4,558	14,118	1,048	15,047

Other comprehensive income (loss) for the period, net of taxes			(369,659)	327,696	160,256	334,225

Total comprehensive income (loss)		~~W~~	(211,266)	1,136,113	315,821	1,062,899

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	728,674	—	728,674
Other comprehensive income (loss)	15,20		—	—	—	—	—	—	—	(6,881)	341,106	334,225

			—	—	—	—	—	—	—	721,793	341,106	1,062,899

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends			—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	18		—	—	—	—	141	—	141	—	—	141
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Acquisition of treasury shares			—	—	(118,956)	—	—	—	(118,956)	—	—	(118,956)

			—	—	(118,956)	—	141	—	(118,815)	(742,439)	—	(861,254)

Balance, September 30, 2020		~~W~~	44,639	2,915,887	(1,815,953)	398,759	1,443	(903,332)	596,804	16,652,301	291,800	17,585,544

Balance, January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	808,417	—	808,417
Other comprehensive income (loss)	15,20		—	—	—	—	—	—	—	(7,860)	335,556	327,696

			—	—	—	—	—	—	—	800,557	335,556	1,136,113

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends			—	—	—	—	—	—	—	(177,902)	—	(177,902)
Share option	18		—	—	—	—	407	—	407	—	—	407
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Acquisition of treasury shares	17		—	—	(72,982)	—	—	—	(72,982)	—	—	(72,982)
Disposal of treasury shares	17		—	—	27,096	—	—	2,707	29,803	—	—	29,803
Retirement of treasury shares	17		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—

			—	—	1,920,066	—	407	2,707	1,923,180	(2,796,873)	—	(873,693)

Balance, September 30, 2021		~~W~~	44,639	2,915,887	(203,595)	398,759	1,888	(900,625)	2,212,314	14,688,324	667,001	17,612,278

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)
	Note	September 30, 2021		September 30, 2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	808,417	728,674
Adjustments for income and expenses	31		2,426,844	2,419,706
Changes in assets and liabilities related to operating activities	31		(291,231)	216,490

			2,944,030	3,364,870

Interest received			17,005	14,735
Dividends received			195,618	284,666
Interest paid			(154,051)	(166,669)
Income tax refund (paid)			(248,832)	24,899

Net cash provided by operating activities			2,753,770	3,522,501

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			167,000	—
Collection of short-term loans			108,021	64,628
Decrease in long-term financial instruments			—	28
Proceeds from disposals of long-term investment securities			15,501	785
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			130,626	659
Proceeds from disposals of property and equipment			43,853	8,458
Proceeds from disposals of intangible assets			668	2,871

			465,669	77,429
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(63,000)
Increase in short-term loans			(79,115)	(93,599)
Acquisitions of long-term investment securities			(24,912)	(327)
Acquisitions of investments in subsidiaries, associates and joint ventures			(411,885)	(268,952)
Acquisitions of property and equipment			(1,403,264)	(1,992,136)
Acquisitions of intangible assets			(67,573)	(51,395)

			(1,986,749)	(2,469,409)

Net cash used in investing activities		~~W~~	(1,521,080)	(2,391,980)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)
	Note	September 30, 2021		September 30, 2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	200,000
Proceeds from long-term borrowings			300,000	—
Proceeds from issuance of debentures			308,757	773,727
Cash inflows from settlement of derivatives			10	36,592

			608,767	1,010,319
Cash outflows for financing activities:
Repayments of long-term borrowings			(6,417)	(6,670)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(360,000)	(415,500)
Payments of dividends			(819,846)	(731,364)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(248,175)	(253,941)
Acquisition of treasury shares			(72,982)	(118,956)

			(1,943,844)	(1,962,855)

Net cash used in financing activities			(1,335,077)	(952,536)

Net increase (decrease) in cash and cash equivalents			(102,387)	177,985
Cash and cash equivalents at beginning of the period			329,208	497,282
Effects of exchange rate changes on cash and cash equivalents			24	(23)

Cash and cash equivalents at end of the period		~~W~~	226,845	675,244

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2021, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	21,624,120	30.00
National Pension Service	7,060,769	9.80
Institutional investors and other shareholders	41,209,134	57.19
Kakao Corp.	1,266,620	1.76
Treasury shares	899,500	1.25

	72,060,143	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2020. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2020.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

3.	Significant Accounting Policies

(1)

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s separate financial statements as at and for the year ended December 31, 2020. The change in accounting policy will also be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2021.

The Company has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when a change required by interest rate benchmark reform occurs to a financial asset or financial liability measured at amortized cost, the Company updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•	when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument, the exception permits the hedge relationship to be continued without interruption.

These amended standards are not expected to have a significant impact on the Company’s separate financial statements.

(2)

During the annual period ended December 31, 2020, the Company changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. Due to the changes in accounting policies in connection with the IFRIC agenda, the Company restated its comparative financial statements for the nine-month period ended September 30, 2020.

The following table summarizes the impacts of the change in accounting policy on the Company’s condensed separate interim financial statements.

1)	Statement of financial position

(In millions of won)
	As of September 30, 2020
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	702,082	6,179	708,261
Prepaid expenses		2,958,517	(10,922)	2,947,595
Property and equipment, net		8,131,623	919,162	9,050,785

	~~W~~	11,792,222	914,419	12,706,641

Liabilities
Accrued expenses	~~W~~	689,679	(273)	689,406
Provisions		71,230	23,953	95,183
Lease liabilities		454,739	904,759	1,359,498
Deferred tax liabilities		765,218	(3,732)	761,486

	~~W~~	1,980,866	924,707	2,905,573

Shareholders’ Equity
Retained earnings	~~W~~	16,662,589	(10,288)	16,652,301

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

3.	Significant Accounting Policies, Continued

2)	Statement of income

(In millions of won)
	For the nine-month period ended September 30, 2020
	As reported		Adjustments	Restated
Operating revenue	~~W~~	8,803,310	4,939	8,808,249
Operating expenses:
Depreciation and amortization		2,079,602	65,048	2,144,650
Rent		147,917	(58,095)	89,822
Others		5,783,522	(197)	5,783,325

		8,011,041	6,756	8,017,797

Operating profit		792,269	(1,817)	790,452
Finance income		332,051	(7)	332,044
Finance costs		184,862	9,507	194,369
Other non-operating income		43,822	(751)	43,071
Other non-operating expenses		51,597	(6,056)	45,541
Loss relating to investments in subsidiaries and associates, net		11,840	—	11,840

Profit before income tax		919,843	(6,026)	913,817
Income tax expense		186,721	(1,578)	185,143

Profit for the period	~~W~~	733,122	(4,448)	728,674

Earnings per share:
Basic earnings per share (in won)	~~W~~	1,975	(12)	1,963
Diluted earnings per share (in won)		1,975	(12)	1,963

3)	Statement of changes in equity and statement of cash flows

The statement of changes in equity and statement of cash flows for the nine-month period ended September 30, 2020 have been restated as a result of restated statement of financial position and statement of income.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,670,066	(99,996)	1,570,070
Short-term loans		67,741	(677)	67,064
Accounts receivable – other(*)		583,577	(34,712)	548,865
Guarantee deposits		50,486	—	50,486
Accrued income		240	—	240

		2,372,110	(135,385)	2,236,725
Non-current assets:
Long-term loans		41,154	(41,036)	118
Long-term accounts receivable – other(*)		342,075	—	342,075
Guarantee deposits		103,463	—	103,463

		486,692	(41,036)	445,656

	~~W~~	2,858,802	(176,421)	2,682,381

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2021 include ~~W~~539,600 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	January 1, 2021	Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2021
Accounts receivable – trade	~~W~~102,308	6,994	(16,998)	7,692	99,996
Accounts receivable – other, etc.	76,170	1,680	(2,750)	1,325	76,425

	~~W~~178,478	8,674	(19,748)	9,017	176,421

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2020
Accounts receivable – trade	~~W~~	103,756	18,531	(15,835)	7,524	113,976
Accounts receivable – other, etc.		76,458	2,735	(3,011)	1,300	77,482

	~~W~~	180,214	21,266	(18,846)	8,824	191,458

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,892,597	2,022,314
Others		39,132	30,201

	~~W~~	1,931,729	2,052,515

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	922,261	885,951
Others		16,633	18,010

	~~W~~	938,894	903,961

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	665,834	1,962,333	610,546	1,811,981

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	31,042	31,232
Contract liabilities:
Wireless service contracts		19,252	22,026
Customer loyalty programs		12,942	16,709
Others		51,222	52,591

	~~W~~	83,416	91,326

(2)

The amount of revenue recognized for the nine-month periods ended September 30, 2021 and 2020 related to the contract liabilities carried forward from the prior period are ~~W~~54,282 million and ~~W~~72,500 million, respectively.

7.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category	September 30, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	23,929	31,854

(2)	Details of long-term investment securities as of September 30, 2021, and December 31, 2020, are as follows:

(In millions of won)
	Category	September 30, 2021		December 31, 2020
Equity instruments	FVOCI(*)	~~W~~	1,381,571	916,387
Debt instruments	FVTPL		86,033	67,301

		~~W~~	1,467,604	983,688

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at fair value through other comprehensive income (“FVOCI”), the amounts to those FVOCI as of September 30, 2021 and December 31, 2020 are ~~W~~1,381,571 million and ~~W~~916,387 million, respectively.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Investments in subsidiaries	~~W~~	6,263,098	6,014,367
Investments in associates and joint ventures		5,419,026	5,343,137

	~~W~~	11,682,124	11,357,504

(2)	Details of investments in subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.(*1)	43,427,530	100.0		25,511	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY(*2)	29,246,387	41.8		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SKT Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*3)	—	100.0		154,574	143,097
One Store Co., Ltd.(*4)	10,409,600	47.5		82,186	82,186
id Quantique SA(*5)	77,490,839	69.3		106,505	100,527
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*6)	46,836,584	62.6		747,804	747,804
SK Telecom TMT Investment Corp.(*7)	80,000	100.0		262,000	94,136
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*8)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*9)	1,140,000	100.0		19,975	10,463
Quantum Innovation Fund I(*10)	—	59.9		16,342	15,969
T map Mobility Co., Ltd.(*11)	10,838,500	66.3		228,963	155,408
SK O&S Co., Ltd. and others(*12)	—	—		42,113	45,713

			~~W~~	6,263,098	6,014,367

(*1)	The Company recognized ~~W~~16,428 million of impairment loss for the investments in SK Communications Co., Ltd. for the nine-month period ended September 30, 2021.
(*2)

The ownership interest has changed from 51.4% to 41.8% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls DREAMUS COMPANY as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(*3)	The Company additionally contributed ~~W~~11,477 million in cash for the nine-month period ended September 30, 2021.

(*4)

The ownership interest has changed from 52.1% to 47.5% due to unequal paid-in capital increase and third-party share option which was exercised for the nine-month period ended September 30, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*5)	The Company acquired 4,166,667 shares of id Quantique SA at ~~W~~5,978 million in cash through unequal paid-in capital increase for the nine-month period ended September 30, 2021.

(*6)

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. After the date of the merger SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again subsequent to September 30, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

(*7)	The Company additionally contributed ~~W~~167,864 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*8)

Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*9)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the nine-month period ended September 30, 2021.

(*10)	The Company additionally contributed ~~W~~373 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*11)

The Company additionally contributed ~~W~~73,555 million in cash and the ownership interest has changed from 100% to 66.3% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. In addition, the Company has entered into a shareholder’s agreement with the acquirer of newly issued shares in relation to the paid-in capital increase of T Map Mobility Co., Ltd. for the nine-month period ended September 30, 2021 and ~~W~~88,613 million of derivative financial liabilities are recognized for drag-along right of the acquirer of shares and call option of the Company as of September 30, 2021. (See note 16)

(*12)	The Company recognized ~~W~~3,600 million of impairment loss for the investments in SK Telecom Japan Inc., a subsidiary of the Company, for the nine-month period ended September 30, 2021.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.(*3)	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.2		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.(*5)	—	—		—	30,517
Content Wavve Co., Ltd.(*6)	1,741,717	36.4		190,858	90,858
SK Telecom CS T1 Co., Ltd.(*1,7)	52,832	54.9		65,193	60,305
Digital Games International Pte. Ltd.(*8)	10,000,000	33.3		3,093	8,810
Invites Healthcare Co., Ltd.(*9)	489,999	27.1		35,000	28,000
Carrot General Insurance Co., Ltd.(*10)	—	—		—	20,000
SPARKPLUS Co., Ltd.(*11)	249,032	22.2		34,166	—
12CM JAPAN and others(*2,12)	—	—		80,657	79,926

				5,402,650	5,312,099

Investments in joint ventures:
Finnq Co., Ltd.(*13,14)	6,370,000	49.0		8,767	25,429
Techmaker GmbH(*14)	12,500	50.0		5,609	5,609
UTC Kakao-SK Telecom ESG Fund(*14,15)	—	48.2		2,000	—

				16,376	31,038

			~~W~~	5,419,026	5,343,137

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	SK hynix Inc. disposed 3,618,878 of its treasury shares for the nine-month period ended September 30, 2021, but there is no change in the nominal ownership interest.

(*4)	The ownership interest has changed from 23.3% to 23.2% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the nine-month period ended September 30, 2021.

(*5)

The Company disposed the entire shares of Grab Geo Holdings PTE. LTD. at ~~W~~30,580 million in cash to T map Mobility Co., Ltd., a subsidiary, and recognized ~~W~~63 million as gain relating to investments in associates for the nine-month period ended September 30, 2021.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(*6)

The Company additionally acquired 435,431 shares of Content Wavve Co., Ltd. by contributing ~~W~~100,000 million in cash due to an unequal paid-in capital increase for the nine-month period ended September 30, 2021, and the ownership interest has changed from 30.0% to 36.4%.

(*7)	The Company additionally contributed ~~W~~4,888 million in cash for the nine-month period ended September 30, 2021, but there is no change in the ownership interest.

(*8)	The Company recognized ~~W~~5,717 million of impairment loss for the investments in Digital Games International Pte. Ltd. for the nine-month period ended September 30, 2021.

(*9)

The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. during the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the nine-month period ended September 30, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*10)

The Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. which is a subsidiary of the Company. In accordance with the agreement, the Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 32)

(*11)	The Company newly acquired 249,032 common shares of SPARKPLUS Co., Ltd. at ~~W~~34,166 million in cash for the nine-month period ended September 30, 2021.

(*12)

The Company disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the nine-month period ended September 30, 2021. In addition, the Company disposed of the entire common shares and redeemable convertible preference shares of MakeUs Co., Ltd. at ~~W~~244 million in cash to DREAMUS COMPANY which is a subsidiary of the Company and recognized ~~W~~725 million of loss relating to investments in associates and ~~W~~198 million of gain relating to financial instruments at FVTPL for the nine-month period ended September 30, 2021.

(*13)	The Company recognized ~~W~~16,662 million of impairment loss for the investments in Finnq Co., Ltd. for the nine-month period ended September 30, 2021.

(*14)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

(*15)	The Company newly contributed ~~W~~2,000 million in cash for the nine-month period ended September 30, 2021.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	4,700	29,246,387	137,458	5,280	29,246,387	154,421
Incross Co., Ltd.		46,750	2,786,455	130,267	54,000	2,786,455	150,469

(5)	The market value of investments in listed associates as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	7,200	7,600,649	54,725	8,620	7,600,649	65,518
SK hynix Inc.		103,000	146,100,000	15,048,300	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co., Ltd.		4,815	22,033,898	106,093	1,630	22,033,898	35,915

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	638,371	192	(20,570)	25,367	—	643,360
Buildings		587,958	1,676	(8,973)	40,601	(31,691)	589,571
Structures		316,895	270	(6,115)	13,064	(28,465)	295,649
Machinery		5,354,992	61,748	(4,152)	991,450	(1,185,678)	5,218,360
Right-of-use assets		1,323,111	367,499	(43,855)	—	(273,100)	1,373,655
Other		405,140	475,203	(647)	(421,247)	(60,452)	397,997
Construction in progress		531,081	573,868	—	(662,828)	—	442,121

	~~W~~	9,157,548	1,480,456	(84,312)	(13,593)	(1,579,386)	8,960,713

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	618,012	84	(60)	23,246	—	(17,165)	624,117
Buildings		600,625	288	(12)	32,855	(31,287)	(20,787)	581,682
Structures		346,734	1,312	(27)	5,197	(27,723)	(4,282)	321,211
Machinery		5,074,665	60,426	(9,735)	1,318,186	(1,227,523)	—	5,216,019
Right-of-use assets		1,239,194	569,269	(123,930)	—	(290,553)	—	1,393,980
Other		500,887	569,749	(1,977)	(635,177)	(70,278)	(2,692)	360,512
Construction in progress		672,592	752,674	(3,781)	(868,221)	—	—	553,264

	~~W~~	9,052,709	1,953,802	(139,522)	(123,914)	(1,647,364)	(44,926)	9,050,785

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

10.	Lease

(1)	Details of the right-of-use assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,145,855	1,095,216
Others		227,800	227,895

	~~W~~	1,373,655	1,323,111

(2)	Details of amounts recognized in the condensed separate interim statements of income for the nine-month periods ended September 30, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2021		September 30, 2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	218,196	226,852
Others		54,904	63,701

	~~W~~	273,100	290,553

Interest expense on lease liabilities	~~W~~	13,723	14,492

Expenses related to short-term leases and low-value assets leases are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2021 and 2020 amounted to ~~W~~261,954 million and ~~W~~268,485 million, respectively.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

11.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights(*1)	~~W~~	1,932,765	219,577	—	—	(386,809)	1,765,533
Land usage rights		4,103	110	(33)	—	(1,333)	2,847
Industrial rights		9,659	2,846	—	—	(1,967)	10,538
Facility usage rights		15,061	869	(7)	102	(2,012)	14,013
Club memberships(*2)		50,698	73	(120)	—	—	50,651
Other(*3)		652,797	6,876	(62)	39,260	(215,153)	483,718

	~~W~~	2,665,083	230,351	(222)	39,362	(607,274)	2,327,300

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Reclassified as held for sale	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(389,233)	(12,388)	—	2,245,880
Land usage rights		5,708	550	(18)	—	(1,582)	—	—	4,658
Industrial rights		12,054	377	(81)	—	(1,867)	—	—	10,483
Facility usage rights		15,524	1,091	(3)	439	(1,988)	—	—	15,063
Club memberships(*2)		47,611	430	(1,778)	—	—	—	—	46,263
Other(*3)		732,754	48,947	(7,191)	148,489	(232,715)	—	(1,233)	689,051

	~~W~~	3,461,152	51,395	(9,071)	148,928	(627,385)	(12,388)	(1,233)	3,011,398

(*1)

The Company was reassigned 800 MHz band of frequency license from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million for the nine-month period ended September 30, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from July 2021. In addition, as ICT approved the termination of 2G service, the Company recognized an impairment loss for the portion of 800MHz frequency usage rights used for 2G service for the nine-month period ended September 30, 2020.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.

(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of September 30, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	208,599	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		21,148	LTE service	Sept. 2013	Nov. 2021
2.6 GHz license		637,445	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		18,514	W-CDMA and LTE service	Dec. 2016	Nov. 2021
3.5 GHz license		863,144	5G service	Apr. 2019	Nov. 2028
28 GHz license		16,683	5G service	—	Nov. 2023

	~~W~~	1,765,533

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

12.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the nine-month periods ended September 30, 2021 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	12,441
Non-current					6,167

As of January 1, 2021					18,608

New long-term borrowings:	Mizuho Bank, Ltd.	1.35	May. 20, 2024		100,000
	DBS Bank Ltd.	1.32	May. 28, 2024		200,000

					300,000

Repayments of long-term borrowings:	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,417)
Other changes(*1)					1,343
Current(*2)					13,534
Non-current(*2)					300,000

As of September 30, 2021				~~W~~	313,534

(*1)

Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the nine-month period ended September 30, 2021.

(*2)	~~W~~6,277 million were reclassified from non-current to current for the nine-month period ended September 30, 2021.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

12.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	700,000	699,664
Non-current					6,195,600	6,175,576

As of January 1, 2021					6,895,600	6,875,240

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		80,000	79,642
		1.39	Jan. 15, 2026		80,000	79,678
		1.80	Jan. 15, 2031		50,000	49,811
		1.89	Jan. 15, 2041		100,000	99,626

					310,000	308,757

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.80	Mar. 4, 2021		(100,000)	(100,000)
	Refinancing fund	2.57	Feb. 20, 2021		(110,000)	(110,000)
	Operating fund	1.71	Jun. 3, 2021		(50,000)	(50,000)
	Operating and refinancing fund	2.10	Sept. 17, 2021		(100,000)	(100,000)

					(360,000)	(360,000)

Other changes(*1)					116,280	119,668
Current(*2)					1,000,000	999,563
Non-current(*2)					5,961,880	5,944,102

As of September 30, 2021				~~W~~	6,961,880	6,943,665

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the nine-month period ended September 30, 2021.
(*2)	~~W~~659,899 million were reclassified from non-current to current for the nine-month period ended September 30, 2021.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

13.	Long-Term Payables – Other

(1)	As of September 30, 2021 and December 31, 2020, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 11):

(In millions of won)
	September 30, 2021		December 31, 2020
Long-term payables – other	~~W~~	1,371,090	1,626,040
Present value discount on long-term payables – other		(53,659)	(59,717)
Current installments of long-term payables – other		(254,603)	(424,600)

Carrying amount at period end	~~W~~	1,062,828	1,141,723

(2)

The principal amount of long-term payables – other repaid for the nine-month periods ended September 30, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	256,320
1 ~ 3 years		481,545
3 ~ 5 years		450,450
More than 5 years		182,775

	~~W~~	1,371,090

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2021						As of September 30, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	6,790	(4,093)	—	94,663	55,356	39,307
Emission allowance		7,424	897	(1,091)	(5,346)	1,884	1,884	—

	~~W~~	99,390	7,687	(5,184)	(5,346)	96,547	57,240	39,307

(In millions of won)	For the nine-month period ended September 30, 2020						As of September 30, 2020
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	4,909	(463)	(583)	87,538	35,015	52,523
Emission allowance		5,256	5,964	—	(3,575)	7,645	7,645	—

	~~W~~	88,931	10,873	(463)	(4,158)	95,183	42,660	52,523

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	502,929	464,846
Fair value of plan assets		(462,424)	(457,425)

	~~W~~	40,505	7,421

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Beginning balance	~~W~~	464,846	422,782
Current service cost		42,564	43,052
Past service cost		—	815
Interest cost		8,388	7,679
Remeasurement - Adjustment based on experience		9,715	8,758
Benefit paid		(25,226)	(16,005)
Others		2,642	3,258

Ending balance	~~W~~	502,929	470,339

(3)	Changes in plan assets for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Beginning balance	~~W~~	457,425	397,689
Interest income		8,089	6,847
Remeasurement		(235)	(100)
Contribution		26,500	30,000
Benefit paid		(30,837)	(24,538)
Others		1,482	2,289

Ending balance	~~W~~	462,424	412,187

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed separate interim statements of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Current service cost	~~W~~	42,564	43,052
Past service cost		—	815
Net interest cost		299	832

	~~W~~	42,863	44,699

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

16.	Derivative Instruments

In relation to the paid-in capital increase of T Map Mobility Co., Ltd., a subsidiary of the Company, for the nine-month period ended September 30, 2021, the Company has entered into a shareholder’s agreement with the acquirer of newly issued shares. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the paid-in capital increase, the acquirer of newly issued shares can exercise their drag-along rights and require the Company to sell its shares of T Map Mobility Co., Ltd. Should the acquirer of newly issued shares exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~88,613 million for the rights included in the shareholders’ agreement as of September 30, 2021.

The underlying is the total equity value of T Map Mobility Co., Ltd. which is determined based on the price per share (~~W~~87,418) and the total number of shares issued (16,090,548 shares). The price per share is agreed upon in the contract and represents the fair value as of the date of agreement. The fair value of the derivative financial liability was determined by using the binomial model based on various assumptions including the price of common stock and the possibility of exercising the right. There is no significant difference in fair values between the date of shareholders’ agreement and September 30, 2021, and the significant unobservable inputs used in the fair value measurement and the inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of T Map Mobility Co., Ltd.’s common stock after the paid-in capital increase	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price would increase (decrease)

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021		December 31, 2020
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		72,060,143	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(203,595)	(2,123,661)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 18)		1,888	1,481
Others		(900,625)	(903,332)

	~~W~~	2,212,314	289,134

(*1)

The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the nine-month period ended September 30, 2021. In addition, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2021 and 2020 and details of shares outstanding as of September 30, 2021 and 2020 are as follows:

(In shares)
	September 30, 2021			September 30, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	72,060,143	899,500	71,160,643	80,745,711	8,106,133	72,639,578

(3)	Details of treasury shares as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	September 30, 2021		December 31, 2020
Number of shares(*)		899,500	9,418,558
Acquisition cost	~~W~~	203,595	2,123,661

(*)

The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the nine-month period ended September 30, 2021. In addition, the Company distributed 120,990 treasury shares (acquisition cost: ~~W~~26,983 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~2,659 million for the nine-month period ended September 30, 2021. In addition, the Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the nine-month period ended September 30, 2021.

Meanwhile, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the nine-month period ended September 30, 2021.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

18.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4	5	6
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued				Registered common shares
Grant method				Reissue of treasury shares, Cash settlement
Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643	33,280
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	1,481
For the nine-month period ended September 30, 2021		407
In subsequent periods		1,063

	~~W~~	2,951

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500	249,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962	40,711

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

19.	Retained Earnings

Retained earnings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		(1,330,434)	665,882

	~~W~~	14,688,324	16,684,640

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	644,684	323,246
Valuation gain on derivatives		22,317	8,199

	~~W~~	667,001	331,445

(2)	Changes in reserves for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2020	~~W~~	(41,998)	(7,308)	(49,306)
Changes, net of taxes		326,059	15,047	341,106

Balance at September 30, 2020		284,061	7,739	291,800

Balance at January 1, 2021		323,246	8,199	331,445
Changes, net of taxes		321,438	14,118	335,556

Balance at September 30, 2021	~~W~~	644,684	22,317	667,001

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	10,782	42,577	11,063	35,068
Services transferred over time:
Wireless service revenue(*1)		2,574,999	7,667,436	2,497,555	7,468,072
Cellular interconnection revenue		125,683	379,398	134,134	402,026
Other(*2)		315,939	940,315	299,445	903,083

		3,016,621	8,987,149	2,931,134	8,773,181

	~~W~~	3,027,403	9,029,726	2,942,197	8,808,249

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	6,939	21,086	7,424	22,776
Utilities		73,746	198,003	71,629	195,159
Taxes and dues		1,201	20,152	1,479	18,730
Repair		62,735	172,764	60,195	174,193
Research and development		80,448	246,591	89,255	272,641
Training		5,353	14,934	7,163	17,537
Bad debt for accounts receivable – trade		2,893	6,994	3,221	18,531
Others		7,944	19,601	4,635	24,489

	~~W~~	241,259	700,125	245,001	744,056

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	8,289	11,784	2,089	4,060
Gain on business transfer		—	—	—	12,451
Others		3,134	30,898	3,328	26,560

	~~W~~	11,423	42,682	5,417	43,071

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	7,773	11,460	6,624	14,639
Impairment loss on property and equipment and intangible assets		—	—	—	12,388
Donations		797	9,829	393	10,526
Bad debt for accounts receivable – other		857	1,680	913	2,735
Others		630	3,096	3,192	5,253

	~~W~~	10,057	26,065	11,122	45,541

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	6,287	19,615	7,209	19,278
Gain on sale of accounts receivable – other		7,528	21,794	7,321	14,834
Dividends		303	195,618	—	284,666
Gain on foreign currency transactions		936	2,002	738	3,596
Gain on foreign currency translations		301	426	107	1,775
Gain relating to financial instruments at FVTPL		5,370	40,988	515	7,895

	~~W~~	20,725	280,443	15,890	332,044

Finance Costs:
Interest expense	~~W~~	60,456	177,309	58,920	185,536
Loss on foreign currency transactions		731	3,278	994	4,520
Loss on foreign currency translations		225	344	—	1,846
Loss relating to financial instruments at FVTPL		7,936	96,882	72	2,467

	~~W~~	69,348	277,813	59,986	194,369

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	1,462	3,490	2,283	5,987
Interest income on loans and others		4,825	16,125	4,926	13,291

	~~W~~	6,287	19,615	7,209	19,278

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	2,190	4,742	1,333	6,758
Interest expense on debentures		46,727	140,542	46,292	139,441
Others		11,539	32,025	11,295	39,337

	~~W~~	60,456	177,309	58,920	185,536

(4) Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	2,893	6,994	3,221	18,531
Other receivables		857	1,680	913	2,735

	~~W~~	3,750	8,674	4,134	21,266

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

26.	Earnings per Share

The Company implemented a stock split as of October 28, 2021which was before these condensed separate interim financial statements were authorized for issuance.(See note 33) Basic and diluted earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 were adjusted for the impact of this subsequent event.

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	158,393	808,417	155,565	728,674
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)
Profit for the period on common shares		154,701	797,342	151,873	717,599
Weighted average number of common shares outstanding		355,803,215	355,810,945	365,206,035	365,522,345

Basic earnings per share (in won)	~~W~~	435	2,241	416	1,963

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,357,580)
Disposal of treasury shares	607,450	607,450	532,760

	355,803,215	355,803,215	355,810,945

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2020	403,728,555	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(2,484,350)	(476,205)	(159,895)

	363,197,890	365,206,035	365,522,345

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period on common shares	~~W~~	154,701	797,342	151,873	717,599
Adjusted weighted average number of common shares outstanding		356,104,385	356,061,820	365,309,460	365,572,960

Diluted earnings per share (in won)	~~W~~	434	2,239	416	1,963

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2021 and 2020 are calculated as follows:

(In shares)	2021
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares at January 1, 2021	356,635,765	356,635,765
Effect of treasury shares	(832,550)	(824,820)
Effect of share option	301,170	250,875

Adjusted weighted average number of common shares outstanding	356,104,385	356,061,820

(In shares)	2020
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares at January 1, 2020	365,682,240	365,682,240
Effect of treasury shares	(476,205)	(159,895)
Effect of share option	103,425	50,615

Adjusted weighted average number of common shares outstanding	365,309,460	365,572,960

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	W	—	—	226,845	—	226,845
Financial instruments		—	—	349,354	—	349,354
Short-term investment securities		23,929	—	—	—	23,929
Long-term investment securities(*)		86,033	1,381,571	—	—	1,467,604
Accounts receivable – trade		—	—	1,570,070	—	1,570,070
Loans and other receivables		539,600	—	572,711	—	1,112,311
Derivative financial assets		22,859	—	—	154,161	177,020

	~~W~~	672,421	1,381,571	2,718,980	154,161	4,927,133

(*) The Company designated ~~W~~1,381,571 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	329,208	—	329,208
Financial instruments		—	—	516,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	639,189	916,387	2,872,927	62,306	4,490,809

(*)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	409,597	—	3,266	412,863
Borrowings		—	313,534	—	313,534
Debentures		—	6,943,665	—	6,943,665
Lease liabilities(*)		—	1,386,240	—	1,386,240
Accounts payable – other and others		—	3,853,615	—	3,853,615

	~~W~~	409,597	12,497,054	3,266	12,909,917

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	17,421	~~W~~	20,642	1,216,678	~~W~~	1,441,641
EUR	538		739	7		9
JPY	—		—	223,708		2,367
Others	—		172	—		36

		~~W~~	21,553		~~W~~	1,444,053

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	710	(710)
EUR		73	(73)
JPY		(237)	237
Others		14	(14)

	~~W~~	560	(560)

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2021, floating-rate debentures amount to ~~W~~355,470 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, income before income taxes for the nine-month period ended September 30, 2021 would not have been affected by the changes in interest rates of floating-rate debentures.

As of September 30, 2021, the floating-rate long-term payables – other are ~~W~~1,371,090 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the nine-month period ended September 30, 2021, would change by ~~W~~10,283 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	226,810	329,176
Financial instruments		349,354	516,354
Investment securities		900	900
Accounts receivable – trade		1,570,070	1,503,552
Contract assets		31,042	31,232
Loans and other receivables		1,112,311	1,040,988
Derivative financial assets		177,020	85,165

	~~W~~	3,467,507	3,507,367

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the creditworthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2021.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	313,534	325,503	17,881	307,622	—
Debentures(*)		6,943,665	7,945,673	1,187,474	3,898,052	2,860,147
Lease liabilities		1,386,240	1,478,370	312,258	958,635	207,477
Accounts payable – other and others(*)		3,853,615	3,929,990	2,773,032	972,846	184,112

	~~W~~	12,497,054	13,679,536	4,290,645	6,137,155	3,251,736

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	154,161	158,657	20,576	114,147	23,934
Liabilities		(3,266)	(3,430)	(1,038)	(2,392)	—

	~~W~~	150,895	155,227	19,538	111,755	23,934

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2020.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed separate interim financial statements.

Debt-equity ratio as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021		December 31, 2020
Total liabilities	~~W~~	14,555,144	14,636,593
Total equity		17,612,278	17,349,858
Debt-equity ratios		82.64%	84.36%

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured fair value:
FVTPL	~~W~~	672,421	—	563,529	108,892	672,421
Derivative hedging instruments		154,161	—	154,161	—	154,161
FVOCI		1,381,571	1,346,328	—	35,243	1,381,571

	~~W~~	2,208,153	1,346,328	717,690	144,135	2,208,153

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	409,597	—	—	409,597	409,597
Derivative hedging instruments		3,266	—	3,266	—	3,266

	~~W~~	412,863	—	3,266	409,597	412,863

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	313,534	—	310,613	—	310,613
Debentures		6,943,665	—	7,303,022	—	7,303,022
Long-term payables – other		1,317,431	—	1,318,327	—	1,318,327

	~~W~~	8,574,630	—	8,931,962	—	8,931,962

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,189	—	549,029	90,160	639,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~	1,617,882	881,135	611,335	125,412	1,617,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

	~~W~~	362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2021 and December 31, 2020 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2021 are as follows:

Interest rate
Derivative instruments	0.14% ~ 1.68%
Borrowings and debentures	1.22% ~ 2.10%
Long-term payables – other	1.60% ~ 2.22%

2)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2021. The changes of financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the period	OCI	Acquisition	Disposal	Balance at September 30, 2021
Financial assets:
FVTPL	~~W~~	90,160	40,911	—	24,912	(47,091)	108,892
FVOCI		35,252	—	(9)	—	—	35,243

	~~W~~	125,412	40,911	(9)	24,912	(47,091)	144,135

Financial liabilities:
FVTPL	~~W~~	(320,984)	(88,613)	—	—	—	(409,597)

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
	September 30, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,874	(72,874)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	73,039	(72,874)	165

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

	~~W~~	87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

	~~W~~	78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Planet Co., Ltd. and 54 others(*)
Joint ventures	Dogus Planet, Inc. and 6 others
Associates	SK hynix Inc. and 60 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of September 30, 2021, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.(*2)	47.5	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY(*3)	41.8	Manufacturing digital audio players and other portable media devices
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*4)	62.6	Information security service and unmanned security
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA(*5)	69.3	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.(*6)	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*7)	100.0	Cable broadcasting services
	T Map Mobility Co., Ltd.(*8)	66.3	Mobility business
Subsidiary owned by One Store Co., Ltd.	Rokmedia Co., Ltd.(*9)	100.0	Publishing and telecommunications retail business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment (Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in start-ups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan
	Studio Dolphin Co., Ltd.(*10)	100.0	Music and sound recordings publishing

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	SKinfosec Information Technology(Wuxi) Co., Ltd.	100.0	System software development and supply services
	CAPSTEC Co., Ltd.	100.0	Manned security
	CAPS America, Inc.(*11)	100.0	System software development and supply services
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.(*12)	100.0	Production and supply services of broadcasting programs
Subsidiary owned by Quantum Innovation Fund I	Panasia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S (Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED	100.0	Logistics business
	FSK L&S (Jiangsu) Co., Ltd.(*13)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiaries owned by T Map Mobility Co., Ltd.	YLP Inc.(*14)	100.0	Freight forwarders and cargo agents
	GOOD SERVICE Co., Ltd.(*15)	100.0	Surrogate driving service business and related business
Others(*16)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)

The ownership interest has changed from 52.1% to 47.5% due to unequal paid-in capital increase and third-party share option which was exercised for the nine-month period ended September 30, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*3)

The ownership interest has changed from 51.4% to 41.8% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls DREAMUS COMPANY as it has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*4)

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. After the date of the merger SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again subsequent to September 30, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

(*5)

The Company additionally acquired 4,166,667 shares of id Quantique SA by contributing ~~W~~5,978 million in cash due to an unequal paid-in capital increase for the nine-month period ended September 30, 2021.

(*6)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by virtue of an agreement with the investee’s other shareholders.

(*7)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the nine-month period ended September 30, 2021.

(*8)

The Company additionally contributed ~~W~~73,555 million in cash and the ownership interest has changed from 100% to 66.3% due to unequal paid-in capital increase for the nine-month period ended September 30, 2021. In addition, the Company has entered into a shareholder’s agreement with the acquirer of newly issued shares in relation to the paid-in capital increase of T Map Mobility Co., Ltd. for the nine-month period ended September 30, 2021 and ~~W~~88,613 million of derivative financial liabilities are recognized for drag-along right of the acquirer of shares and call option of the Company as of September 30, 2021. (See note 16)

(*9)	One Store Co., Ltd. acquired 60,000 shares (100%) of Rokmedia Co., Ltd. at ~~W~~40,000 million in cash for the nine-month period ended September 30, 2021.

(*10)	DREAMUS COMPANY acquired 10,000 shares (100%) of Studio Dolphin Co., Ltd. at ~~W~~1,500 million in cash for the nine-month period ended September 30, 2021.

(*11)	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.) newly established CAPS America, Inc. as its subsidiary for the nine-month period ended September 30, 2021.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*12)	SK Broadband Co., Ltd. newly established Media S Co., Ltd. as its subsidiary for the nine-month period ended September 30, 2021.
(*13)	FSK L&S Co., Ltd. newly established FSK L&S (Jiangsu) Co., Ltd. as its subsidiary for the nine-month period ended September 30, 2021.
(*14)

T Map Mobility Co., Ltd. acquired 118,242 shares (70.4%) of YLP Inc. at ~~W~~55,598 million in cash for the nine-month period ended September 30, 2021. In addition, 49,770 shares (29.6%) of YLP Inc. were transferred to T Map Mobility Co., Ltd. and 267,700 common shares of T Map Mobility Co., Ltd. were newly issued to the shareholder of YLP Inc. in consideration of the transfer on June 29, 2021.

(*15)	T Map Mobility Co., Ltd. newly acquired 2,000 shares (100%) of GOOD SERVICE Co., Ltd. at ~~W~~10,000 million in cash for the nine-month period ended September 30, 2021.
(*16)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of September 30, 2021, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)
	2021			2020
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	990	5,422	669	6,190
Defined benefits plan expenses		210	2,234	175	3,283
Share option		40	112	32	125

	~~W~~	1,240	7,768	876	9,598

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)		For the period ended September 30, 2021
		Operating revenue and others			Operating expense and others (*1)		Acquisition of property and equipment, etc.
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,127	9,575	125,307	459,823	3,432	15,974

Subsidiaries	SK Broadband Co., Ltd.		25,511	73,742	134,598	405,567	2,065	2,835
	PS&Marketing Corporation(*3)		1,991	7,526	356,924	995,403	243	539
	SK O&S Co., Ltd.		856	2,626	57,211	169,658	11,708	22,472
	SK Planet Co., Ltd.		1,321	3,565	20,260	61,858	2,262	4,932
	SK Telink Co., Ltd.(*4)		18,994	55,951	13,941	33,311	—	—
	SERVICE ACE Co., Ltd.		2,429	7,845	31,050	93,740	—	—
	SERVICE TOP Co., Ltd.		2,053	6,330	31,932	100,084	—	—
	Eleven Street Co., Ltd.		1,292	3,116	5,133	11,984	—	—
	One Store Co., Ltd.		3,949	11,611	—	—	—	—
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*5)		4,474	23,361	21,955	59,993	1,910	4,461
	DREAMUS COMPANY		641	2,094	24,088	71,644	—	—
	Others		3,598	8,885	9,265	25,569	1,371	2,125

			67,109	206,652	706,357	2,028,811	19,559	37,364

Associates	F&U Credit information Co., Ltd.		191	573	11,161	32,488	—	—
	SK hynix Inc.(*6)		8,372	195,009	19	72	—	—
	KEB HanaCard Co., Ltd.		101	1,784	699	2,210	—	—
	SK Wyverns Co., Ltd.(*7)		—	199	—	8,203	—	—
	Content Wavve Co., Ltd.		2	42	18,245	51,914	—	—
	Others(*8)		9,473	34,781	1,360	5,222	—	—

			18,139	232,388	31,484	100,109	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		536	1,573	—	—	—	—
	SK Innovation Co., Ltd.		2,860	8,337	3,305	10,118	—	—
	SK Networks Co., Ltd.		344	1,172	3,073	7,354	—	24
	SK Networks Service Co., Ltd.		166	507	9,594	28,287	431	834
	SK Telesys Co., Ltd.		45	118	20	118	1,898	11,581
	SK TNS Co., Ltd.(*7)		—	52	—	5,856	—	38,169
	SK Energy Co., Ltd.		426	1,339	15	178	—	—
	SKC Infra Service Co., Ltd.(*7)		6	17	994	5,739	7	98
	SK ENS Co., Ltd.		482	1,399	—	—	—	—
	UbiNS Co., Ltd.		—	—	748	1,476	1,485	11,860
	Happy Narae Co., Ltd.		30	94	3,591	10,279	12,015	52,809
	Others		4,054	10,158	2,958	8,707	966	5,132

			8,949	24,766	24,298	78,112	16,802	120,507

		~~W~~	97,324	473,381	887,446	2,666,855	39,793	173,845

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.

(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Company.

(*3)	Operating expense and others include ~~W~~517,897 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~9,637 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

(*7)	Transactions occurred before the related party relationship terminated.

(*8)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2020
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment, etc.
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,272	10,691	92,517	426,704	6,384	10,921

Subsidiaries	SK Broadband Co., Ltd.		28,536	88,644	134,187	396,243	3,898	4,692
	PS&Marketing Corporation(*3)		2,416	9,496	355,827	974,272	612	612
	SK O&S Co., Ltd.		1,016	3,103	55,954	163,408	10,576	24,824
	SK Planet Co., Ltd.		3,880	5,918	26,124	65,720	2,205	4,981
	SK Telink Co., Ltd.(*4)		14,988	130,887	8,264	23,140	—	2
	SERVICE ACE Co., Ltd.(*5)		2,475	9,020	32,906	103,321	—	—
	SERVICE TOP Co., Ltd.		1,808	6,346	34,178	108,575	—	—
	Eleven Street Co., Ltd.		764	2,678	3,973	9,944	—	—
	Life & Security Holdings Co., Ltd.(*6)		4,311	18,121	528	1,310	732	1,315
	One Store Co., Ltd.		3,760	11,068	78	210	—	—
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*7)		86	20,236	8,350	24,023	865	2,752
	DREAMUS COMPANY		546	1,514	18,788	49,956	—	—
	Others		3,129	6,765	9,196	26,281	488	2,207

			67,715	313,796	688,353	1,946,403	19,376	41,385

Associates	F&U Credit information Co., Ltd.		193	621	11,160	33,914	—	—
	SK hynix Inc.(*8)		4,570	169,654	26	140	—	—
	KEB HanaCard Co., Ltd.		125	533	770	2,325	—	—
	SK Wyverns Co., Ltd.		299	896	6,209	18,247	—	—
	Content Wavve Co., Ltd.		66	76	15,076	40,220	—	—
	Others(*9)		7,339	39,534	4,085	8,885	—	—

			12,592	211,314	37,326	103,731	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		554	4,711	—	101	—	—
	SK Innovation Co., Ltd.		3,026	9,936	3,441	9,541	—	—
	SK Networks Co., Ltd.		395	1,459	2,165	8,566	—	—
	SK Networks Service Co., Ltd.		206	592	10,398	30,025	27	454
	SK Telesys Co., Ltd.		50	173	75	382	3,648	11,697
	SK TNS Co., Ltd.		186	286	7,190	17,948	77,368	219,104
	SK Energy Co., Ltd.		827	2,596	10	158	—	—
	SKC Infra Service Co., Ltd.		7	22	1,571	5,399	47	47
	SK ENS Co., Ltd.		521	1,660	—	53	—	—
	UbiNS Co., Ltd.		—	—	965	1,409	4,697	11,295
	Happy Narae Co., Ltd.		22	76	2,779	8,462	13,843	64,912
	Others		2,380	8,839	1,968	5,955	431	3,525

			8,174	30,350	30,562	87,999	100,061	311,034

		~~W~~	91,753	566,151	848,758	2,564,837	125,821	363,340

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.

(*3)	Operating expense and others include ~~W~~563,360 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received.

(*9)	Operating revenue and others include ~~W~~18,537 million of dividend income received from Korea IT Fund and Pacific Telecom Inc.

59

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2021, and December 31, 2020 are as follows:

(In millions of won)		September 30, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,583	28,633

Subsidiaries	SK Broadband Co., Ltd.		—	9,589	234,559
	PS&Marketing Corporation		—	1,419	69,372
	SK O&S Co., Ltd.		—	6	26,512
	SK Planet Co., Ltd.		—	3,078	19,171
	SK Telink Co., Ltd.		—	14,259	24,452
	SERVICE ACE Co., Ltd.		—	565	23,517
	SERVICE TOP Co., Ltd.		—	2	18,968
	Eleven Street Co., Ltd.		—	490	13,321
	One Store Co., Ltd.		—	356	12,733
	SK m&service Co., Ltd.		—	1,330	13,943
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	638	11,748
	SK Communications Co., Ltd.		—	25	12,336
	Others		—	3,766	16,826

			—	35,523	497,458

Associates	F&U Credit information Co., Ltd.		—	44	4,649
	SK hynix Inc.		—	7,463	125
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,853	—
	KEB HanaCard Co., Ltd.		—	7,401	56,507
	Others		—	413	5,875

			22,147	23,797	67,156

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	190	—
	SK Innovation Co., Ltd.		—	3,761	36,313
	SK Networks Co., Ltd.		—	312	3,760
	SK Networks Services Co., Ltd.		—	—	5,168
	SK Telesys Co., Ltd.		—	6	13
	SK Energy Co., Ltd.		—	156	233
	Others		—	654	14,867

			—	5,079	60,354

		~~W~~	22,147	65,982	653,601

(*1)	As of September 30, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of September 30, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

60

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2021 and December 31, 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd.		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

61

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

30.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~579,753 million and ~~W~~571,004 million as of September 30, 2021 and December 31, 2020, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2021, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

62

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Gain on foreign currency translations	~~W~~	(426)	(1,775)
Interest income		(19,615)	(19,278)
Dividends		(195,618)	(284,666)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures		(56,931)	11,840
Gain relating to financial instruments at FVTPL		(40,988)	(7,895)
Gain on disposal of property and equipment and intangible assets		(11,784)	(4,060)
Gain on business transfer		—	(12,451)
Gain on sale of accounts receivable – other		(21,794)	(14,834)
Other income		(4,599)	(550)
Loss on foreign currency translations		344	1,846
Bad debt for accounts receivable – trade		6,994	18,531
Bad debt for accounts receivable – other		1,680	2,735
Loss relating to financial instruments at FVTPL		96,882	2,467
Depreciation and amortization		2,186,660	2,274,749
Loss on disposal of property and equipment and intangible assets		11,460	14,639
Impairment loss on property and equipment and intangible assets		—	12,388
Interest expense		177,309	185,536
Expense related to defined benefit plan		42,863	44,699
Bonus paid by treasury shares		29,642	—
Share option		407	141
Income tax expense		222,975	185,143
Other expenses		1,383	10,501

	~~W~~	2,426,844	2,419,706

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Accounts receivable – trade	~~W~~	(73,198)	(128,727)
Accounts receivable – other		(97,399)	126,832
Advanced payments		(2,843)	(6,554)
Prepaid expenses		120,786	(81,877)
Inventories		(12,405)	7,927
Long-term accounts receivable – other		9,791	39,237
Long-term prepaid expenses		(36,605)	224,884
Guarantee deposits		4,770	11,538
Contract assets		190	(1,414)
Accounts payable – other		(143,503)	176,173
Withholdings		(29,174)	(33,790)
Deposits received		(3,738)	1,652
Accrued expenses		5,231	(116,413)
Provisions		—	255
Plan assets		4,337	(5,462)
Retirement benefit payment		(25,226)	(16,005)
Contract liabilities		(7,910)	(7,665)
Others		(4,335)	25,899

	~~W~~	(291,231)	216,490

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2021		September 30, 2020
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(127,529)	(607,603)
Increase of right-of-use assets		367,499	569,269
Retirement of treasury shares		1,965,952	—

32.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in a certain associate engaged in mobility business to T map Mobility Co., Ltd. by approval of the board of directors and reclassified entire shares of the investments in associates as non-current assets held for sale.

(In millions of won)
September 30, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

64

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

33.	Subsequent Events

(1)

In accordance with the resolution of shareholders’ meeting held on October 12, 2021, the Company carried out horizontal spin-off on November 1, 2021, the date of spin-off. The Company plans to complete change listing and relisting by November 29, 2021. The details of spin-off are as follows:

	Company	Business
Surviving Company	SK Telecom Co., Ltd.	Wireless and fixed-line telecommunications and other businesses

Spin-off Company	SK Square Co., Ltd.	Business of managing the equity interests in certain investees engaged in, among other things, semiconductor and New ICT businesses and making new investments

The details of spin-off schedule are as follows:

Date
Effective date of spin-off	November 1, 2021
Request date of registration of spin-off	November 2, 2021
Scheduled trading halt period	October 26, 2021 ~ November 26, 2021
Scheduled date of change and relisting	November 29, 2021

(2)

The stock split of the Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The number of issued shares has changed from 72,060,143 shares with a par value of ~~W~~500 to 360,300,715 shares with a par value of ~~W~~100. The allocation of new shares to shareholders of the Company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Company after the stock split and is allocated at the rate of the table below per common share of the Company.

Spin-off Company
Company name	SK Square Co., Ltd.
Common shares (in shares)	0.3926375

65

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2021 and 2020

33.	Subsequent Events, Continued

(3)	On October 12, 2021, the board of directors of the Company approved the Company’s disposal of treasury shares and the details are as follows:

Number of treasury shares to be disposed	520,000 Common stocks
Price of the treasury shares to be disposed (in won)(*)	Per share ~~W~~304,500
Estimated aggregate disposal value(*)	~~W~~158,340 million
Disposal period	October 25, 2021 ~ January 12, 2022
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.

(4)	The board of directors of the Company resolved to pay interim dividend at the board meeting on November 1, 2021, and the details are as follows:

Interim dividend amount	~~W~~2,500 per share (Total amount: ~~W~~177,902 million)
Dividend rate	0.80%
Dividend date	September 30, 2021
Date of distribution	According to Article 165-12 (3) of Financial Investment Services and Capital Market Act, the Company is planning to distribute dividends by November 21, 2021.

66